

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16
Under the Securities Exchange Act of 1934

For the month of March 2010

Commission File Number: 001-04307

Husky Energy Inc.
(Translation of registrant's name into English)

707 8th Avenue S.W., Calgary, Alberta, Canada T2P 1H5
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ____ Form 40-F _X_

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). __X__

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No __X_

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______.

On March 16, 2010, Husky Energy Inc. filed its annual report for the fiscal year ended December 31, 2009 with Canadian securities and regulatory authorities on the System for Electronic Document Analysis and Retrieval. The annual report is attached hereto as Exhibit A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HUSKY ENERGY INC.



By: ______________________
Alister Cowan
Vice President & Chief Financial Officer

Date: March 16, 2010

Exhibit A



Husky Energy Inc.

Annual Report 2009

Delivering Sustainable Growth by Technological Innovation

Husky Share Price Performance vs Indices

Husky Energy Inc. commenced trading on the Toronto Stock Exchange in 2000. Financial performance has exceeded the S&P/TSX Energy Index and the S&P/TSX Composite Index.



Husky Share Price: $30.08
at December 31, 2009
Total Shareholder Return since August 2000: 490%
including ordinary and special dividends
Dividends and Capital Dividends Paid: In excess of $6.0 billion
since August 2000
Market Capitalization: $25.6 billion
at December 31, 2009
800
700
600
500
400
300
200
100
$6.50
$30.08
8/28/00
12/29/00
12/31/01
12/31/02
12/31/03
12/31/04
12/30/05
12/29/06
12/31/07
12/31/08
12/31/09
Husky Energy
S&P/TSX Energy Index
S&P/TSX Composite Index

Creating Shareholder Value

Headquartered in Calgary, Alberta, Canada, Husky Energy Inc. is one of Canada's largest integrated energy companies. Through a commitment to creating shareholder value and financial discipline, Husky has maintained a consistent record of strong market and financial performance. Management has a proven track record of executing projects on time and on budget. Husky shareholders receive a best-in-class dividend yield and exposure to an enviable suite of growth projects.

Overview

Operations

Financial

HUSKY ENERGY – HIGHLIGHTS

Financial Highlights

Year ended December 31	**2009**	2008
(millions of dollars except where indicated)		
Sales and operating revenues *(Net of royalties)*	**15,074**	24,701
Cash flow from operations	**2,507**	5,946
Per share *(dollars)* – Basic/Diluted	**2.95**	7.00
Net earnings	**1,416**	3,751
Per share *(dollars)* – Basic/Diluted	**1.67**	4.42
Dividends		
Per share *(dollars)* – Ordinary	**1.20**	1.70
Capital expenditures (1)	**2,797**	4,108
Return on average capital employed *(percent)*	**9.1**	25.1
Return on equity *(percent)*	**9.8**	28.9
Debt to capital employed *(percent)*	**18.3**	12.0
Debt to cash flow from operations *(times)*	**1.3**	0.3

(1) Excludes capitalized costs related to asset retirement obligations incurred during the period, the Lima acquisition and the BP joint venture transaction.

Operating Highlights

Year ended December 31	**2009**	2008
Daily production, before royalties		
Light crude oil & NGL *(mbbls/day)*	**89.1**	122.9
Medium crude oil *(mbbls/day)*	**25.4**	26.9
Heavy crude oil & bitumen *(mbbls/day)*	**101.7**	107.0
Total crude oil & NGL *(mbbls/day)*	**216.2**	256.8
Natural gas *(mmcf/day)*	**541.7**	594.4
Total *(mboe/day)*	**306.5**	355.9
Proved reserves, before royalties (1)		
Light crude oil & NGL *(mmbbls)*	**243**	259
Medium crude oil *(mmbbls)*	**82**	85
Heavy crude oil *(mmbbls)*	**120**	122
Bitumen *(mmbbls)*	**200**	65
Natural gas *(bcf)*	**1,725**	2,190
Total *(mmboe)*	**933**	896
Upgrader throughput *(mbbls/day)*	**74.1**	71.1
Commodity volumes marketed *(mmboe/day)*	**0.9**	1.1
Pipeline throughput *(mbbls/day)*	**514**	507
Light oil sales *(million litres/day)*	**7.6**	7.9
Lima Refinery throughput *(mbbls/day)*	**114.6**	136.6
Toledo Refinery throughput *(mbbls/day, 50% w.i.)*	**64.9**	60.6
Asphalt Refinery throughput *(mbbls/day)*	**24.1**	26.1
Prince George Refinery throughput *(mbbls/day)*	**10.3**	10.1
Ethanol production *(thousand litres/day)*	**676.9**	627.2

(1) The reserves are based on SEC constant pricing.






Husky
Husky

Corporate Profile

Husky Energy Inc. operates worldwide with Upstream, Midstream and Downstream business segments. Husky's Upstream operations include the exploration, development and production of crude oil, bitumen and natural gas in Western Canada, offshore Canada's East Coast, the United States, China, Indonesia and Greenland.

The Company's Midstream operations include heavy oil upgrading, pipeline transportation, storage, processing, power cogeneration, and the marketing of crude oil, natural gas, natural gas liquids, sulphur and petroleum coke.

Downstream includes the refining, distribution and retail marketing of gasoline, aviation fuel, diesel, asphalt, ethanol and related products and services.

Husky Energy Inc. is listed on the Toronto Stock Exchange under the symbol HSE.

HUSKY AT A GLANCE

UPSTREAM

STRATEGY

- Grow oil and natural gas production and reserves through exploration and production from a portfolio of high value assets
- Grow heavy oil production through technology innovation and application
- Expand production from a world-class portfolio of in-situ bitumen assets
- Unlock the value of Husky's oil and gas resource plays
- Increase offshore Canada production by fully exploiting existing assets, and exploring and developing new fields
- Build a material South East Asia exploration and production business
- Maintain an enterprise-wide commitment to operational integrity, safety and environmental stewardship

2009 ACHIEVEMENTS

- Optimized and redesigned Sunrise Oil Sands Project to substantially reduce capital costs
- Completed front end engineering and design for Sunrise Phase 1
- Completed North Amethyst subsea tieback
- Completed Liwan 3-1 field appraisal and advanced development and gas marketing plans
- Liuhua 34-2, second major natural gas discovery in Block 29/26, South China Sea
- Attained numerous exploration successes including northeast B.C. natural gas and shale gas discoveries, Mizzen deepwater discovery, South China Sea discovery and White Rose Hibernia formation discovery
- Established positions in nine gas resource plays in Western Canada
- Progressed the 8,000 barrels-per-day Pikes Peak South Thermal Project toward first production in 2012
- Acquired new heavy oil production and reserves in the Lloydminster area
- Advanced heavy oil recovery in several areas in Western Canada
- Reduced total operating costs by eight percent from the previous year

2010 PLANS

- Sanction the Sunrise Oil Sands Project
- Sanction the Liwan development project, offshore China
- First oil from the North Amethyst tieback project, offshore Newfoundland
- Advance the first phase of the West White Rose development for initial production in early 2011
- Evaluate White Rose natural gas and condensate development options
- Move ahead with Madura BD natural gas project, offshore Indonesia
- Continue to expand the resource base and production from gas and oil resource plays in Western Canada
- Assess commercial potential of the successful Grizzly Valley, British Columbia, natural gas exploration
- Expand enhanced oil recovery projects

MIDSTREAM

STRATEGY

- Provide an efficient and reliable logistics link between Upstream and Downstream business segments
- Maximize the Midstream value capture from the Company's oil and natural gas production
- Identify and pursue business ventures and opportunities that are strategic, accretive to earnings and add value
- Reduce operating costs by introducing efficiencies and optimization to fuel and feedstock supply provided to Downstream facilities

2009 ACHIEVEMENTS

- Advanced the development of a Sunrise Midstream solution
- Completed expansion of the heavy oil main pipeline between Lloydminster and Hardisty providing significant capacity increases on all product streams
- Marketed 900,000 barrels of oil equivalent per day

HUSKY ENERGY GLOBAL OPERATIONS


Greenland
Canada
China
USA
North West Territories
Canada
Sunrise Oil Sands Project
Alberta, Canada
Saleski Oil Sands Project
Alberta, Canada
Caribou Oil Sands Project
Alberta, Canada
Tucker Oil Sands Project
Alberta, Canada
N.E. British Columbia
Canada
Prince George Refinery
British Columbia, Canada
Corporate Head Office
Calgary, Alberta, Canada
Southern Alberta
Canada
Northwestern USA
Hardisty Terminal
Alberta, Canada
Lloydminster Refinery
Lloydminster Heavy Oil Upgrader
Lloydminster Ethanol Plant
Saskatchewan, Canada
Southern Saskatchewan
Canada
Greenland
Labrador Discoveries
and Exploration Acreage
Mizzen Discovery
Jeanne d'Arc Basin
White Rose Oil Field
Terra Nova Oil Field
Toledo Refinery
Ohio, USA
Lima Refinery
Ohio, USA
Minnedosa
Ethanol Plant
Manitoba, Canada
Block 29/26 Discovery
China
Wengchang Oil Fields
China
Exploration Acreage
China
Madura PSC
Indonesia
North Sumbawa II
Indonesia
Exploration
Production
Development
Infrastructure
Husky Retail Outlets (570+), Canada

2010 PLANS

- Complete the Sunrise Midstream solution
- Expand terminal and storage activities
- Commence deliveries on the Keystone Pipeline to link Husky's Western Canadian oil production to Lower PADD II markets and the Lima Refinery
- Continue to focus on operating efficiency, safety and environmental stewardship

DOWNSTREAM

STRATEGY

- Ensure Husky captures the full value from its heavy oil and bitumen production
- Ensure a market for Upstream and Midstream products
- Adopt, adapt and develop best practices that contribute to operational efficiency and reliability
- Minimize market volatility as it impacts income and cash flow

2009 ACHIEVEMENTS

- Completed conceptual work for BP-Husky Toledo Refinery repositioning project
- Set record production levels for biofuels at the Minnedosa and Lloydminster Ethanol Plants
- Agreed to the purchase of 98 additional retail outlets in the southern Ontario market, which will bring the total number of outlets to 571
- Maintenance turnarounds at Lima and Lloydminster refineries to increase operating and environmental efficiencies
- Sanctioned the BP-Husky Toledo Refinery continuous catalyst regeneration reformer project

2010 PLANS

- Progress Downstream component of the Sunrise project
- Execute agreement to purchase 98 Ontario service stations and integrate them into Husky branding, systems and operations
- Research and test the potential of producing additional biofuels
- Continue to pursue refining facility synergies and optimization
- Continue to focus on operating efficiency, safety and environmental stewardship

REPORT TO SHAREHOLDERS

"THE OIL AND NATURAL GAS INDUSTRY WAS FACED WITH MANY CHALLENGES IN 2009. HUSKY HAS WEATHERED THE FINANCIAL CYCLE AND HAS DELIVERED SOLID PERFORMANCE FOR OUR SHAREHOLDERS."

Husky Energy and the oil and natural gas industry experienced a very challenging environment in 2009. Crude oil and natural gas prices fell significantly from the record highs of 2008 and the global economic downturn raised further uncertainties for commodity supply and demand.

Husky reacted swiftly to the deteriorating economic conditions and took action to contain costs and achieve efficiencies in our operations. The project control and cost reduction work was completed in the first quarter of 2009. As a result, Husky was able to achieve an eight percent reduction in operating expenses from the 2008 level. The Company took steps to standardize and prioritize our investment opportunities in line with economic conditions, and continued to move forward projects that are vital to the Company's mid and long-term growth.

As a result of this consistent focus on financial discipline, the Company is poised to take full advantage of the opportunities in the economic cycle, pursue business growth including acquisitions that fit our core business strategy, and create shareholder value.

HIGHLIGHTS

Husky performed well despite the challenging economic landscape in 2009. The Company achieved solid earnings and cash flow, and continues to maintain a very strong financial position. Total sales and operating revenues, net of royalties, for the year were $15.07 billion, net earnings were $1.42 billion and cash flow from operations was $2.51 billion.

Husky enhanced our financial flexibility by filing a U.S. $3 billion debt shelf prospectus and a $1 billion Canadian medium-term note shelf prospectus. In May, the Company issued long-term debt of U.S. $1.5 billion under our U.S. $3 billion shelf prospectus, taking advantage of market conditions.

During 2009, Husky maintained a top-tier dividend policy to shareholders, yielding approximately four percent. Since becoming a public company in 2000, Husky has achieved a total shareholder return of 490 percent and paid dividends of $6.0 billion.

Husky was active in exploration, and achieved considerable success with the drill bit. The Company announced the discovery of additional oil resources in the White Rose area; and made a promising discovery at Mizzen in the Flemish Pass, offshore Newfoundland. A natural gas discovery well in the South China Sea near the Company's Liwan field further validates the potential of Block 29/26, and supports our development plans for South East Asia as a major gas-producing region for Husky.







NET EARNINGS *($ billions)*


1.42
2007
2008
2009

CASH FLOW FROM OPERATIONS *($ billions)*


2.51
2007
2008
2009

SALES AND OPERATING REVENUES, NET OF ROYALTIES *($ billions)*


15.07
2007
2008
2009

In northeast British Columbia, the Company made several discoveries in the Bullmoose - Sukunka natural gas region and in the Doig and Montney shale gas formations.

In December 2009, Husky announced a $3.1 billion capital program for 2010. This represents a 20 percent increase over 2009 and provides the major funding for ongoing exploration and development of our assets in Western Canada, offshore Canada's East Coast, the United States, Greenland, China and Indonesia.

Husky's integrated strategy helps mitigate volatility in business segments and secure earnings growth. By focusing on the entire value chain from the wellhead through to the retail network, the Company has been able to mitigate pricing risks associated with selling bitumen or synthetic crude oil. Continued investments in the Lloydminster Heavy Oil Upgrader, the pipeline network, refineries and the expanding retail operations ensures that Husky captures full value from our production chain.

"FIRST OIL FROM THE NORTH AMETHYST FIELD WILL BEGIN FLOWING ONLY THREE AND A HALF YEARS AFTER DISCOVERY."

Important milestones were achieved on Husky's megaprojects in 2009, and Husky has a large inventory of prospects to pursue.

Offshore Canada's East Coast, the Company completed the required facilities work for production from North Amethyst, a White Rose satellite field discovered in 2006. Three satellite developments - North Amethyst, West White Rose and South White Rose - will help offset natural production declines and extend the White Rose production life.

North Amethyst had a total estimate of 90 million barrels of reserves as of December 31, 2009. Its subsurface facilities were completed on schedule and under budget. The installation of the subsea tieback was a first for offshore development in Canada and represented more than 350,000 offshore person hours worked without a lost time injury. First oil will begin flowing in 2010, only three and a half years after discovery.

Husky is making substantial progress in building a sustainable, growth-oriented oil and natural gas business in South East Asia. While development work progressed at the Company's Block 29/26, offshore China, Husky made a second major discovery in the Liwan area. The Liuhua 34-2-1 exploration well, 23 kilometres north of the Liwan gas field, encountered a significant thickness of excellent quality reservoir. Testing indicated the well's future delivery could exceed 140 million cubic feet per day.

"UNDER THE REVISED FACILITY DESIGN FOR PHASE 1, THE SUNRISE OIL SANDS PROJECT IS EXPECTED TO YIELD A SOLID AND SUSTAINABLE ECONOMIC RETURN."

At the Liwan 3-1 gas field, delineation work was completed with the drilling of three appraisal wells, confirming its status as one of China's largest discovered offshore deepwater gas fields. Front end engineering and design (FEED) work on Liwan 3-1 was close to completion at year end, and project sanction is anticipated in 2010. First production is expected in the 2013 timeframe.

Several milestones were achieved in 2009 in bringing Husky's Sunrise Oil Sands Project toward development in the Fort McMurray region of northern Alberta. FEED work was completed on the project's 60,000 barrels-per-day Phase 1. The economic downturn and project modifications presented an opportunity for the Company to improve the project's economic return. Development costs are expected to be $1.3 billion less than the $3.8 billion cost estimated in 2008. Sanctioning of the project is expected in 2010 with Phase 1 first oil anticipated in 2014. It is expected that total production will be 200,000 barrels per day by 2020. Fifty percent of production is net to Husky.

Husky continues to develop our extensive heavy oil leases, primarily in the Lloydminster region of Alberta and Saskatchewan. In 2009, the Company secured future production, increased reserves and preserved strong cash flow with the acquisition of heavy oil properties around Lloydminster. The purchase will provide Husky with more than 6,000 barrels of oil production per day, 11.4 million barrels of oil equivalent of proved reserves and 2.7 million barrels of probable reserves, estimated as of December 31, 2009. Additionally, the acquired assets complement Husky's extensive heavy oil resource base by adding approximately one billion barrels of discovered petroleum initially-in-place, estimated as of December 31, 2009.

The Western Canadian Sedimentary Basin, where Husky has extensive land holdings, is benefiting from technological innovation. Husky is active in testing and utilizing new technologies that we believe will substantially increase production from our holdings. At the same time, new drilling and well completion











techniques are allowing Husky to tap sources of oil and gas that were once deemed uneconomical. The Company's exploration program in the Montney and Doig shale gas formations in northeast British Columbia is a prime example. Husky believes the recoverable resource potential is substantial and further drilling to evaluate the resource will take place in 2010.

CORPORATE RESPONSIBILITY AND SUSTAINABLE DEVELOPMENT

The health and safety of our employees, contractors and the general public is a core Company value. In working toward this objective, we partner with government agencies, academic institutions and organizations in the communities in which we do business.

"SUSTAINABLE DEVELOPMENT, CRITICAL TO LONG-TERM SUCCESS, IS A CORE HUSKY VALUE."

In 2009, the Husky Operational Integrity Management System (HOIMS) was deployed at the field level to achieve higher performance in safety, health, environmental and process safety management. The positive impacts of the HOIMS initiatives have been experienced across Husky's operations and have resulted in measurable improvements, such as a reduction in employee motor vehicle accidents.

In 2009, Husky made progress in the implementation of the Environmental Performance Reporting System (EPRS) initiative. EPRS is a multi-year, multi-million dollar initiative to collect and consolidate operational

PRODUCTION *(mboe/day)*


306.5
2007
2008
2009

DEBT TO CASH FLOW RATIO *(times)*


1.3
2007
2008
2009

DIVIDENDS PER COMMON SHARE *($)*


1.20
2007
2008
2009

and environmental data, including greenhouse gases and other air emissions.

Husky is involved in implementing new technologies to capture and store carbon dioxide (CO_2). The Company is proceeding with a project at Lloydminster to capture CO_2 from our operations and inject the gas into heavy oil reservoirs to enhance recovery. Husky is a contributor to the Carbon Disclosure Project, the world's largest database of corporate climate change strategies and greenhouse gas emission information. The Company is working to address greenhouse gas emissions by improving energy efficiency in our operations, and by providing customers with cleaner, ethanol-blended fuels.

STRATEGIC OUTLOOK

As global economic and business conditions continue to improve, Husky is well positioned to capitalize on opportunities. The Company has a robust project portfolio that can be accelerated in response to strengthening crude oil and natural gas prices. A continued focus on financial discipline and a strong balance sheet provides the Company with flexibility to pursue opportunities that align with the corporate mission to maximize shareholder value.

The milestones achieved by Husky in 2009 in the face of a challenging economic climate were made possible by the dedication and commitment of our employees and management team, and the continued support of our shareholders. On behalf of Husky's Board of Directors, we offer our sincere gratitude and appreciation.

The Board of Directors would like to extend its deep appreciation to John C.S. Lau who is stepping down from the position as President & Chief Executive Officer of Husky Energy Inc.

Mr. Lau was the architect of a remarkable period of growth and prosperity for the Company and its shareholders, building Husky Energy into one of Canada's largest and most respected integrated oil and natural gas companies. We sincerely thank Mr. Lau for his vision, leadership and tireless efforts in leaving us with a proud legacy and Husky Energy with a solid foundation for future growth.



Victor T. K. Li
Co-Chairman



Canning K. N. Fok
Co-Chairman



John C. S. Lau
President & Chief Executive Officer

February 3, 2010



John C.S. Lau, President & CEO

REMARKABLE AND DYNAMIC GROWTH AND PROSPERITY FOR THE COMPANY AND ITS SHAREHOLDERS.

CREATING A PROUD LEGACY

The Board of Directors would like to extend its deepest appreciation to John C.S. Lau who is stepping down from the position as President & Chief Executive Officer.

Under Mr. Lau's tenure, Husky Energy has grown to become one of Canada's largest and most respected integrated oil and natural gas companies. He has provided the leadership, financial discipline and vision that has guided and inspired the senior management team and Husky's dedicated employees.

In 1993, the oil and natural gas industry faced difficult economic challenges. The Board of Directors appointed Mr. Lau as CEO of Husky and entrusted him with the task of restructuring and reorganizing the Company to a financially sustainable position and charting a course for the future.

Mr. Lau not only rose to the challenge, he was the architect of a remarkable period of growth and prosperity for the Company and its shareholders. As a result of his global vision and skills on the international stage, Husky extended its heavy oil and oil sands business and became a pioneer in the exploration for oil and gas offshore Canada, China and Indonesia.

Today, Husky is the most active oil and gas company off Canada's East Coast. It is a leader in heavy oil and a major player in responsibly developing the country's vast oil sands. It is spearheading the development of promising fields offshore China and Indonesia, and it continues to build and expand the integration of Upstream, Midstream and Downstream assets.

Mr. Lau is a strong philanthropic supporter and has given generously of his personal time and effort in creating a robust community engagement program in Canada.

During his tenure, Mr. Lau has received a number of awards for his leadership, and recently was named one of the Best Performing CEOs in the World by the Harvard Business Review.

On behalf of the Board of Directors, the Co-Chairmen of Husky Energy Inc. sincerely thank Mr. Lau for his vision, leadership, integrity and dedication in building Husky Energy into an internationally recognized and highly respected corporation.

February 3, 2010

UPSTREAM

IN PACE WITH THE GLOBAL ECONOMIC RECOVERY, HUSKY'S UPSTREAM BUSINESS IS POSITIONED TO RAMP UP ACTIVITY IN 2010, WITH SPECIAL EMPHASIS ON MID-TERM GROWTH PROJECTS – WHITE ROSE AND SATELLITES OFFSHORE CANADA'S EAST COAST, BLOCK 29/26 DEEPWATER PROJECT IN THE SOUTH CHINA SEA AND SUNRISE OIL SANDS PROJECT IN ALBERTA, CANADA.

WHITE ROSE & SATELLITES (EAST COAST, CANADA)

In October, 2009, at Husky's White Rose oil field, deep sea divers and remotely operated undersea vehicles hooked up the last of the supply lines at North Amethyst. This subsea production infrastructure, set in 'glory holes' on the ocean floor to avoid icebergs, will pump crude oil to the *SeaRose FPSO* (floating production, storage and offloading) vessel 350 kilometres east of St. John's, Newfoundland. It is the first satellite oil pool tieback in an offshore field in Canada.

In 2010, only three and a half years after field discovery, North Amethyst crude oil will begin flowing from the production system through 25 kilometres of flexible underwater lines. With estimated reserves of 90 million barrels (34.7 million proved, 35.3 million probable and 20.0 million possible as of December 31, 2009), North Amethyst will produce 37,000 barrels per day at its peak. Husky's working interest is 68.875 percent. The $1.8 billion project is the first of three White Rose tieback opportunities. Husky has submitted a development plan for a pilot at the second tie-in field, West White Rose. Work is underway for this pilot to begin production in 2010.

BLOCK 29/26 DEEPWATER PROJECT (SOUTH CHINA SEA)

In 2009, Husky completed the successful drilling and testing of three appraisal wells at the Liwan 3-1 natural gas field on Block 29/26 in the South China Sea. The successful appraisal drilling indicated that well deliverability could exceed 150 million cubic feet per day, confirming the high quality of the reservoir. Front end engineering and design is essentially complete and the Liwan development plan is ready to submit to regulatory authorities in early 2010. The project is moving forward, with first gas anticipated in 2013.

In December Husky announced another significant discovery in the block. Exploration well Liuhua 34-2-1, in the Liwan area, encountered an excellent quality natural gas reservoir. Husky plans to tie the newly discovered Liuhua 34-2 field into the planned offshore infrastructure. An appraisal well is planned for 2010 to determine the full potential of the field.

Block 29/26, located 300 kilometres southeast of Hong Kong, will use subsea production systems connected to a central shallow-water platform by flow lines. The platform will be connected by pipeline to an onshore gas plant with access to the growing energy markets of Hong Kong and Guangdong in China. Husky and development partner CNOOC (China National Offshore Oil Corporation) have established a joint marketing group for the sale of Block 29/26 gas and associated hydrocarbon liquids.

Liwan is the first deepwater gas development in offshore China. Front end engineering and design for the estimated $4 billion project is planned for completion in 2010. Both the deepwater location and the typhoon-prone region will require the use of proven technologies for the weather and ocean conditions. Husky has extensive experience in offshore drilling and subsea production in challenging environments.







SUNRISE OIL SANDS PROJECT (ALBERTA, CANADA)

Sunrise, an in-situ bitumen development, is an important mid to long-term energy project. In keeping with its environmental stewardship philosophy, Husky is committed to developing Sunrise in a responsible manner with strategies to minimize the environmental impact.

Husky and BP PLC are 50/50 partners in the Sunrise Oil Sands Project. The joint venture is integrating the production of bitumen with refining in a North American energy solution that is low cost, efficient and represents a responsible approach to resource stewardship.

The global economic conditions in 2009 provided an opportunity for Husky to redesign the project, resulting in a potential saving of more than $1 billion in capital costs. First oil from Sunrise is expected in 2014.

Front end engineering and design was completed at the end of 2009. Sunrise will use steam-assisted gravity drainage to extract the bitumen, keeping ground disturbance to less than five percent of the lease area. To make steam, Sunrise will draw non-potable water from underground sources, and 90 percent of the water will be recycled. No surface water will be used in the production process.

OPERATIONAL INNOVATION

Connecting satellite pools, developing in-situ bitumen and drilling deepwater wells are not the only examples of Husky's innovation. To increase efficiency and address natural field decline, the Company is incorporating a number of significant new technologies into its Upstream operations.

Thermal, alkaline surfactant polymer (ASP) and solvent enhanced oil recovery (EOR) techniques are being used to recover more heavy and conventional oil from reservoirs. The Company is actively using horizontal drilling and multi-zone fracturing to increase production and enhance recovery from our tight oil and gas reservoirs in Western Canada. The use of these technologies will help deliver growth for the Company.

In Husky's EOR pilot at Edam, Saskatchewan, cold solvent injection technology is being piloted with promising results. Injecting solvent gases into heavy oil reservoirs reduces the thickness of the oil, making it easier to extract. An added benefit is that the injected solvent increases the reservoir pressure, pushing oil toward the production wells.

Husky is studying carbon capture and storage-related technology, and is conducting research into capturing CO_2 from its operations and injecting it into heavy oil reservoirs to enhance oil recovery. The research could lead to the capture of 300,000 to 400,000 tonnes per year of CO_2 and initiate the next round of EOR production pilots.

Husky's latest EOR project came on line at Gull Lake, Saskatchewan. Gull Lake and the Company's other ASP projects have the potential to add significant crude oil production and reserves to Husky's asset base.

MIDSTREAM AND DOWNSTREAM

"HUSKY MANAGED APPROXIMATELY 780,000 BARRELS OF CRUDE OIL AND NATURAL GAS LIQUIDS, AND 2.1 BILLION CUBIC FEET OF NATURAL GAS PER DAY IN 2009"

MIDSTREAM

As an integrated company, Husky focuses on capturing value along the entire supply chain. Primary assets in Husky's Midstream operation are:

- A heavy oil upgrader in Lloydminster, Saskatchewan, with the capacity to process 82,000 barrels per day
- 2,100 kilometres of pipelines capable of carrying more than 720,000 barrels per day of blended heavy crude oil, diluent and synthetic crude oil
- 3.3 million barrels of hydrocarbon liquids storage capacity
- 33.2 billion cubic feet of natural gas storage capacity
- 50 percent interest in two natural gas-fired electricity cogeneration (power and steam) stations generating a total of 305 megawatts
- Natural gas liquids extraction capacity of 327,000 cubic feet per day at three individual facilities
- 19 crude oil processing facilities

Husky commodity marketing managed 779,900 barrels of crude oil and natural gas liquids, and 2.1 billion cubic feet of natural gas per day in 2009, and a total of 460,000 tonnes of sulphur.

At the Company's Lloydminster heavy oil upgrader, Husky is assessing the economics of producing or blending ultra-low sulphur diesel which substantially lowers emissions of particulate matter from diesel engines.

Husky's owned and operated pipeline system supports operations in the Lloydminster area, moving feedstock and product from Upstream operations, terminals and refinery facilities.

The Hardisty (Alberta) Terminal operation is a strategic asset with connections to extensive infrastructure facilities and trunk lines. Twenty-five percent of Canada's pipeline oil exports and 31 percent of total Canadian heavy oil exports pass through this Husky facility. Additional connections to third-party pipelines increase the versatility of the terminal.

In 2009, Husky contributed crude oil to fill the new Keystone pipeline in preparation for shipping crude from Hardisty to markets in the U.S. Midwest, including Husky's Lima refinery.

The Midstream unit is developing a transportation solution to move bitumen from the Sunrise Oil Sands Project through its terminal facilities and across the U.S. border to the BP-Husky Refinery in Toledo, Ohio. Husky is examining several options and anticipates finalizing its transportation plans in 2010. The plan will contribute to Husky's vertical integration strategy.




Husky



DOWNSTREAM

Husky Energy's Downstream business includes refining crude oil and marketing gasoline, diesel, asphalt, ethanol and related products in Canada; and refining crude oil and marketing gasoline, diesel, jet fuel and related products in the United States.

REFINERIES

Husky and partner BP sanctioned a $400 million catalytic reformer upgrade at the BP-Husky Refinery in Toledo, Ohio. The upgrade will improve the 160,000 barrel-per-day refinery's efficiency and competitiveness while reducing energy consumption and operating costs.

Husky's Lima (Ohio) Refinery completed a six-week maintenance turnaround to increase production capacity, and improve safety and environmental performance.

Husky's Downstream segment is active in research, development and innovation. At the Prince George (British Columbia) refinery, Husky is working on a project to produce hydrogen-derived renewable diesel (HDRD). Husky believes HDRD has potential as a preferred renewable-diesel blend.

ETHANOL

Husky is a leader in the production and marketing of ethanol and ethanol-blended fuel in Canada. At the University of Manitoba, three Husky Energy Biofuels Research Chairs are working to develop high-yield, disease-resistant winter wheat as an ethanol feedstock, maximize production efficiency, and develop a high-value dried distillers' grain with solubles feedstock for livestock operations. Husky formed its own grain buying group in 2009, with offices at the Lloydminster, Saskatchewan and Minnedosa, Manitoba, plants. The offices buy directly from local grain producers.

ASPHALT

Husky is the largest producer of paving asphalts in western Canada with 39 percent of the market. In addition, 36 percent of its production is exported to the United States. Demand for Husky asphalt continues to grow as contractors and government agencies seek quality products for infrastructure projects.

Research is integral to Husky's continued strength in the asphalt industry. Through contributions from the NSERC/John Lau Husky Energy Industrial Research Chair in Bituminous Materials at the University of Calgary, Husky's 28,500 barrels per day Lloydminster, Alberta, refinery is producing more environmentally friendly and durable asphalt. In 2009, the refinery completed a major turnaround safely and efficiently.

RETAIL

In December, Husky agreed to purchase 98 retail outlets in the southern Ontario market. The purchase will bring the Company's total network of travel centres, full serve and self serve retail stations, and commercial bulk plants and cardlocks in Canada to 571, stretching from British Columbia to the Ontario/Quebec border.

SUSTAINABLE DEVELOPMENT

"HEALTH AND SAFETY AND ENVIRONMENTAL STEWARDSHIP ARE OF PARAMOUNT IMPORTANCE AT HUSKY ENERGY"

Husky's strong relationship with the community reflects its commitment to building a sustainable business.

SAFETY & OPERATIONAL INTEGRITY

Safety is a top priority at Husky and it is enhanced through HOIMS, the Husky Operational Integrity Management System. HOIMS reached several milestones including completion of the final gap assessments, and the creation of the HOIMS Owners' Team which acts as a strategic planning and support group for HOIMS implementation across the Company.

In 2009 Husky had a total recordable incident rate (TRIR) of 0.99, a decrease from 2008's 1.24. The March 12, 2009, helicopter accident offshore Newfoundland had a profound impact on the entire energy industry. This tragic event reminds us of our vulnerability and the need to maintain heightened focus on safety as a top priority.

EMPLOYEE & CONTRACTOR COMBINED TOTAL RECORDABLE INJURY RATE


Contractors
Combined
Employees
1.06
.99
.86
2005
2006
2007
2008
2009

ENVIRONMENTAL STEWARDSHIP

With the online publication of the 2009 Sustainable Development Report Update, Husky highlighted its approach and commitment to long-term corporate viability through business and social integrity, environmental protection and resource stewardship. The 2009 report updates several key indicators of that commitment including safety performance, land reclamation, air issues management including greenhouse gases, water conservation, spill management and habitat protection.

Husky is a contributor to the Carbon Disclosure Project, the world's largest database of corporate climate change strategies and greenhouse gas emissions information.

ICO_2N INITIATIVE

Husky is a member of the Integrated CO_2 Network (ICO_2N), an alliance of Canada's largest industrial companies involved in carbon capture and storage. The group is developing technology and a system to reduce carbon dioxide emissions by 20 million tonnes per year over the next decade - the equivalent of taking about four million cars off the road annually. In 2009, ICO_2N was a finalist for an Aspen Institute Energy and Environment Award which recognizes and rewards excellence in innovation, implementation and communication of energy and environmental solutions.

ABORIGINAL AFFAIRS

In 2009, Husky strengthened its partnership with Aboriginal communities in western Canada by signing cooperation agreements with Tsuu T'ina Nation, Kehewin Cree Nation, Alexis Nakota Sioux Nation, and Métis Nation of Alberta Local 1935. To date, Husky has signed 16 consultation agreements or memoranda of understanding with Aboriginal communities across western Canada. Each agreement declares Husky's commitment to work respectfully and in harmony with these Aboriginal communities near the Company's operations. The agreements emphasize mutually







beneficial opportunities such as education, training, employment and business development. Since 2007, Husky has purchased more than $60 million in goods and services from Aboriginal businesses in western Canada.

DIVERSITY & RESPECTFUL WORKPLACE

Husky is committed to ensuring employees and contractors can achieve success within a diverse, inclusive and respectful workplace, valuing creativity and innovation. Led by the Company's Diversity & Respectful Workplace Council, Husky puts its vision of a respectful work environment into practice. In 2009, Husky's mandatory respectful workplace training for all workers went online. The training increases awareness and understanding of the Company's values and policies. As part of leadership development programs, Husky delivers diversity modules to equip managers and supervisors with the skills needed to lead diverse, productive teams and champion Husky's commitment to diversity.

MAJOR AWARDS & RECOGNITION

Husky Energy's approach to its work and communities is often rewarded and 2009 was no exception. The following highlights a number of major awards, honours and recognitions that the Company received:

Awards for its safe handling and loading of railcars at our plant operations came from CSX Corporation Norfolk Southern Corporation, Burlington Northern Santa Fe Railroad and Canadian Pacific Railway. Husky has earned the latter award every year since the program was started in 2000.

Ottawa River Coalition named Husky's Lima, Ohio, Refinery the Outstanding Watershed Member of the Year for its long-standing support and wise environmental management.

The Canadian Diabetes Association recognized Husky Energy and its employees with the Association's Regional Corporate Award.

Husky Energy's 2008 Annual Report has won eight awards in total from the League of American Communications Professionals, the 2008 Vision Awards Annual Report Competition and the Annual Oil Week Magazine/ATB Financial Awards.

In December, the Harvard Business Review named Husky President & CEO John C.S. Lau one of the top performing CEOs in the world.

COMMUNITY INVESTMENT

As part of being a good corporate citizen, Husky supports the communities where we do business. Husky's top priorities in 2009 included health, education and civic activities.

HUSKY'S COMMUNITY INVESTMENTS BY SECTOR


1%
4%
27%
1%
11%
56%
Health & Welfare
Education & Youth
Environmental
Arts & Culture
Civic & Community
Aboriginal

MANAGEMENT'S DISCUSSION AND ANALYSIS

FEBRUARY 24, 2010

Contents

1.0 Financial Summary

1.1 FINANCIAL POSITION


Assets
Equity
Long-term Debt
Debt to Capital Employed
Debt to Cash Flow from Operations
($ billions)
(%)
(times)
28
21
14
7
30
20
10
1.5
1.0
0.5
07 08 09

1.2 FINANCIAL PERFORMANCE


Sales & Operating Revenues
Net Earnings
Cash Flow
Dividends
Return
($ billions)
($ billions)
($ per share)
(%)
25
20
15
10
5
7
6
5
4
3
2
1
2.0
1.5
1.0
0.5
32
24
16
8
07 08 09
Cash Used – Investing
Cash Provided – Operating
Special Dividends
Dividends
Equity
Capital Employed

1.3 TOTAL SHAREHOLDER RETURNS

The following table shows the total shareholder returns compared with the Standard and Poor's and the Toronto Stock Exchange energy and composite indices.

	Husky common shares	S&P/TSX energy index	S&P/TSX composite index
2005	77%	61%	22%
2006	37%	3%	15%
2007	18%	5%	7%
2008	(28)%	(36)%	(35)%
2009	2%	35%	31%
Five year average	20%	14%	8%
Five year cumulative return	102%	50%	27%

1.4 SELECTED ANNUAL INFORMATION

($ millions, except where indicated)		2009		2008 [1]		2007 [1]
Sales and operating revenues, net of royalties	$	**15,074**	$	24,701	$	15,518
Net earnings by sector						
Upstream	$	**1,113**	$	3,377	$	2,596
Midstream		**254**		470		521
Downstream		**265**		(299)		298
Corporate and eliminations		**(216)**		203		(214)
Net earnings	$	**1,416**	$	3,751	$	3,201
Net earnings per share - basic/diluted	$	**1.67**	$	4.42	$	3.77
Ordinary dividends per common share	$	**1.20**	$	1.70	$	1.16
Cash flow from operations	$	**2,507**	$	5,946	$	5,388
Total assets	$	**26,295**	$	26,486	$	21,666
Long-term debt including current portion	$	**3,229**	$	1,957	$	2,814
Cash and cash equivalents	$	**392**	$	913	$	208
Return on equity *(percent)*		**9.8**		28.9		30.1
Return on average capital employed *(percent)*		**9.1**		25.1		25.6

(1) 2008 and 2007 amounts as restated for the adoption of a new accounting policy. Refer to Note 4 of the Consolidated Financial Statements.

2.0 Husky Business Overview

Husky is a Canadian-based international energy and energy-related company with total assets greater than $26 billion and approximately 4,900 staff. Husky is integrated through the three industry sectors: upstream, midstream and downstream.

- In the upstream sector, the Company explores for, develops and produces crude oil and natural gas *(upstream business segment).*
- In the midstream sector, Husky upgrades heavy crude oil *(upgrading business segment)*, processes and transports via pipeline heavy crude oil, maintains interests in two cogeneration plants as well as markets and operates storage facilities for crude oil and natural gas *(infrastructure and marketing business segment).*
- In the downstream sector, the Company distributes motor fuel and ancillary and convenience products, manufactures and markets asphalt products, produces ethanol and operates two regional refineries in Canada *(Canadian refined products business segment)* and refines crude oil through interests in two refineries in Ohio and markets refined products in the U.S. Midwest *(U.S. refining and marketing business segment).*

3.0 Capability to Deliver Results

Husky's results are dependent on a number of factors including commodity prices, foreign exchange rates, the Company's continued success in exploring for oil and natural gas, efficient and safe execution of capital projects and operations, effective marketing, retention of expertise and continued access to the financial markets.

3.1 UPSTREAM

- Large base of crude oil producing properties in Western Canada that have responded well to the application of increasingly sophisticated exploitation techniques. Enhanced oil recovery ("EOR") techniques including thermal in-situ recovery methods are extensively used in the mature Western Canada Sedimentary Basin to increase recovery rates and stabilize decline rates of heavy and light crude oil. Emerging EOR techniques are being field tested, while techniques that have been in practice for several decades continue to be optimized;
- Substantial position in the Alberta oil sands. The initial stages of the development of these assets include the Tucker oil sands project currently in production and the Sunrise project that is in the development phase. The Sunrise project will proceed as a joint 50/50 partnership with BP and is an integral part of a North American oil sands business that includes the BP-Husky Toledo Refinery;
- Harsh weather offshore exploration, development and production expertise, as demonstrated by the successful White Rose development and further development of the North Amethyst satellite field offshore Newfoundland. Husky also

holds an interest in the Terra Nova field and a large portfolio of significant discovery and exploration licences offshore Newfoundland and Labrador and offshore Greenland;

- Increased position in Western Canada gas resource plays with over 925,000 acres associated with several evaluation and development gas resource projects;
- Expertise and experience exploring and developing the high impact natural gas potential in the deep basin, foothills, and northwest plains of Alberta and British Columbia;
- Large acreage position offshore China that includes a production interest in the Wenchang oil field, natural gas discoveries at the Liwan field in Block 29/26 where development has commenced, significant gas discoveries at the Liuhua 29-1 and 34-2 fields within Block 29/26, and a portfolio of exploration blocks; and
- Offshore Indonesia Husky holds two exploration licences. The Madura BD natural gas and natural gas liquids discovery, in which the Company holds a 50% interest, is the current focus for development.

3.2 MIDSTREAM

- Reliable heavy oil upgrading facility located in the Lloydminster heavy oil producing region with a throughput capacity of 82 mbbls/day;
- Reliable and efficient integrated heavy oil pipeline systems in the Lloydminster producing region;
- Participation in two cogeneration power facilities having a combined 295 MW of capacity, both of which are integrated with local plant operations;
- Natural gas storage in excess of 33 bcf, owned and leased;
- Petroleum marketer balancing the needs of both customers and suppliers; and
- Supplier of crude oil and natural gas feedstock for the Company's plants and facilities.

3.3 DOWNSTREAM

- Refinery at Lima, Ohio, and a 50% interest in the BP-Husky Refinery in Toledo, Ohio each with a crude oil throughput capacity of 160 mbbls/day;
- Refinery at Prince George, British Columbia with 12 mbbls/day capacity of low sulphur gasoline and ultra low sulphur diesel;
- Largest marketer of paving asphalt in Western Canada with a 28 mbbls/day capacity asphalt refinery located at Lloydminster, integrated with the local heavy oil production, transportation and upgrading infrastructure;
- Largest producer of ethanol in Western Canada with a combined 260 million litre per year capacity at plants located in Lloydminster, Saskatchewan and Minnedosa, Manitoba; and
- Major regional motor fuel marketer with 473 retail marketing locations including bulk plants and travel centres with strategic land positions in Western Canada and Ontario. Retail outlets include in many cases convenience stores, restaurants, service bays and carwashes. An agreement to purchase 98 retail outlets in 2010 in the southern Ontario region will expand Husky's retail market.

3.4 CORPORATE

Husky's corporate capabilities are discussed in the following sections:

- Section 8 Liquidity and Capital Resources
- Section 11.5 Controls and Procedures

4.0 Strategic Plan

Husky's overall strategy is to create superior shareholder value through financial discipline and the development of a quality asset base, including the development of large scale sustainable oil and gas reserves with integration through the value chain.

Husky's upstream strategy is to exploit oil and gas assets in areas with large scale sustainable growth potential. The Company's upstream plans include projects in Canada (the Alberta oil sands and the basins offshore Canada's East Coast), Asia (the South China Sea, the Madura Strait and the East Java Sea), the U.S. Columbia River Basin and offshore Greenland. In addition, the Company will apply enhanced recovery technology to our heavy oil assets as well as continue to expand our exposure to gas resource plays in the Western Canada Sedimentary Basin. In the midstream and downstream sectors, Husky is enhancing performance and maximizing the value chain through integrating its businesses, optimizing plant operations and expanding plant and infrastructure.

Husky's strategic direction by business segment is as follows:

4.1 UPSTREAM

In Western Canada, Husky will optimize light and medium crude oil production with the application of selected enhanced recovery techniques and continue to focus on selected high impact natural gas plays in the foothills and deep basin portion of Western Canada. The Company is expanding its position in unconventional natural gas exploration and development including shale gas, tight gas, coal bed methane and gas resource plays.

The Company aims to increase heavy oil production through cold production, thermal recovery and other enhanced recovery techniques integrated with downstream processing.

Husky is well positioned in the oil sands with approximately 550,000 net acres of land in the Athabasca and Cold Lake deposits in Alberta, Canada. Husky will continue to optimize and develop the Tucker oil sands project to increase production. The Company, together with its partner BP, is continuing progress on the Sunrise oil sands project with production to be developed in stages; current maximum permitted production being 200 mbbls/day. Husky will continue to evaluate its other oil sands holdings including the Saleski and Caribou projects.

Husky continues to maximize the value of its assets offshore the East Coast of Canada through the development of the White Rose satellite tieback fields and the continuing development of Terra Nova. The Company is also pursuing exploration opportunities and evaluating options to develop natural gas discoveries in the region.

Husky is building a South East Asia business with the development of current resources and a focused exploration plan. The Company has completed a deep water appraisal drilling program at the Liwan natural gas discovery offshore China and is proceeding with its development, together with the Liuhua natural gas discoveries. In Indonesia, the Madura BD Indonesia natural gas and natural gas liquids project has completed front end engineering and is awaiting a Production Sharing Contract ("PSC") extension. Husky will continue exploration in the prospective basins in the South China Sea, the East China Sea and the North East Java Basin.

4.2 MIDSTREAM

Husky will continue to enhance and expand the infrastructure in the Lloydminster area and optimize the integration of the upgrader, pipeline, asphalt refinery, cogeneration and ethanol facilities. Husky will enhance and expand terminalling infrastructure and services to meet the requirements associated with growing bitumen and heavy oil development and will pursue greenhouse gas management strategies including participation in industry initiatives, carbon offset opportunities, sequestration and identification of carbon credit and trading opportunities.

4.3 DOWNSTREAM

Husky will continue to pursue projects to optimize, integrate and reconfigure the Lima, Ohio Refinery for heavy crude oil feedstock and is planning to reconfigure and expand the BP-Husky Toledo, Ohio Refinery to accommodate Sunrise production as its primary feedstock. The Company will also expand terminalling and product storage opportunities.

4.4 FINANCIAL

Husky is committed to maintain its strong financial position to support large capital growth projects and provide shareholders with an enhanced return on their investment. Over the business cycle, the Company intends to maintain a debt to capitalization ratio of less than 40% and maintain debt to cash flow from operations of less than three times. In view of the economic environment, action has been taken to maintain the Company's strong balance sheet including prudently reduced capital spending in 2009, implementation of cost containment and efficiency programs and managing access to capital markets to enhance liquidity.

5.0 Key Growth Highlights

The 2009 capital program focused mainly on optimizing upstream production, midstream and downstream development and progressing major projects offshore Canada's East Coast and South East Asia. The 2010 capital budget has been established with the view of maintaining the strength of Husky's balance sheet and taking advantage of opportunities as economic conditions begin to improve and financial uncertainty abates. Capital expenditures will be focused on those projects offering the highest potential for returns and mid to long-term growth.

5.1 UPSTREAM

East Coast Canada and Greenland

White Rose Development Projects

At the North Amethyst oil field, subsea installation and commissioning commenced on schedule in early June. Modifications to the *Sea Rose FPSO* to accommodate future production from the satellite field were carried out during the vessel's planned major maintenance turnaround which took place in July and August and development drilling resumed in November 2009. The initial production well and water injection well are expected to be completed and tested during the first quarter of 2010. Production from North Amethyst is targeted to come on stream in the second quarter of 2010.

Analysis of results from the North Amethyst E-17 exploration well that was drilled in 2008 to the deeper Hibernia formation revealed 55 metres of net oil-bearing reservoir. The resources of the Hibernia formation will be further assessed by reservoir studies and future drilling at both the North Amethyst and White Rose fields.

In November 2009, Husky filed an amended development plan with the Canada-Newfoundland and Labrador Offshore Petroleum Board ("C-NLOPB") for a two well pilot scheme at the West White Rose field. The proposed staged development plan for West White Rose would initially start with one production well and one water injection well drilled from the existing central drill centre at the main White Rose field. It is expected that this well pair would provide data pertinent to the next phase of the West White Rose development. Subject to receipt of the West White Rose development plan amendment approval, drilling could commence as early as the second quarter of 2010 with completion and first oil by late 2010/early 2011.

East Coast Exploration

Husky continues to evaluate the results of its recently acquired 2,150 square kilometre 3-D seismic program in the Jeanne d'Arc Basin with the objective of identifying additional exploratory well locations that can be drilled in the near-term. During 2009, the Company commenced public consultations on its Environmental Assessment ("EA") process for future seismic activity offshore Labrador and commenced the EA process for potential seismic acquisition in the Sydney Basin, located between Newfoundland and Cape Breton, Nova Scotia. The programs are planned for the summer/fall of 2010. In January 2010, the Company commenced drilling of the Glenwood exploration prospect (Husky 100%) on Exploration Licence ("EL") 1090.

Application was made in 2009 for a significant discovery licence based on the results of the December 2008 Mizzen exploration well. Husky has a 35% working interest in the Mizzen well located in the Flemish Pass Basin on EL 1049.

In November 2009, Husky was successful on a bid for the NL09-01 parcel in the Jeanne d'Arc Basin. This parcel consists of approximately 23,600 acres adjacent to the North Amethyst field. Husky is the operator and holds a 72.5% interest in this exploration prospect.

Offshore Greenland

Evaluation of a 7,000 kilometre 2-D seismic program acquired in the third quarter of 2008 on Blocks 5 and 7 is complete. Evaluation of an airborne gravity and magnetics survey that was acquired in the second quarter of 2009 is nearing completion. Husky is the operator and holds an 87.5% interest in these two blocks. Husky also holds a 43.75% working interest in Block 6 where 3,000 kilometres of 2-D seismic was acquired in the third quarter of 2008. In November 2009, Husky completed the acquisition of a 2,200 square kilometre 3-D seismic program over Block 7 and Block 5. This survey is the first 3-D seismic survey conducted offshore Greenland and utilizes a new "Geostreamer" technology.

South East Asia

Offshore China Block 29/26

In 2009, the *West Hercules* deep water drilling rig completed drilling and testing three appraisal wells on the Liwan 3-1 field, Block 29/26 in the South China Sea. In November 2009, the *West Hercules* drilling rig drilled a significant new natural gas discovery at Liuhua 34-2-1, approximately 20 kilometres to the northeast of the Liwan 3-1 field. The well tested natural gas with high liquids content at an equipment restricted rate of 55 mmcf/day, with indications that future well deliveries could exceed 140 mmcf/day. In February 2010, another significant new gas discovery was confirmed at Liuhua 29-1-1, approximately 43 kilometres to the northeast of the Liwan 3-1 field. The well tested natural gas at an equipment restricted rate of 57 mmcf/day, with indications that future well deliveries could exceed 90 mmcf/day. The *West Hercules* drilling rig is currently preparing to spud the first delineation well on the Liuhua 34-2 discovery. Both Liuhua fields will be tied into the proposed Liwan 3-1 shallow water infrastructure.

The Liwan 3-1 field is the first deep water development in offshore China. Following field delineation of the Liwan 3-1 natural gas field, Husky submitted the Original Gas In-Place ("OGIP") report to the Government of China in late December and expects to receive approval in early 2010. The Overall Development Plan ("ODP") is currently being prepared with the aim of submission to the Government of China in the first quarter of 2010. The field, which is located approximately 300 kilometres southeast of Hong Kong, will be developed using a subsea production system connected to a central shallow water platform. A subsea pipeline will transport gas to an onshore gas plant with access to the high demand energy markets of Hong Kong and Guangdong province on the China mainland. Front end engineering design ("FEED") commenced in the second quarter and was approximately 96% complete at the end of 2009 and is expected to be completed by mid 2010. First production is expected in 2013.

In 2009, the *West Hercules* drilling rig drilled three additional exploration wells on Block 29/26, the Liwan 4-1-1, Liwan 9-1-1 and Liwan 9-1-2, which were abandoned without testing.

Offshore China Exploration

Planning is underway for an exploration well on Block 04/35 in the East China Sea. A rig has been secured and the well is expected to be spud in early 2010. On Block 63/05 in the Qiongdongnan Basin, 50 kilometres south of Hainan Island, existing 2-D seismic has been interpreted and plans are in place to acquire 300 square kilometres of 3-D seismic in the March/April 2010 time frame.

During 2009, an application was made and regulatory approval was obtained to relinquish deepwater Block 29/06 in the Pearl River Mouth Basin, immediately to the east of Block 29/26 together with Blocks 35/18 and 50/14 in the Yinggehai Basin, due to higher than acceptable exploration risk.

Block 39/05 in the Pearl River Mouth Basin, immediately southwest of the Wenchang oil fields, was relinquished following the drilling of the QH-29-2-1 exploration well, which was abandoned without testing.

Indonesia Exploration and Development

The Madura BD field development plan has been approved by the Government of Indonesia and Husky, together with the operator CNOOC, continue to await approval of an extension to the PSC. FEED is 90% complete, and will be completed in the first quarter of 2010. Extension of the PSC is required to further progress development.

During 2009, contracts were awarded for the acquisition and processing of 1,020 kilometres of new 2-D seismic on the North Sumbawa II Block. This data was acquired in December 2009 and will be used to define exploration prospects that are planned for drilling in 2011. Husky holds a 100% interest in the North Sumbawa II Block, comprising 5,000 square kilometres in the East Java Sea.

In the East Bawean II PSC, an application was made to relinquish the block. The application was based on the drilling of two exploration wells, the Adiyasa 1 and Kukura 1, which were abandoned without testing in the third quarter of 2009, and a lack of any other attractive prospects on the block.

Heavy Oil and Oil Sands

Sunrise In-situ Oil Sands Integrated Project

Husky and BP continue to advance the development of the Sunrise project in multiple stages (Husky 50% interest). Bitumen production from phase one (planned at 60 mbbls/day) is expected to commence approximately four years after project sanction planned in 2010. Total gross production is currently planned to ramp up to 200 mbbls/day, subject to project sanction and market conditions. Work on optimization to simplify its scope was completed at the end of 2009. With FEED completed and regulatory approval for the amended design in place, Husky is preparing to issue requests for proposals for the central plant and field facilities.

Tucker In-situ Oil Sands Project

Husky continues to pursue operational strategies to achieve full implementation of the SAGD process in this reservoir. The majority of the wells in the project are in steady state SAGD operational mode and production rates were approximately 5 mbbls/day at the end of the year. During the first half of 2009, the full implementation of the steam chamber development plan was delayed due to low oil prices. With improving crude oil prices in the second half of 2009, drilling of three new well pairs commenced in December 2009 and are expected to be injecting steam by the third quarter of 2010. Regulatory applications are proceeding for additional drilling in 2010.

McMullen

Husky's development of the McMullen property, which is located in the west central region of the Athabasca oil sands of northern Alberta, involves a cold production project and plans for a thermal pilot project. In the fourth quarter of 2009, Husky completed and tied in a 13 well program previously drilled at the cold production project. An additional 13 wells were drilled in the fourth quarter and are being completed and equipped for start up in February 2010.

Pikes Peak South

Husky is progressing with an extension of its Pikes Peak South heavy oil thermal project. Pikes Peak South has a design capacity of 8,000 boe/day with first production planned for 2012.

Non-Thermal EOR

In the Lloydminster heavy oil producing area, Husky continues to test various non-thermal enhanced recovery techniques. Operations continue at the Company's first cold enhanced pilot project where six successful injection/production cycles have been completed. Husky's second pilot project, which utilizes CO_2, commenced during the second quarter of 2009 and continued to operate to the end of 2009 with promising initial results. Both pilots continue to provide insight into reservoir response and process economics.

Western Canada and USA (excluding Heavy Oil and Oil Sands)

Gas Resource Plays

Husky has increased its exposure to gas resource plays within the Western Canada Sedimentary Basin that have the potential to deliver significant volumes of low cost gas in the coming years. Husky currently has over 925,000 acres associated with several gas resource projects in various stages of evaluation and development. These include established assets at Bivouac (625,000 acres) and Ansell (115,000 acres), in addition to a number of emerging projects including the Montney formation and the Horn River Basin. In 2009, Husky added over 89,000 acres of new lands to its gas resource play portfolio.

In October 2009, Husky acquired a 50% working interest in 36 drilling spacing units with rights in the Doig and Montney formations. With this acquisition, Husky's combined holdings total approximately 25,000 acres in this resource play located in the Cypress area of Northeast British Columbia, which is largely characterized by shale gas reservoirs. Husky is currently participating in a horizontal exploration well on an adjacent section and further drilling is contingent on the results of this well.

During 2009, Husky tied in 55 gross (27.5 net) coal bed methane producing wells in the Elnora/Trochu area. Husky intends to continue with its coal bed methane program in 2010 with plans to tie in 8 gross (4 net) wells drilled in the fourth quarter, and recomplete 15 gross (7.5 net) shut-in conventional natural gas wells in the Horseshoe Canyon coal formation.

Northeastern British Columbia & Washington State Exploration

In the Bullmoose – Sukunka region of Northeastern British Columbia, Husky is participating in the Belcourt formation exploration well (42% Working Interest "WI") that will follow-up the Burnt River c-A61-A (55% WI) and the Sukunka a-27-F (20% WI) wells, which are capable of producing at gross rates in excess of 30 mmcf/day. Both the Burnt River and Sukunka wells were placed on production in early October at a combined rate of 15 to 25 mmcf/day net Husky raw gas rate depending on processing capacity availability.

The drilling of the Grey 31-23 well in the Columbia River Basin in Washington State was completed in 2009. The well yielded fresh water and only minor gas from the Oligocene aged sands. Husky is currently evaluating its Columbia River Basin holding in excess of 1.7 million gross acres of largely gas prone tight sandstone reservoirs to identify further drilling opportunities. The results from the Grey 31-23 well will be incorporated into this study. Husky holds up to a 50% working interest in this area.

Alkaline Surfactant Polymer Floods

Husky's Alkaline Surfactant Polymer ("ASP") enhanced oil recovery program continues to advance. Currently the program includes ASP developments at Fosterton and Bone Creek, Saskatchewan and operating ASP projects at Gull Lake, Saskatchewan and Warner and Crowsnest, Alberta. In addition, Husky holds a 20.3% non-operating working interest in the Instow, Saskatchewan ASP flood, in which oil response continues to increase in line with expectations. The Warner chemical injection has been increased following the successful drilling of two infill wells in 2009. The polymer injection is expected to continue through to 2012. Husky completed the Alkaline Surfactant portion of the injection scheme at the Crowsnest project in December 2009. Incremental recovery continues to increase according to plan at both floods. At Gull Lake, the ASP facility is fully operational and the project was completed on schedule. Surfactant was added to the injected fluids in December 2009 and the facility is pumping at full capacity. The Fosterton ASP reservoir and detailed facility design progressed throughout 2009 and is near completion. Upon project approval, the facility long lead equipment will be ordered in 2010. Facility construction will commence in early 2011 with an expected start up in late 2011. Husky is the operator and holds a 62.4% working interest in this project.

5.2 MIDSTREAM

Husky completed construction and commissioning of two 300,000 barrel tanks at Hardisty. Husky also completed connections from the Hardisty terminal to the new Keystone pipeline.

5.3 DOWNSTREAM

Lima, Ohio Refinery

An engineering evaluation has been completed on the reconfiguration of the Lima Refinery that is intended to increase processing capacity of heavier, less costly, crude oil feedstock to enhance margins and increase flexibility in product outputs. Implementation of this project on a phased basis is being evaluated to maximize capital spending efficiency and provide a hedge against uncertain market conditions. As proposed, the project would increase capacity to 170 mbbls/day crude charge, 105 mbbls/day of which would be heavy crude oil. The project is currently on hold pending an improvement in the light/heavy crude oil differential.

Toledo, Ohio Refinery

Husky and its partner, BP, have announced the sanction of the Continuous Catalyst Regeneration Reformer Project at the Toledo, Ohio refinery. The project will improve the efficiency and competitiveness of the refinery by reducing energy consumption and lowering operating costs with the replacement of two naphtha reformers and one hydrogen plant with one 42,000 bbls/day continuous catalyst regeneration reformer system plant.

An evaluation of the reposition of the refinery to process bitumen from the first two phases of the Sunrise oil sands integrated project is underway. Due to the integrated nature of this project, progress will coincide with the upstream development requirements. The refinery continues to advance a multi-year program to improve operational integrity and plant performance and reduce operating costs and environmental impacts.

Retail

In December 2009, Husky entered into an agreement to purchase 98 retail outlets in the southern Ontario region. The first site will be transferred to Husky in March 2010, with the remaining sites transferred between April and November 2010.

6.0 The 2009 Business Environment

6.1 BUSINESS RISK FACTORS

Husky's results of operations are significantly influenced by the global and domestic business environment. Some risk factors are entirely beyond the Company's influence and others can, to some extent, be strategically managed. Husky has implemented appropriate risk management processes to manage these risks. Salient risk factors include:

- the demand for the Company's products and the prices the Company receives for crude oil and natural gas production and refined petroleum products;
- the economic conditions of the markets in which Husky conducts business;
- the exchange rate between the Canadian and U.S. dollar;
- the ability to replace reserves of oil and gas, whether sourced from exploration, improved recovery or acquisitions;
- the availability of prospective drilling rights;
- the costs to acquire exploration rights, undertake geological studies, appraisal drilling and project development;
- the availability and cost of labour, material and equipment to efficiently, effectively and safely undertake capital projects;
- the costs to operate properties, plants and equipment in an efficient, reliable and safe manner;
- potential actions of governments, regulatory authorities and other stakeholders that may impose operating costs or restrictions in the jurisdictions where the Company has operations;
- prevailing climatic conditions in the Company's operating locations;
- changes to royalty regimes;
- regulations to deal with climate change issues;
- changes to government fiscal, monetary and other financial policies;
- the competitive actions of other companies, including increased competition from other oil and gas companies;
- business interruptions because of unexpected events such as fires, blowouts, freeze-ups, equipment failures and other similar events affecting Husky or other parties whose operations or assets directly or indirectly affect Husky and that may or may not be financially recoverable;
- the inability to obtain regulatory approvals to operate existing properties or develop significant growth projects;
- the inability to reach the Company's estimated production levels from existing and future oil and gas development projects as a result of technological or commercial difficulties or other risk factors;
- changes in workforce demographics;
- the cost and availability of capital, including access to capital markets at acceptable rates; and
- other financial risks as described in Section 8.6.

6.2 ECONOMIC SENSITIVITIES

Average Benchmarks

		2009	2008	2007
Upstream				
WTI crude oil	*(U.S. $/bbl)*	**61.80**	99.65	72.31
Brent crude oil	*(U.S. $/bbl)*	**61.54**	96.99	72.52
Canadian light crude 0.3% sulphur	*($/bbl)*	**66.19**	102.84	77.07
Lloyd heavy crude oil @ Lloydminster	*($/bbl)*	**53.60**	72.44	40.75
NYMEX natural gas	*(U.S. $/mmbtu)*	**3.99**	9.04	6.86
NIT natural gas	*($/GJ)*	**3.92**	7.70	6.26
Midstream heavy crude oil upgrading				
WTI/Lloyd crude blend differential	*(U.S. $/bbl)*	**9.93**	20.38	23.81
Downstream				
New York Harbor 3:2:1 crack spread	*(U.S. $/bbl)*	**8.33**	9.96	14.15
Chicago 3:2:1 crack spread	*(U.S. $/bbl)*	**8.43**	11.17	17.68
Cross segment				
U.S./Canadian dollar exchange rate	*(U.S. $)*	**0.880**	0.937	0.931

As an integrated producer, Husky's profitability is largely determined by realized prices for crude oil and natural gas and refinery processing margins including the effect of changes in the U.S./Canadian dollar exchange rate. All of Husky's crude oil production and the majority of its natural gas production receive the prevailing market price. The price for crude oil is determined largely by global factors and is beyond the Company's control. The price for natural gas is determined more by the North America fundamentals since virtually all natural gas production in North America is consumed by North American customers, predominantly in the United States. Weather conditions also exert a dramatic effect on short-term supply and demand.

The midstream and downstream segments are also heavily impacted by the price of crude oil and natural gas. The largest cost factor in the midstream - upgrading business segment is the heavy crude oil feedstock, which is processed into light synthetic crude oil. The largest cost factors in the downstream sector are crude oil feedstock and processing costs. Husky's U.S. refining operations process a mix of different types of crude oil from various sources but are primarily light sweet crude oil at Lima and approximately 60% heavy crude oil feedstock at Toledo. The Company's refined products business in Canada relies primarily on purchased refined products for resale in the retail distribution network. Refined products are acquired from other Canadian refiners at rack prices or exchanged with production from the Husky Prince George refinery.

Crude Oil



WTI and Husky Average Crude Oil Prices (US $/bbl)
$125
$100
$75
$50
$25
Q1–07 Q2–07 Q3–07 Q4–07 Q1–08 Q2–08 Q3–08 Q4–08 Q1–09 Q2–09 Q3-09 Q4–09
West Texas Intermediate
Husky Light
Husky Medium
Husky Heavy



Average WTI (US $/bbl)
100
75
50
25
07 08 09

The price Husky receives for production from Western Canada is primarily driven by changes in the price of West Texas Intermediate ("WTI") while the majority of the Company's production offshore the East Coast of Canada is referenced to the price of Brent, an imported light sweet benchmark crude oil produced in the North Sea. The price of WTI ended 2009 at U.S. $79.36/bbl recovering from U.S. $44.60/bbl on December 31, 2008, and averaged U.S. $61.80/bbl in 2009 compared with U.S. $99.65/bbl in 2008. In the last three years, WTI peaked to a high of U.S. $145.29/bbl in July 2008 and dropped to a low of U.S. $33.87/bbl in December 2008. The price of Brent ended 2009 at U.S. $77.67/bbl, recovering from U.S. $36.55/bbl on December 31, 2008, and averaged U.S. $61.54/bbl in 2009 compared with U.S. $96.99/bbl in 2008.

A portion of Husky's crude oil production is classified as either heavy crude oil or bitumen, which trades at a discount to light crude oil. In 2009, 47% of Husky's crude oil production was heavy crude oil or bitumen compared with 42% in 2008. The light/heavy crude oil differential averaged U.S. $9.93 or 16% of WTI in 2009 compared with U.S. $20.38 or 20% of WTI in 2008.

Natural Gas



NYMEX Natural Gas, NIT Natural Gas and Husky Average Natural Gas Prices (US $)
$12
$9
$6
$3
Q1–07 Q2–07 Q3–07 Q4–07 Q1–08 Q2–08 Q3–08 Q4–08 Q1–09 Q2–09 Q3-09 Q4–09
Husky ($/mcf)
NIT ($/GJ)
NYMEX ($/mmbtu)



Average NYMEX (US $/mmbtu)
10
8
6
4
2
07 08 09

The near-month natural gas prices at NYMEX ended 2008 at U.S. $5.62/mmbtu and subsequently declined to less than U.S. $3.00/mmbtu by the end of August 2009 and then increased to U.S. $5.57/mmbtu at the end of 2009, averaging U.S. $3.99/mmbtu during 2009. In the last three years, natural gas prices peaked to a high of U.S. $13.58/mmbtu in July 2008 and dropped to a low of U.S. $2.51/mmbtu in September 2009. The average in 2008 was U.S. $9.04/mmbtu. During most of 2009, natural gas inventory in underground storage in the United States was higher than historical levels.

Foreign Exchange

The majority of the Company's revenues from the sale of oil and gas commodities receive prices determined by reference to U.S. benchmark prices. The majority of the Company's expenditures are in Canadian dollars. A decrease in the value of the Canadian dollar relative to the U.S. dollar increases the revenues received from the sale of oil and gas commodities. Correspondingly, an increase in the value of the Canadian dollar relative to the U.S. dollar will decrease the revenues received from the sale of oil and gas commodities.

The Canadian dollar ended 2008 at U.S. $0.817 and subsequently strengthened by 17% against the U.S. dollar during 2009, closing at U.S. $0.956 at December 31, 2009. In 2009, the Canadian dollar averaged U.S. $0.880 compared with U.S. $0.937 during 2008.

Refining Crack Spreads

The 3:2:1 refining crack spread is the key indicator for refining margins as refinery gasoline output is approximately twice the distillate output. This crack spread is equal to the price of two-thirds of a barrel of gasoline plus one-third of a barrel of fuel oil (distillate) less one barrel of crude oil. Market crack spreads are based on quoted near-month contracts for WTI and spot prices for gasoline and diesel, and do not necessarily reflect the actual crude purchase costs or product configuration of a specific refinery. Each refinery has a unique crack spread depending on several variables. Realized refining margins are affected by the product configuration of each refinery and by the time lag between the purchase and delivery of crude oil feedstock which is accounted for on a first in first out ("FIFO") basis in accordance with Canadian Generally Accepted Accounting Principles ("GAAP").

The New York Harbor 3:2:1 refining crack spread is a benchmark and is calculated as the difference between the price of a barrel of WTI crude oil and the sum of the price of two thirds of a barrel of reformulated gasoline and the price of one third of a barrel of heating oil. The Chicago 3:2:1 refining crack spread is calculated using WTI, regular unleaded gasoline and low sulphur diesel. During 2009, the New York Harbor 3:2:1 refining crack spread averaged U.S. $8.33/bbl compared with U.S. $9.96/bbl in 2008. During 2009, the Chicago crack spread averaged U.S. $8.43/bbl compared with U.S. $11.17/bbl in 2008.

Crack Spread

Chicago and New York Harbor Average Crack Spread (US $/bbl)


$40
$30
$20
$10
Q1–07
Q2–07
Q3–07
Q4–07
Q1–08
Q2–08
Q3–08
Q4–08
Q1–09
Q2–09
Q3-09
Q4–09
Chicago 3:2:1
New York Harbor 3:2:1

Average Crack Spread (US $/bbl)


20
15
10
5
07
08
09
Chicago 3:2:1
New York Harbor 3:2:1

During 2009, the 3:2:1 crack spreads were lower than 2008 reflecting the continuing weak U.S. economic environment which has resulted in reduced demand for transportation fuels and resulted in high inventory and weak margins.

Cost Environment

The oil and gas industry experienced an increase in costs in excess of the general rate of inflation during the recent years of increasing energy prices. These increases affect the cost of operating the Company's oil and gas properties, processing plants and refineries. They also affect capital projects which are susceptible to cost volatility. In the latter half of 2008, the oil and gas industry experienced significant decreases in commodity prices, while the cost environment continued to reflect the previous economic environment. In the third quarter of 2009, the cost environment began to partially reflect the decline in energy commodity prices and the effect of the current economic conditions.

Reserves

The Company's ability to generate cash flows is dependent, among other factors, on the ability to replace existing reserves. If Husky fails to find or acquire additional crude oil and natural gas reserves, its reserves and production will decline materially from their current levels and, therefore, its cash flows are highly dependent upon successfully exploiting current reserves and acquiring, discovering or developing additional reserves.

Global Economic and Financial Environment

In the wake of the economic downturn, world oil consumption declined and commercial inventories of crude oil are above average historical levels. The Energy Information Administration's ("EIA") February 10, 2010 Short-term Energy Outlook[(1)] indicates that world oil consumption declined by 1.7 mmbbls/day in 2009 compared with the previous year, reflecting 2.15 mmbbls/day in OECD countries partially offset by increased consumption in non-OECD countries, particularly China. The EIA has revised its projected global consumption due to higher than expected Asian consumption in December. The EIA now expects oil consumption to increase in 2010 by 1.2 mmbbls/day and 1.6 mmbbls/day in 2011 compared with 2009. Growth of oil consumption in 2010 is expected to result primarily from resurgence in the global economy. Non-OECD countries are expected to account for most of the increase in 2010. China continues to lead world consumption growth with projected increases of consumption of 0.44 mmbbls/day in 2010 and 0.47 mmbbls/day in 2011. The EIA estimated non-OPEC supply of crude oil averaged 50.2 mmbbls/day in 2009, up approximately 0.58 mmbbls/day compared with 2008. Most of the increase was from the United States, South America and the Former Soviet Union partially offset by lower production from the North Sea and Mexico. OPEC production was 29.1 mmbbls/day in 2009, down 2.2 mmbbls/day from the previous year. OPEC spare productive capacity is currently estimated at 5.0 mmbbls/day, primarily in Saudi Arabia. The EIA expects OPEC supply to trend upward in 2010 to average 29.5 mmbbls/day and 29.9 mmbbls/day in 2011, in line with increased demand.

Demand for natural gas in North American markets has also retracted in line with lower industrial and commercial consumption; as a result, working gas in storage has averaged above five year levels. In its February 12, 2010[(2)] release the EIA reported that natural gas stocks in 2009 were 2,215 bcf, 8.4% above the previous year and 5.4% above the five year average. The EIA estimates a 1.7% decline in natural gas consumption in 2009 and forecasts a consumption increase of 0.4% in 2010 and 0.4% in 2011 as the industrial sector increases activity. The EIA estimates that natural gas production in 2009 increased by 3.8% compared with the previous year and forecasts a decrease of 2.6% in 2010 followed by an increase of 1.3% in 2011. The EIA estimates pipeline imports declined by 1.1 bcf/day or 11.1% during 2009 due to declining production from Canada and expects this trend to continue with reduced natural gas imports of more than 0.7 bcf/day in 2010. The EIA estimates 2009 liquefied natural gas ("LNG") imports at 1.3 bcf/day compared with 1.0 bcf/day in 2008 and forecasts 1.8 bcf/day in 2010. The EIA expects U.S. LNG imports will increase as supply increases from Russia, Yemen, Qatar and Indonesia.

In its February 10th outlook the EIA estimates that fuel consumption in the United States in 2009 fell by 820 mbbls/day or 4.2% including 330 mbbls/day or 8.4% of diesel fuel and 130 mbbls/day or 8.6% of jet fuel. Consumption of motor gasoline is expected to increase marginally by 0.1% as lower gasoline prices have partially offset the effects of lower economic activity. The EIA's February 10th outlook expects a 180 mbbls/day or 0.9% increase in fuel consumption in 2010. According to the EIA data released on February 12, 2010, U.S. gasoline stocks were 230.4 mmbbls, 12.8 mmbbls higher than the previous year; U.S. distillate stocks were 156.2 mmbbls, 14.6 mmbbls higher than the previous year.

The current prospect that demand for energy will increase in 2010 depends on a number of assumptions about the timing and sustainability of a global economic recovery.

Companies with low operating costs and flexible capital expenditure plans, strong cash generation from operations, available cash, low debt with long maturities and unused committed credit facilities will be better positioned to manage through adverse economic conditions.

In view of the economic environment, Husky took action in the latter half of 2008 and prudently reduced capital spending in 2009 and continues to review and implement cost containment and efficiency opportunities throughout the organization. Husky's cash position, credit facilities and access to debt capital markets provide adequate liquidity to meet the Company's needs at present, and the Company continues to examine ways of enhancing its access to capital on an ongoing basis.

Note:

(1) Energy Information Administration, Short-Term Energy Outlook DOE/EIA – February 10, 2010 Release

(2) "This Week in Petroleum", February 12, 2010, Energy Information Administration U.S. Department of Energy

6.3 SENSITIVITIES BY SEGMENT FOR 2009 RESULTS

The following table is indicative of the relative annualized effect on pre-tax cash flow and net earnings from changes in certain key variables in 2009. The table below shows what the effect would have been on 2009 financial results had the indicated variable increased by the notional amount. The analysis is based on business conditions and production volumes during 2009. Each separate item in the sensitivity analysis shows the effect of an increase in that variable only; all other variables are held constant. While these sensitivities are applicable for the period and magnitude of changes on which they are based, they may not be applicable in other periods, under other economic circumstances or greater magnitudes of change.

Sensitivity Analysis

	2009 Average	Increase	Effect on Pre-tax Cash Flow[5]		Effect on Net Earnings[5]	
			($ millions)	*($/share)*[6]	*($ millions)*	*($/share)*[6]
Upstream and Midstream						
WTI benchmark crude oil price[1]	$ 61.80	*U.S. $1.00/bbl*	75	0.09	53	0.06
NYMEX benchmark natural gas price[2]	$ 3.99	*U.S. $0.20/mmbtu*	25	0.03	18	0.02
WTI/Lloyd crude blend differential[3]	$ 9.93	*U.S. $1.00/bbl*	(13)	(0.02)	(10)	(0.01)
Downstream						
Canadian light oil margins	$ 0.040	*Cdn $0.005/litre*	14	0.02	10	0.01
Asphalt margins	$ 17.35	*Cdn $1.00/bbl*	8	0.01	6	0.01
New York Harbor 3:2:1 crack spread[4]	$ 8.33	*U.S. $1.00/bbl*	80	0.09	51	0.06
Consolidated						
Exchange rate (U.S. $ per Cdn $)[1]	$ 0.880	*U.S. $0.01*	(56)	(0.07)	(39)	(0.05)
Interest rate		*100 basis points*	(2)	-	(1)	-

(1) Does not include gains or losses on inventory.
(2) Includes decrease in earnings related to natural gas consumption.
(3) Excludes impact on asphalt operations.
(4) Relates to U.S. Refining & Marketing.
(5) Excludes mark to market accounting impacts.
(6) Based on 849.9 million common shares outstanding as of December 31, 2009.

7.0 Results of Operations

7.1 SEGMENT EARNINGS

Segment Earnings

	Earnings (loss) before income taxes			Net Earnings (loss)			Capital Expenditures[2]		
($ millions)	**2009**	2008[1]	2007[1]	**2009**	2008[1]	2007[1]	**2009**	2008[1]	2007[1]
Upstream	**$ 1,560**	$ 4,757	$ 3,299	**$ 1,113**	$ 3,377	$ 2,596	**$ 2,326**	$ 3,580	$ 2,388
Midstream									
Upgrading	**77**	351	353	**54**	246	268	**69**	99	217
Infrastructure and Marketing	**279**	321	351	**200**	224	253	**25**	94	92
Downstream									
Canadian Refined Products	**198**	143	243	**141**	104	193	**81**	155	212
U.S. Refining and Marketing	**195**	(635)	168	**124**	(403)	105	**260**	133	21
Corporate and Eliminations	**(352)**	208	(305)	**(216)**	203	(214)	**36**	47	44
Total	**1,957**	5,145	4,109	**1,416**	3,751	3,201	**2,797**	4,108	2,974

(1) 2008 and 2007 amounts restated for adoption of new accounting policy. Refer to Note 4 to the Consolidated Financial Statements.
(2) Excludes capitalized costs related to asset retirement obligations incurred during the period and the Lima acquisition and the BP joint venture transaction.

7.2 SUMMARY OF QUARTERLY RESULTS


Sales & Operating Revenues
($ billions)
10
8
6
4
2
Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4
2008 2009


Net Earnings
($ millions)
2,500
2,000
1,500
1,000
500
Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4
2008 2009


Cash Flow from Operations
($ millions)
2,500
2,000
1,500
1,000
500
Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4
2008 2009


Net Earnings Per Share
($ per share)
2.00
1.50
1.00
0.50
Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4
2008 2009

7.3 UPSTREAM

2009 Earnings $1,113 Million

Production


Oil
(mbbls/day)
140
105
70
35
07
08
09
Light & NGL
Medium
Heavy
Bitumen


Gas
(mmcf/day)
800
600
400
200
07 08 09


Combined
(mboe/day)
400
300
200
100
07 08 09

Average Price Realized


Crude Oil
($/bbl)
100
75
50
25
07 08 09


Natural Gas
($/mcf)
8
6
4
2
07 08 09

Average Sales Prices Realized	2009	2008	2007
Crude oil *($/bbl)*			
Light crude oil & NGL	$ 62.70	$ 97.28	$ 73.54
Medium crude oil	56.37	81.79	51.12
Heavy crude oil	52.54	71.98	40.43
Bitumen	51.90	70.24	38.96
Total average	57.11	84.96	58.24
Natural gas *($/mcf)*			
Average	$ 3.83	$ 7.94	$ 6.19

Upstream Earnings Summary

($ millions)	2009	2008	2007
Gross revenues	$ 5,313	$ 9,932	$ 7,287
Royalties	861	2,043	1,065
Net revenues	4,452	7,889	6,222
Operating and administration expenses	1,495	1,596	1,409
Depletion, depreciation and amortization	1,397	1,505	1,615
Other	-	31	(101)
Income taxes	447	1,380	703
Net earnings	$ 1,113	$ 3,377	$ 2,596

Upstream earnings were $2,264 million lower in 2009 compared with 2008 primarily as a result of lower production combined with lower average realized prices for commodities. Production declines were primarily due to lower light oil production offshore the East Coast of Canada and lower natural gas production in Western Canada. The decrease in royalties relative to 2008 is a result of lower upstream revenues combined with lower average rates due primarily to price sensitive royalties in both Canada and China.

During 2009, average realized prices declined 33% to $57.11/bbl for crude oil, NGL and bitumen combined compared with $84.96/bbl during 2008. The narrowing light to heavy crude oil differential in 2009 compared with 2008 partially offset the impact on earnings of declining light crude oil prices. Average realized natural gas prices declined 52% to $3.83/mcf in 2009 compared with $7.94/mcf in 2008.

After Tax Earnings Variance Analysis

($ millions)


4,000
3,000
2,000
1,000
2,596
1,155
69
59
330
100
79
3,377
76
72
22
1,488
823
123
1,113
2007
Commodity Price Change Net of Royalties
Processing & Sulphur
DD&A
Commodity Volume Change Net of Royalties
Operating & Admin
Other
2008
DD&A
Operating & Admin
Other
Commodity Price Change Net of Royalties
Commodity Volume Change Net of Royalties
Processing & Sulphur
2009

Daily Gross Production		2009	2008	2007
Crude oil	(mbbls/day)			
Western Canada				
Light crude oil & NGL		**22.8**	24.6	26.5
Medium crude oil		**25.4**	26.9	27.1
Heavy crude oil [(1)]		**78.6**	84.3	86.5
Bitumen [(1)]		**23.1**	22.7	20.4
		149.9	158.5	160.5
East Coast Canada				
White Rose - light crude oil		**45.2**	73.2	85.0
Terra Nova - light crude oil		**10.0**	12.9	14.5
China				
Wenchang - light crude oil & NGL		**11.1**	12.2	12.7
		216.2	256.8	272.7
Natural gas	(mmcf/day)	**541.7**	594.4	623.3
Total	(mboe/day)	**306.5**	355.9	376.6

(1) Restated in accordance with the U.S. Securities and Exchange Commission definition of bitumen, as part of its new requirements for oil and gas reserves disclosure effective December 31, 2009. Under the new definition, a portion of crude oil previously reported as heavy crude oil has now been reclassified as bitumen. The presentation of heavy crude oil and bitumen reported in prior periods has been restated to reflect the new definition.

Upstream Revenue Mix

Percentage of Upstream Net Revenues	2009	2008	2007
Crude oil			
Light crude oil & NGL	**35%**	41%	51%
Medium crude oil	**10%**	8%	7%
Heavy crude oil	**29%**	24%	18%
Bitumen	**9%**	6%	4%
Natural gas	**17%**	21%	20%
	100%	100%	100%

In 2009, crude oil and NGL production decreased by 16% compared with the previous year. Production from the White Rose field decreased 28 mbbls/day or 38% due to subsea operational issues during the first half of 2009, and facility throughput restrictions on the *SeaRose FPSO* in the second quarter of 2009 as a result of heavy iceberg conditions, and in the second half of 2009 by a planned extended shutdown for tie-in work associated with the North Amethyst satellite development and scheduled maintenance combined with general declines in daily production rates post start up. At Terra Nova, scheduled maintenance and facility operational and maintenance issues resulted in reduced production in 2009 relative to the prior year.

During 2009, crude oil and NGL production from Western Canada was down 5% compared with 2008 primarily due to lower capital expenditures, reservoir decline, and shut-in of higher cost facilities as a result of lower commodity prices. Heavy crude oil average production, which excluded production from Lloydminster area thermal projects, was down 7% with normal reservoir decline only partially offset by new drilling. In November, Husky acquired approximately 6,000 boe/day of additional heavy oil production. Bitumen production increased by 2% compared to 2008. Tucker production averaged 5,000 boe/day in December 2009.

Production from natural gas decreased by 52.7 mmcf/day or 9% in 2009 compared with 2008 due to lower capital expenditures on drilling and tie-ins, and the shut-in of higher cost facilities as a result of lower commodity prices, flowline restrictions and general reservoir decline. Husky drilled 22 net natural gas exploration wells and 61 net gas development wells in 2009 compared with 79 net gas exploration and 270 net gas development wells in 2008 which resulted in fewer additions to producing wells.

2010 Production Guidance and 2009 Actual

Gross Production

		Guidance 2010	Year ended December 31 **2009**	Guidance 2009
Crude oil & NGL	*(mbbls/day)*			
Light crude oil & NGL		90 - 98	**89**	92 – 109
Medium crude oil		27 - 30	**25**	25 – 28
Heavy crude oil & bitumen		104 - 114	**102**	95 – 105
		221 - 242	**216**	212 – 242
Natural gas	*(mmcf/day)*	510 - 530	**542**	585 – 620
Total barrels of oil equivalent	*(mboe/day)*	306 - 330	**307**	310 - 345

Husky's 2010 guidance reflects new production from the North Amethyst satellite tie-back and lower gas production resulting from the strategic decision to reduce natural gas drilling activity in 2009.

Royalties

Royalty rates averaged 16% of gross revenue in 2009 compared with 21% in 2008. Royalty rates in Western Canada averaged 13% compared with 16% in 2008 primarily due to lower average commodity prices in 2009 compared with 2008 which resulted in lower price sensitive rates. Offshore the East Coast of Canada, the average rate was 25% in 2009 compared with 28% in 2008, primarily as a result of the impact of lower production and revenues on the overall royalty rate, which is a combination of royalties based on gross revenues and net cash flow. East Coast royalties were also impacted by positive adjustments to 2008 royalties recorded in 2009 as a result of annual reconciliations filed in accordance with East Coast royalty regulations. The royalty rate for Wenchang has decreased due to the sliding scale royalty clause in the PSC that results in lower rates in lower commodity price environments.

Operating Costs

Total upstream operating costs in 2009 decreased to $1,324 million from $1,428 million. Total upstream unit operating costs in 2009 averaged $11.82/boe compared with $10.93/boe in 2008 as lower costs were offset by lower production. Operating costs in Western Canada decreased to $1,124 million from $1,249 million and averaged $12.83/boe in 2009 compared with $13.16/boe in 2008 primarily as a result of lower energy, servicing, processing, handling and treating costs, slightly offset by higher maintenance, land and labour costs.

Operating costs at the East Coast offshore operations averaged $177 million or $8.73/boe in 2009 compared with $157 million or $4.99/boe in 2008 primarily as a result of lower production and higher maintenance costs.

Operating costs at the South China Sea offshore operations averaged $23 million or $5.35/boe in 2009 compared with $22 million or $4.78/boe in 2008 primarily as a result of lower production.

Depletion, Depreciation and Amortization ("DD&A")

DD&A under the full cost method of accounting for oil and gas activities is calculated on a country-by-country basis. The DD&A rate is calculated by dividing the capital costs subject to DD&A by the proved oil and gas reserves expressed as equivalent barrels ("boe"). The resultant dollar per boe is assigned to each boe of production to determine the DD&A expense for the period.

During 2009, total unit DD&A averaged $12.49/boe compared with $11.56/boe during 2008. The higher DD&A rate in 2009 was primarily due to lower oil and gas reserves as a result of commodity price adjustments at December 31, 2008 and a higher full cost base in 2009, partially offset by the effect of the disposition of 50% of the Sunrise oil sands asset on March 31, 2008.

At December 31, 2009, capital costs in respect of unproved properties and major development projects were $4.0 billion compared with $3.2 billion at the end of 2008. These costs are excluded from the Company's DD&A calculation until the unproved properties are evaluated and proved reserves are attributed to the project or the project is deemed to be impaired.

Operating Netback[1], Unit Operating Costs and DD&A


($/boe)
$75
$60
$45
$30
$15
Q1-07
Q2-07
Q3-07
Q4-07
Q1-08
Q2-08
Q3-08
Q4-08
Q1-09
Q2-09
Q3-09
Q4-09
Operating Netback
Operating Costs
DD&A

(1) Operating netbacks are Husky's average price less royalties and operating costs on a per unit basis.

Other Items

In 2008, a drilling contract previously treated as an embedded derivative no longer met the criteria and the related accounting treatment was discontinued. A loss of $101 million ($71 million after tax) was recorded in 2008. This was partially offset by a gain of $69 million on the sale of 50% of the shares of Husky Oil (Madura) Limited to CNOOC Southeast Asia Limited.

Upstream Capital Expenditures

In 2009, upstream capital expenditures were $2,326 million, $1,189 million (51%) in Western Canada, $574 million (25%) offshore the East Coast of Canada, $507 million (22%) in South East Asia, $25 million (1%) in the Northwest United States and $31 million (1%) offshore Greenland.

Upstream Capital Expenditures *(1)*

($ millions)	**2009**	2008	2007
Exploration			
Western Canada	**$ 266**	$ 680	$ 456
East Coast Canada and Frontier	**64**	160	84
Northwest United States	**25**	60	-
International	**526**	225	70
	881	1,125	610
Development			
Western Canada	**923**	1,881	1,575
East Coast Canada	**510**	569	197
International	**12**	5	6
	1,445	2,455	1,778
	$ 2,326	$ 3,580	$ 2,388

(1) Excludes capitalized costs related to asset retirement obligations incurred during the period and the Lima acquisition and the BP joint venture transaction.

Western Canada Drilling (wells)		2009 Gross	2009 Net	2008 Gross	2008 Net	2007 Gross	2007 Net
Exploration	Oil	**18**	**9**	80	70	79	79
	Gas	**37**	**22**	102	79	114	92
	Dry	**7**	**6**	27	23	14	12
		62	**37**	209	172	207	183
Development	Oil	**315**	**278**	685	578	571	530
	Gas	**122**	**61**	435	270	343	251
	Dry	**7**	**7**	36	36	31	29
		444	**346**	1,156	884	945	810
Total		**506**	**383**	1,365	1,056	1,152	993

Western Canada

During 2009, Husky invested $1,189 million on exploration and development throughout the Western Canada Sedimentary Basin compared with $2,561 million in 2008. Of this, $379 million was invested on oil development and $143 million was invested on natural gas development compared with $678 million for oil development and $360 million for natural gas development in 2008. The Company drilled 383 net wells in the basin resulting in 287 net oil wells and 83 net natural gas wells compared with 648 net oil wells and 349 net natural gas wells in 2008. The reduction in capital expenditures, in particular natural gas drilling, reflects the Company's decision to reduce activity in this area in 2009 due to the low commodity price environment. In addition, $80 million was spent on production optimization and operating cost reduction initiatives. Capital expenditures on facilities, land acquisition and retention and environmental protection amounted to $112 million.

During 2009, $214 million was spent on property acquisitions. Capital expenditures on oil sands projects were $29 million compared with $302 million in the same period of 2008. The decrease in spending at Sunrise was reflective of the Company's decision to simplify the project scope and delay capital spending until the oil and gas cost environment reflects the decline of the current economic environment.

Husky's exploration program is conducted along the foothills of Alberta and British Columbia and in the deep basin region of Alberta. In 2009, $169 million was invested in land, seismic and drilling in these regions of which $128 million was spent on gas resource play exploration, including $83 million spent on resource play acquisitions. $63 million was also spent on follow-up development including tie-ins, facility installation and development drilling.

The following table discloses Husky's offshore and international drilling activity during 2009:

Offshore and International Drilling Activity

Canada - East Coast			
Mizzen O-16 Flemish Pass	WI 35%	Stratigraphic test	Exploratory
White Rose J-22-3	WI 72.5%	Gas injection well	Development
United States – Columbia River Basin			
Grey 31-23	WI 50%	Exploration well	Exploratory
South East Asia - China			
QH 29-2-1 Block 39/05	WI 100% [1]	Stratigraphic test	Exploratory
Liwan 3-1-2 Block 29/26	WI 100% [1]	Stratigraphic test	Delineation
Liwan 3-1-3 Block 29/26	WI 100% [1]	Stratigraphic test	Delineation
Liwan 3-1-4 Block 29/26	WI 100% [1]	Stratigraphic test	Delineation
Liwan 4-1-1 Block 29/26	WI 100% [1]	Stratigraphic test	Exploratory
Liwan 9-1-1 Block 29/26	WI 100% [1]	Stratigraphic test	Exploratory
Liwan 9-1-2 Block 29/26	WI 100% [1]	Stratigraphic test	Exploratory
Liuhua 29-1-1 Block 29/26	WI 100% [1]	Stratigraphic test	Exploratory
Liuhua 34-2-1 Block 29/26	WI 100% [1]	Stratigraphic test	Exploratory
South East Asia - Indonesia			
Adiyasa 1	WI 100%	Stratigraphic test	Exploratory
Kukura 1	WI 100%	Stratigraphic test	Exploratory

[1] CNOOC has the right to participate in development of discoveries up to 51%.

East Coast Development

During 2009, $510 million was invested for East Coast development projects primarily for the North Amethyst and West White Rose satellite tie-back development projects, including drilling operations at North Amethyst and completion of facilities construction and installation. At West White Rose capital expenditures focused on advancing engineering design and planning.

East Coast Exploration

During 2009, Husky spent $64 million primarily on the Mizzen exploration well in the Flemish Pass off the coast of Newfoundland and geological and geophysical data and studies.

Northwest United States

During 2009, Husky spent $25 million on the Gray 31-23 exploration well in the Columbia River Basin in south Washington State that was abandoned after testing non-commercial quantities of natural gas. Husky has a 50% working interest in this exploration well.

Offshore China and Indonesia

During 2009, $472 million was spent on offshore China projects including the Liwan natural gas discovery delineation program, four exploration wells on the deepwater Block 29/26 and drilling one exploration well on Block 39/05. In Indonesia, capital expenditures during 2009 were $35 million, primarily related to drilling two exploration wells on the East Bawean II PSC.

Offshore Greenland

During 2009, Husky spent $31 million completing a 2,200 square kilometre 3-D seismic program.

2010 Upstream Capital Program

($ millions)		
Western Canada	- oil and gas	$ 1,200
	- oil sands	85
East Coast Canada		485
International		660
		$ 2,430

Note: Capital program excludes capitalized administration costs, capitalized interest and asset retirement obligations incurred.

The 2010 capital budget has been established with a view to enable Husky to maintain production levels and support its medium and long-term growth strategies. Capital expenditures are focused on those projects offering the highest potential for returns.

Capital expenditures for Western Canada upstream development and exploration will focus on heavy oil properties, EOR projects and unconventional gas holdings. Capital spending on oil sands is primarily focused on development at Sunrise.

Offshore the East Coast of Canada, spending is concentrated on the drilling of development wells at North Amethyst.

In China and Indonesia, capital spending is focused on continuing the development of the Liwan Gas Project and the recently discovered Liuhua gas field, and offshore exploration and development programs.

Oil and Gas Reserves

Husky applied for and was granted an exemption from certain of the provisions of Canada's National Instrument 51-101 "Standards of Disclosure for Oil and Gas Activities" and provides oil and gas reserves disclosures in accordance with the United States Securities and Exchange Commission ("SEC") guidelines and the United States Financial Accounting Standards Board ("FASB") disclosure standards. The information disclosed may differ from information prepared in accordance with National Instrument 51-101.

Oil and Gas Reserves


Light Oil
Medium Oil
Heavy Oil
Bitumen
Natural Gas
Combined
(mmbbls)
2,000
1,500
1,000
500
(tcf)
6.0
4.5
3.0
1.5
(mmboe)
4,000
3,000
2,000
1,000
07 08 09
Proved
Probable

Note: As at December 31 based on prices as per SEC regulations.

For more detail on the Company's oil and gas reserves and the disclosures with respect to the FASB Accounting Standards Codification 932, "Extractive Activities – Oil and Gas" and the differences between Husky's disclosures and those prescribed by National Instrument 51-101, refer to Husky's Annual Information Form available at www.sedar.com or Husky's Form 40-F available at www.sec.gov or on the Company's website at www.huskyenergy.com.

McDaniel & Associates Consultants Ltd., an independent firm of oil and gas reserves evaluation engineers, was engaged to conduct an audit of Husky's crude oil, natural gas and natural gas products reserves. McDaniel & Associates Consultants Ltd. issued an audit opinion stating that Husky's internally generated proved and probable reserves and net present values are, in aggregate, reasonable, and have been prepared in accordance with generally accepted oil and gas engineering and evaluation practices in the United States and as set out in the Canadian Oil and Gas Evaluation Handbook.

At December 31, 2009, Husky's proved oil and gas reserves were 933 mmboe, up from 896 mmboe at the end of 2008. The increase in proved reserves represents 133% of 2009 production. A major addition to proved reserves in 2009 was the inclusion of 64 mmboe of proved undeveloped reserves related to the first phase of the Sunrise oil sands project. This addition represents 59% of total additions from discoveries, extensions and improved recovery. Reserves added due to crude oil price recovery totalled 78 mmboe or 92% of the total revision of previous estimate of 85 mmboe.

Husky's oil and gas reserves are estimated in accordance with the regulations and guidelines of the SEC, which amended its oil and gas reserves estimation and disclosure requirements effective for annual reporting periods ending on or after December 31, 2009. Compared with the previous rules, only one of the amendments had a significant effect on Husky's reserves at December 31, 2009. The new requirement to determine reserve quantities based on a 12 month average price resulted in lower prices compared with the prices in effect at December 31, 2009, particularly for natural gas. The lower commodity prices resulted in a reduction of proved oil and gas reserves amounting to 59 mmboe; 53 mmboe or 90% related to lower natural gas prices.

The calculated average price of WTI in 2009 based on the new SEC rules was U.S. $61.18/bbl compared with U.S. $79.36/bbl at December 31, 2009 and U.S. $44.60/bbl at December 31, 2008. Lloydminster heavy crude oil, which trades at a discount to light crude oil, averaged $53.67/bbl in 2009 compared with $65.39/bbl at December 31, 2009 and $34.56/bbl at December 31, 2008. Natural gas averaged $3.57/mcf in 2009 compared with $5.60/mcf at December 31, 2009 and $6.10/mcf at December 31, 2008.

Husky's probable oil and gas reserves based on the new pricing rules increased by 951 mmboe in 2009 to 1,374 mmboe as at December 31, 2009 compared with 423 mmboe at the end of 2008. The increase in probable reserves in 2009 was primarily due to a positive revision of previously estimated reserves of 1,041 mmboe; 1,012 mmboe or 97% was related to higher average bitumen prices in 2009 compared with bitumen prices at December 31, 2008. Positive revisions to probable reserves were partially offset by transfers to the proved category. The effect of the new SEC pricing rule resulted in a reduction of probable natural gas and natural gas liquids reserves amounting to 34 mmboe.

Oil & Gas Proved + Probable Reserves and Production
(mmbbls & bcf)


1
2
3
4
2,068
1,294
435
46
9
198
167
20
13
4
11
258
Oil & NGL (mmbbls)
Bitumen (mmbbls)
Gas (bcf)
Reserves
Production
1 Western Canada
2 Newfoundland & Labrador
3 China
4 Indonesia

Note: Based on prices as per SEC regulations.

Reconciliation of Proved Reserves

	Canada						International		Total		
	Western Canada					East Coast					
(constant prices and costs before royalties)	Light Crude Oil & NGL *(mmbbls)*	Medium Crude Oil *(mmbbls)*	Heavy Crude Oil *(mmbbls)*	Bitumen *(mmbbls)*	Natural Gas *(bcf)*	Light Crude Oil *(mmbbls)*	Light Crude Oil *(mmbbls)*	Natural Gas *(bcf)*	Crude Oil & NGL *(mmbbls)*	Natural Gas *(bcf)*	Equivalent Units *(mmboe)*
Proved reserves at December 31, 2008	148	85	122	65	2,190	104	7	-	531	2,190	896
Revision of previous estimate	2	6	5	75	(52)	-	6	-	94	(52)	85
Purchase of reserves in place	-	-	11	-	18	-	-	-	11	18	14
Sale of reserves in place	-	-	-	-	-	-	-	-	-	-	-
Discoveries, extensions and improved recovery	3	2	12	69	82	9	-	-	95	82	109
Production	(8)	(9)	(29)	(9)	(198)	(20)	(4)	-	(79)	(198)	(112)
Proved reserves at December 31, 2009 (previous pricing rules)	**145**	**84**	**121**	**200**	**2,040**	**93**	**9**	**-**	**652**	**2,040**	**992**
Effect of new SEC pricing rules	(4)	(2)	(1)	-	(315)	-	-	-	(7)	(315)	(59)
Proved reserves at December 31, 2009	**141**	**82**	**120**	**200**	**1,725**	**93**	**9**	**-**	**645**	**1,725**	**933**
Proved and probable reserves at December 31, 2009	**185**	**99**	**151**	**1,294**	**2,068**	**167**	**24**	**258**	**1,920**	**2,326**	**2,307**
At December 31, 2008	195	99	147	204	2,648	168	21	258	834	2,906	1,319

Reconciliation of Proved Developed Reserves

	Canada						International		Total		
	Western Canada					East Coast					
(constant prices and costs before royalties)	Light Crude Oil & NGL *(mmbbls)*	Medium Crude Oil *(mmbbls)*	Heavy Crude Oil *(mmbbls)*	Bitumen *(mmbbls)*	Natural Gas *(bcf)*	Light Crude Oil *(mmbbls)*	Light Crude Oil *(mmbbls)*	Natural Gas *(bcf)*	Crude Oil & NGL *(mmbbls)*	Natural Gas *(bcf)*	Equivalent Units *(mmboe)*
Proved developed reserves at December 31, 2008	128	79	93	25	1,760	83	7	-	415	1,760	708
Revision of previous estimate	1	8	10	51	(5)	-	6	-	76	(5)	76
Purchase of reserves in place	-	-	9	-	18	-	-	-	9	18	12
Sale of reserves in place	-	-	-	-	-	-	-	-	-	-	-
Discoveries, extensions and improved recovery	1	1	4	-	46	1	-	-	7	46	15
Production	(8)	(9)	(29)	(9)	(198)	(20)	(4)	-	(79)	(198)	(112)
Proved developed reserves at December 31, 2009 (previous pricing rules)	**122**	**79**	**87**	**67**	**1,621**	**64**	**9**	**-**	**428**	**1,621**	**699**
Effect of new SEC pricing rules	(1)	(1)	(1)	-	(169)	-	-	-	(3)	(169)	(32)
Proved developed reserves at December 31, 2009	**121**	**78**	**86**	**67**	**1,452**	**64**	**9**	**-**	**425**	**1,452**	**667**

7.4 MIDSTREAM

2009 Earnings $254 Million

Total midstream earnings in 2009 were $254 million, down from $470 million in 2008. The decrease is primarily due to the lower upgrading differential in 2009 compared to 2008 as well as lower margins realized on crude oil and natural gas trading contracts as a result of lower commodity prices.

Upgrader



Synthetic Crude Sales
(mbbls/day)
80
60
40
20
07 08 09



Unit Margin & Operating Costs
($/bbl)
40
30
20
10
07 08 09
Unit Margin
Operating Costs

Pipelines



Daily Throughput
(mbbls/day)
600
450
300
150
07 08 09

Upgrading Earnings Summary

($ millions, except where indicated)		2009	2008 [1]	2007 [1]
Gross revenues		$ 1,572	$ 2,435	$ 1,524
Gross margin		$ 296	$ 633	$ 614
Operating and administration expenses		188	255	240
Other recoveries		(3)	(4)	(4)
Depreciation and amortization		34	31	25
Income taxes		23	105	85
Net earnings		$ 54	$ 246	$ 268
Upgrader throughput [2]	*(mbbls/day)*	74.1	71.1	61.4
Synthetic crude oil sales	*(mbbls/day)*	61.8	58.7	53.1
Upgrading differential	*($/bbl)*	$ 11.89	$ 28.77	$ 30.73
Unit margin	*($/bbl)*	$ 13.11	$ 29.48	$ 31.67
Unit operating cost [3]	*($/bbl)*	$ 6.92	$ 10.54	$ 10.68

(1) 2008 and 2007 amounts as restated for adoption of a new accounting policy. Refer to Note 4 to the Consolidated Financial Statements.
(2) Throughput includes diluent returned to the field.
(3) Based on throughput.

In 2009, upgrading earnings were 78% lower than 2008. The large decline is due to the significant reduction in the upgrading differential realized which is the result of low heavy oil differentials in 2009 compared with 2008 partially offset by higher throughput. In 2008, the upgrader was shutdown for 34 days for scheduled maintenance and a temporary shutdown to replace the hydrogen plant catalyst.

Unlike heavy crude oil, synthetic crude oil is a higher value feedstock for many refineries in Canada and the United States. During 2009, the price of Husky's synthetic crude oil averaged $68.92/bbl (2008, $108.73/bbl) compared with the average cost of blended heavy crude oil from the Lloydminster area of $57.03/bbl (2008, $79.96/bbl). This resulted in an average synthetic/heavy crude differential of $11.89/bbl (2008, $28.77/bbl) and a gross unit margin of $13.11/bbl (2008, $29.48/bbl). Gross unit margin includes secondary products. The cost of upgrading averaged $6.92/bbl compared with $10.54/bbl in

2008, which results in a net margin for upgrading Lloydminster heavy crude of $6.19/bbl, down 67% compared with $18.94/bbl in 2008.

Operating costs have decreased in 2009 primarily due to lower energy costs. Depreciation is recorded at the upgrader on a unit of production basis which is the primary driver behind the increase in 2009 compared with 2008 as throughput volumes have increased.

Infrastructure and Marketing Earnings Summary

($ millions, except where indicated)		2009	2008	2007
Gross revenues		$ 6,984	$ 13,544	$ 10,217
Gross margin				
Pipeline		$ 106	$ 120	$ 115
Other infrastructure and marketing		195	249	278
		301	369	393
Operating and administration expenses		19	17	14
Depreciation and amortization		36	31	28
Other income		(33)	-	-
Income taxes		79	97	98
Net earnings		$ 200	$ 224	$ 253
Commodity volumes marketed	*(mboe/day)*	912	1,103	1,042
Aggregate pipeline throughput	*(mbbls/day)*	514	507	501

Infrastructure and marketing earnings in 2009 decreased by $24 million compared with 2008 due primarily to lower margins on crude and natural gas trading contracts as a result of lower commodity prices. 2009 earnings include unrealized gains of $32 million ($25 million in 2008) on natural gas storage contracts. Pipeline earnings in 2009 decreased relative to 2008 due to lower blending differentials and brokering margins.

Midstream Capital Expenditures

Midstream capital expenditures totalled $94 million in 2009. At the Lloydminster upgrader, Husky spent $62 million, primarily for contingent consideration and facility reliability projects. The remaining $32 million was spent on the construction and commissioning of two new tanks at Hardisty, Alberta; the pipeline extension between Lloydminster and Hardisty, Alberta; tankage upgrades at Hardisty and capital enhancements of the cogeneration plants.

7.5 DOWNSTREAM

2009 Earnings $265 Million

In 2009, the downstream segment earnings include twelve months (2008 – twelve months) from the Lima, Ohio Refinery, which was acquired on July 1, 2007 and twelve months (2008 – nine months) from the BP-Husky Toledo, Ohio Refinery, 50% of which was acquired on March 31, 2008.

Light Oil Product Marketing

Volume


(10⁶ litres/day)
12
9
6
3
07 08 09

Outlets


600
450
300
150
07 08 09

Volume per Outlet


(10³ litres/day)
16
12
8
4
07 08 09

Asphalt Products

Volume


(mbbls/day)
24
18
12
6
07 08 09

Canadian Refined Products

Canadian Refined Products Earnings Summary

($ millions, except where indicated)		2009	2008 [1]	2007 [1]
Gross revenues		**$ 2,495**	$ 3,564	$ 2,916
Gross margin				
Fuel		**$ 111**	$ 96	$ 156
Ethanol		**62**	26	32
Ancillary		**53**	42	42
Asphalt		**166**	130	160
		392	294	390
Operating and administration expenses		**101**	70	81
Depreciation and amortization		**93**	81	66
Income taxes		**57**	39	50
Net earnings		**$ 141**	$ 104	$ 193
Number of fuel outlets [2]		**482**	492	505
Refined products sales volume				
Light oil products	*(million litres/day)*	**7.6**	7.9	8.7
Light oil products per outlet	*(thousand litres/day)*	**13.2**	13.0	13.2
Asphalt products	*(mbbls/day)*	**22.6**	24.0	21.8
Refinery throughput				
Prince George refinery	*(mbbls/day)*	**10.3**	10.1	10.5
Lloydminster refinery	*(mbbls/day)*	**24.1**	26.1	25.3
Ethanol production	*(thousand litres/day)*	**676.9**	627.2	324.6

(1) 2008 and 2007 amounts as restated for adoption of a new accounting policy. Refer to Note 4 to the Consolidated Financial Statements.
(2) Average number of fuel outlets for period indicated.

Gross margins on fuel sales were higher in 2009 compared with 2008 due to improved unit margins. Light oil retail sales per outlet were higher due to increased demand as the economy in Western Canada showed signs of recovery in the latter half of 2009 compared with a significant drop in demand in the fourth quarter of 2008.

Asphalt gross margins increased in 2009 compared with 2008 primarily due to the positive impact in early 2009 of consuming low cost feedstock due to the significant drop in crude oil prices at the end of 2008 which continued into the first quarter of 2009.

The higher ethanol gross margin in 2009 was due to higher sales volumes partially offset by lower sales prices resulting primarily from competition with low priced U.S. imported ethanol. Ethanol production in 2009 was higher than in 2008 due to improved operational performance at the Lloydminster plant. Included in ethanol gross margin in 2009 is $53 million related to government assistance grants received compared with $18 million received in 2008.

Operating and administration expenses in 2008 included a $15 million credit resulting from an insurance settlement. The remaining increases are primarily due to higher repair and maintenance costs and property taxes.

U.S. Refining and Marketing

U.S. Refining and Marketing Earnings Summary

($ millions, except where indicated)		2009	2008 [1]	2007 [1]
Gross revenues		$ 5,349	$ 7,802	$ 2,383
Gross refining margin		$ 852	$ (58)	$ 310
Processing costs		423	417	93
Operating and administration expenses		7	3	1
Interest - net		3	3	1
Depreciation and amortization		194	154	47
Other expense		30	-	-
Income taxes		71	(232)	63
Net earnings (loss)		$ 124	$ (403)	$ 105
Selected operating data:				
Lima Refinery throughput [2]	*(mbbls/day)*	114.6	136.6	143.8
Toledo Refinery throughput [3]	*(mbbls/day)*	64.9	60.6	-
Refining margin	*($/bbl crude throughput)*	$ 13.12	$ (0.88)	$ 12.42
Refinery inventory *(feedstocks and refined products)*	*(mmbbls)*	12.3	11.9	7.4

(1) 2008 and 2007 amounts restated for adoption of a new accounting policy. Refer to Note 4 of the Consolidated Financial Statements.
(2) The Lima Refinery operating results are included from July 1, 2007, the date the acquisition was completed. Throughput in 2007 represents six months of operations.
(3) The BP-Husky Toledo Refinery operating results are included from March 31, 2008, the date the acquisition was completed. Throughput in 2008 represents Husky's share of nine months of operations.

The U.S. refining and marketing segment commenced operations on July 1, 2007 with the acquisition of the Lima, Ohio Refinery, as a first step in pursuing integration and enhancing the value of heavy oil and bitumen production.

On March 31, 2008, Husky completed a transaction that resulted in the formation of two joint venture entities forming an integrated oil sands business and a refining joint venture. Husky holds a 50% interest in the BP-Husky Toledo Refinery. Net earnings for 2009 include both the Lima and Toledo refineries whereas the comparative period in 2008 includes the results from the Toledo Refinery for nine months.

U.S. refining and marketing earnings have increased in 2009 compared with 2008 as a result of improved product margins offsetting reduced sales volumes. Margins in 2008 were dramatically impacted by rapidly falling crude oil prices which resulted in significant inventory write downs. Refining margins realized in 2009 reflect the positive benefit of consuming feedstock purchased one to two months prior to production in a rising crude oil price environment compared to the negative impact of falling crude oil prices in late 2008. The Lima Refinery was shutdown on October 2, 2009 for scheduled major turnaround and maintenance work and resumed production on November 20, 2009. Higher refinery throughput at Toledo in 2009 compared with 2008 is the result of improved turnaround efficiency and generally stable operations throughout the year.

Other expenses in 2009 include $30 million of losses on forward contracts for feedstock purchases.

Downstream Capital Expenditures

Downstream capital expenditures totalled $341 million during 2009.

In Canada, capital expenditures totalled $81 million primarily for facility and environmental upgrades at the retail outlets, refineries and ethanol plants.

In the United States, capital expenditures totalled $260 million. At the Lima Refinery, $136 million was spent on various debottleneck projects, optimizations and environmental initiatives and $69 million was spent on the scheduled major turnaround. At the BP-Husky Toledo Refinery, capital expenditures totalled $55 million (Husky's 50% share) primarily for engineering work on the Continuous Catalyst Regeneration Reformer Project, facility upgrades and environmental protection.

7.6 CORPORATE

2009 Expense $216 Million

Corporate Earnings Summary

($ millions) income (expense)	2009	2008	2007
Intersegment eliminations – net	$ (44)	$ 61	$ (51)
Administration expenses	(69)	(95)	(54)
Other income (expense)	(1)	48	(9)
Stock-based compensation	(1)	33	(88)
Depreciation and amortization	(51)	(30)	(25)
Interest – net	(191)	(144)	(129)
Foreign exchange	5	335	51
Income taxes	136	(5)	91
Net earnings (loss)	$ (216)	$ 203	$ (214)

The corporate segment reported a loss in 2009 of $216 million compared with earnings of $203 million in 2008. Foreign exchange gains decreased by $330 million in 2009 compared with 2008. In late 2008, the U.S./Canadian exchange rate dropped significantly and Husky's net U.S. dollar position resulted in a large unrealized gain. In 2009, Husky took steps to manage the impact of the strengthening Canadian dollar compared with the Company's net U.S. dollar position. The decrease in stock-based compensation recoveries in 2009 is due to the relatively flat share price in 2009 compared with 2008. Administration expense has decreased from the prior year due to cost reduction initiatives. The increase in depreciation and amortization is due to adjustments to the book value of legacy sites that have been deemed inactive. The increase in net interest in 2009 is due to higher debt levels compared to 2008. The reduction of other income was a result of lower unrealized gains on forward purchase contracts in 2009 compared to 2008. Intersegment eliminations are profit included in inventory that has not been sold to third parties at the end of the period.

Foreign Exchange Summary

($ millions)	2009	2008	2007
(Gain) loss on translation of U.S. dollar denominated long-term debt	$ (327)	$ 217	$ (197)
(Gain) loss on cross currency swaps	62	(83)	62
(Gain) loss on contribution receivable	216	(228)	-
Other (gains) losses	44	(241)	84
	$ (5)	$ (335)	$ (51)
U.S./Canadian dollar exchange rates:			
At beginning of year	U.S. $0.817	U.S. $1.012	U.S. $0.858
At end of year	U.S. $0.956	U.S. $0.817	U.S. $1.012

Consolidated Income Taxes

Consolidated income taxes decreased in 2009 to $541 million from $1,394 million in 2008, an effective tax rate of 27.6% for 2009 and 27.1% for 2008.

The following table shows the effect of non-recurring tax benefits for the periods noted:

($ millions)	2009	2008	2007
Income taxes before tax amendments	$ 541	$ 1,394	$ 1,303
Canadian federal and provincial tax amendments	-	-	395
Income taxes as reported	$ 541	$ 1,394	$ 908
Cash taxes paid	$ 1,323	$ 615	$ 926

Taxable income from Canadian operations is primarily generated through partnerships, with the related income taxes payable in a future period. Accrued liabilities include $530 million of cash tax payable in 2010. In addition, during 2010, cash tax instalments of $310 million are payable in respect of the 2009 reported earnings but which are not taxable until 2010.

Corporate Capital Expenditures

Corporate capital expenditures of $36 million in 2009 were primarily for computer hardware, software, office furniture and renovations and equipment and system upgrades. In 2008, corporate capital expenditures were $47 million.

7.7 FOURTH QUARTER

Consolidated net earnings during the fourth quarter of 2009 were $320 million, an increase of $89 million or 39% compared with the fourth quarter of 2008 as a result of higher crude oil prices, improved U.S. Downstream results and a decline in operating costs, partially offset by lower production and lower natural gas prices.

After-tax earnings from the upstream sector were $334 million in the fourth quarter of 2009, a decrease of $8 million from the same period in 2008. Lower upstream earnings in the fourth quarter of 2009 were due largely to higher crude oil prices realized offset by a decrease in production and lower natural gas prices relative to the same period in 2008. Production for the fourth quarter of 2009 was 291,500 boe/day compared with 358,400 boe/day in the fourth quarter of 2008 primarily due to lower light oil production off the East Coast of Canada and lower natural gas production in Western Canada. Crude oil prices in the fourth quarter of 2009 averaged $66.65/bbl compared with $49.02/bbl in the fourth quarter of 2008. Natural gas prices in the fourth quarter of 2009 averaged $3.94/mcf compared with $6.84/mcf during the same period in 2008.

Upgrading after-tax earnings were $14 million in the fourth quarter of 2009, a decrease of $33 million compared with the same period in 2008. Lower after-tax earnings from upgrading operations were due to lower average upgrading differentials which resulted from narrowing heavy to light oil differentials. After-tax earnings from infrastructure and marketing were $49 million in the fourth quarter of 2009, an increase of $21 million due to inventory holding gains as a result of rising crude oil prices compared with inventory holding losses as a result of falling prices in the fourth quarter of 2008. Pipeline margins increased primarily due to increases in net broker margins.

Canadian refined products after-tax earnings in the fourth quarter of 2009 were $10 million compared to $15 million in the same period in 2008. The decrease was due to lower margins for asphalt more than offsetting higher sales volume at retail outlets combined with increased demand for the product. In the fourth quarter of 2009, ethanol gross margin increased due to higher sales volumes combined with the receipt of funds earned under government incentive programs designed to offset low market prices resulting primarily from competition from low priced U.S. imported ethanol.

U.S. Refining and Marketing operations recorded a loss of $43 million after-tax in the fourth quarter of 2009 compared to a loss of $535 million after-tax in the same period of 2008. The recovery in the fourth quarter of 2009 was due to improved product margins offset by reduced sales volumes as a result of a 49 day scheduled major turnaround at the Lima Refinery. Margins in the fourth quarter of 2008 were dramatically impacted by rapidly falling crude oil prices.

7.8 RESULTS OF OPERATIONS FOR 2008 COMPARED WITH 2007

Net earnings in 2008 were $3,751 million compared with $3,201 million in 2007. The increase of $550 million was attributable to the following:

Upstream earnings increased by $781 million due to higher crude oil and natural gas prices and lower DD&A, offset by lower crude oil and natural gas production and higher operating costs.

Midstream earnings decreased by $51 million due to lower upgrading differentials, lower marketing earnings due to rapidly declining prices in 2008, and increased operating costs, partially offset by higher upgrading throughput.

Downstream earnings decreased by $597 million due to significantly reduced refining margin and higher processing costs.

Corporate earnings increased by $417 million due to higher intersegment profit eliminations, higher foreign exchange gains, lower administration expenses and an increase in stock-based compensation recovery, partially offset by an increase in interest expense.

8.0 Liquidity and Capital Resources

8.1 SUMMARY OF CASH FLOW

In 2009, the Company funded its capital programs and dividend payments by cash generated from operating activities, cash on hand and long-term debt issuance. Husky maintained its strong financial position at December 31, 2009, with debt of $3,229 million partially offset by cash on hand of $392 million for $2,837 million of net debt at December 31, 2009. Husky has no long-term debt maturing until 2012. At December 31, 2009 Husky had $1.7 billion in unused short and long-term credit facilities and unused capacity under the new debt shelf prospectuses filed in Canada and the U.S. of $1.0 billion and U.S. $1.5 billion, respectively (refer to Section 8.2).

	2009	2008 [1]	2007 [1]
Cash flow - operating activities *($ millions)*	$ 1,918	$ 6,778	$ 4,619
- financing activities *($ millions)*	$ 594	$ (2,559)	$ 433
- investing activities *($ millions)*	$ (3,033)	$ (3,514)	$ (5,286)
Debt to capital employed *(percent)*	18.3	12.0	19.5
Debt to cash flow from operations *(times)*	1.3	0.3	0.5
Corporate reinvestment ratio *(percent)* [2]	111	66	86
Interest coverage ratios on long-term debt only [3]			
Earnings	11.1	34.4	28.1
Cash flow	17.4	50.9	33.8
Interest coverage on ratios of total debt [4]			
Earnings	10.7	33.4	27.1
Cash flow	16.7	49.3	32.5

(1) 2008 and 2007 amounts as restated for the adoption of a new accounting policy. Refer to Note 4 of the Consolidated Financial Statements.

(2) Reinvestment ratio is based on net capital expenditures including corporate acquisitions.

(3) Interest coverage on long-term debt on an earnings basis is equal to earnings before interest expense on long-term debt and income taxes divided by interest expense on long-term debt and capitalized interest. Interest coverage on long-term debt on a cash flow basis is equal to cash flow from operating activities before interest expense on long-term debt and current income taxes divided by interest expense on long-term debt and capitalized interest. Long-term debt includes the current portion of long-term debt.

(4) Interest coverage on total debt on an earnings basis is equal to earnings before interest expense on total debt and income taxes divided by interest expense on total debt and capitalized interest. Interest coverage on total debt on a cash flow basis is equal to cash flow from operating activities before interest expense on total debt and current income taxes divided by interest expense on total debt and capitalized interest. Total debt includes short and long-term debt.

Cash Flow from Operating Activities

Cash generated from operating activities totalled $1,918 million in 2009 compared with $6,778 million in 2008. Lower cash flow from operating activities was primarily due to lower commodity prices, lower refining margins, lower crude oil and natural gas production and the payment of current income taxes in 2009 related to 2008 and 2007 earnings, partially offset by a weaker Canadian dollar relative to the U.S. dollar.

Cash Flow from (used for) Financing Activities

Cash provided by financing activities was $594 million in 2009 compared with cash used for financing activities of $2,559 million in 2008. In May 2009, the Company issued U.S. $1.5 billion in long-term bonds, and in 2008, bridge financing related to the Lima acquisition was repaid.

Cash Flow used for Investing Activities

Cash used for investing activities was $3,033 million for 2009 compared with $3,514 million in 2008. Cash invested in both periods was used primarily for capital expenditures and acquisitions.

8.2 WORKING CAPITAL COMPONENTS

Working capital is the amount by which current assets exceed current liabilities. At December 31, 2009, Husky's working capital was $726 million compared with $404 million at December 31, 2008. Working capital increased as a result of an increase in inventories of $488 million due to build up of inventory from the turnaround at Lima at the end of 2009; a decrease in accounts payable of $150 million due to lower capital accruals as a result of decreased capital spending; a decrease in other accrued liabilities of $412 million as a result of lower dividends declared and a decrease of income taxes payable of $149 million due to lower taxable income and payments on prior year taxes offset by a decrease in accounts receivable of $357 million due to lower natural gas production and lower joint venture receivables reflecting lower levels of drilling in 2009.

Sources and Uses of Cash

Liquidity describes a company's ability to access cash. Companies operating in the upstream oil and gas industry require sufficient cash in order to fund capital programs necessary to maintain and increase production and develop reserves, to acquire strategic oil and gas assets, repay maturing debt and pay dividends. Husky's upstream capital programs are funded principally by cash provided from operating activities and committed credit facilities. During times of low oil and gas prices, part of a capital program can generally be deferred. However, due to the long cycle times and the importance to future cash flow in maintaining production, it may be necessary to utilize alternative sources of capital to continue the Company's strategic long-term investment plan during periods of low commodity prices. As a result, Husky frequently evaluates its options with respect to sources of long and short-term capital resources. In addition, from time to time the Company engages in hedging a portion of production to protect cash flow in the event of commodity price declines. Corporate acquisitions, such as the Lima Refinery, are financed by issuing investment grade long-term debt.

At December 31, 2009 Husky had the following available credit facilities:

Credit Facilities	Available	Unused
Operating facilities	$ 395	$ 262
Syndicated bank facility	1,250	1,250
Bilateral credit facilities	150	150
Total	$ 1,795	$ 1,662

Cash and cash equivalents at December 31, 2009 totalled $392 million compared with $913 million at the beginning of the year.

At December 31, 2009, Husky had unused committed long and short-term borrowing credit facilities totalling $1.5 billion. In addition, a further $195 million of uncommitted short-term borrowing facilities were available of which a total of $41 million were used in support of outstanding letters of credit.

Husky filed a debt shelf prospectus with the Alberta Securities Commission on February 26, 2009 and the U.S. Securities and Exchange Commission on February 27, 2009. The shelf prospectus enables Husky to offer up to U.S. $3 billion of debt securities in the United States until March 26, 2011. During the 25-month period that the shelf prospectus is effective, debt securities may be offered in amounts, at prices and on terms to be determined based on market conditions at the time of sale. As of December 31, 2009, U.S. $1.5 billion of long-term debt securities had been issued under this shelf prospectus. On December 21, 2009, Husky filed an additional debt shelf prospectus with the Alberta Securities Commission that enables Husky to offer up to $1 billion of medium term notes in Canada until January 21, 2012. During the 25-month period that the shelf prospectus is effective, medium term notes may be offered in amounts, at prices and on terms to be determined based on market conditions at the time of sale. As of December 31, 2009, no medium term notes had been issued under this shelf prospectus (refer to Note 16 to the Consolidated Financial Statements).

The Sunrise Oil Sands Partnership has an unsecured demand credit facility available of $10 million for general purposes. Husky's proportionate share is $5 million.

In 2008, Husky initiated a cash tender offer to purchase any and all of the U.S. $225 million 8.90% capital securities outstanding. At the time of expiration of the tender offer, U.S. $214 million or 95% of the capital securities had been tendered. The remaining capital securities were redeemed in 2008.

In 2008, Husky redeemed the 6.95% medium-term notes - Series E due July 14, 2009. The principal amount was $200 million and the redemption price, including accrued interest, totalled $208 million.

During 2008, Husky repurchased U.S. $63 million of the outstanding U.S. $450 million 6.80% notes due September 2037.

Quarterly dividends of $0.30 ($1.20 annually) per common share were declared totalling $1.0 billion in 2009. The declaration of dividends will be at the discretion of the Board of Directors, which will consider earnings, capital requirements, the Company's financial condition and other relevant factors.

Capital Structure

	December 31, 2009	
($ millions)	Outstanding	Available
Total short-term and long-term debt	$ 3,229	$ 1,662
Common shares, retained earnings and accumulated other comprehensive income	$ 14,413	

Credit Ratings

Husky's senior debt has been rated investment grade by several rating agencies. These ratings are disclosed and explained in detail in Husky's Annual Information Form.

8.3 CASH REQUIREMENTS

Contractual Obligations and Other Commercial Commitments

In the normal course of business, Husky is obligated to make future payments. These obligations represent contracts and other commitments that are known and non-cancellable.

Contractual Obligations

Payments due by period ($ millions)	2010	2011-2012	2013-2014	Thereafter	Total
Long-term debt and interest on fixed rate debt	$ 211	$ 827	$ 1,130	$ 3,093	$ 5,261
Operating leases	102	170	123	162	557
Firm transportation agreements	188	290	254	1,413	2,145
Unconditional purchase obligations [1]	2,701	2,317	54	106	5,178
Lease rentals and exploration work agreements	98	242	285	462	1,087
Asset retirement obligations [2]	29	66	60	5,725	5,880
	$ 3,329	$ 3,912	$ 1,906	$ 10,961	$ 20,108

(1) Includes purchase of refined petroleum products, processing services, distribution services, insurance premiums, drilling rig services, natural gas purchases and the retail outlets acquisition.

(2) Asset retirement obligations - amounts represent the undiscounted future payments for the estimated cost of abandonment, removal and remediation associated with retiring the Company's assets.

Based on Husky's 2010 commodity price forecast, the Company believes that its non-cancellable contractual obligations, other commercial commitments and 2010 capital program will be funded by cash flow from operating activities and, to the extent required, by available committed credit facilities and the issuance of long-term debt. In the event of significantly lower cash flow, Husky would be able to defer certain projected capital expenditures without penalty.

The Terra Nova oil field is divided into three distinct areas, known as the Graben, the East Flank and the Far East. Husky currently holds a combined 12.51% working interest in the field, subject to redetermination. The process of working interest redetermination is before an arbitrator who is expected to make a decision by the third quarter of 2010. The outcome and impact of the arbitration process is not reasonably determinable at this time.

Estimated Obligations Not Included in the Table

Husky provides a defined contribution plan and a post-retirement health and dental plan for all qualified employees in Canada. The Company also provides a defined benefit pension plan for approximately 119 active employees and 506 retirees and their beneficiaries in Canada. This plan was closed to new entrants in 1991 after the majority of employees transferred to the defined contribution pension plan. Husky provides a defined benefit pension plan for approximately 400 active employees in the United States. This pension plan was established effective July 1, 2007 in conjunction with the acquisition of the Lima Refinery. Husky also assumed a post-retirement welfare plan covering the employees at the Lima Refinery. See Note 21 to the Consolidated Financial Statements.

Husky has an obligation to fund capital expenditures of the BP-Husky Toledo Refinery LLC (refer to Note 11 to the Consolidated Financial Statements) which is payable between December 31, 2009 and December 31, 2015 with the final balance due and payable by December 31, 2015. The timing of payments during this period will be determined by the capital expenditures made at the refinery during this same period. At December 31, 2009, Husky's share of this obligation was U.S. $1.4 billion including accrued interest.

Other Obligations

Husky is also subject to various contingent obligations that become payable only if certain events or rulings were to occur. The inherent uncertainty surrounding the timing and financial impact of these events or rulings prevents any meaningful measurement, which is necessary to assess impact on future liquidity. Such obligations include environmental contingencies, contingent consideration and potential settlements resulting from litigation.

The Company has a number of contingent environmental liabilities, which individually have been estimated to be immaterial and have not been reflected in the Company's financial statements beyond the associated asset retirement obligations. These contingent environmental liabilities are primarily related to the migration of contamination at fuel outlets and certain legacy sites where Husky had previously conducted operations. The contingent environmental liabilities involved have been considered in aggregate and based on reasonable estimates the Company does not believe they will result, in aggregate, in a material adverse effect on its financial position, results of operations or liquidity.

8.4 OFF-BALANCE SHEET ARRANGEMENTS

Accounts Receivable Securitization Program

In the ordinary course of business, Husky engaged in the securitization of accounts receivable. The securitization program permitted the sale of a maximum of $350 million of accounts receivable on a revolving basis. The securitization agreement expired on March 31, 2009 and Husky chose not to renew.

Standby Letters of Credit

In addition, from time to time, Husky issues letters of credit in connection with transactions in which the counterparty requires such security.

Derivative Instruments

Husky utilizes derivative financial instruments in order to manage unacceptable risk. The derivative financial instruments currently outstanding are listed and discussed in Section 8.6, "Financial Risk and Risk Management."

8.5 TRANSACTIONS WITH RELATED PARTIES AND MAJOR CUSTOMERS

On May 11, 2009, the Company issued 5 and 10-year senior notes of U.S. $251 million and U.S. $107 million respectively to certain management, shareholders, affiliates and directors as part of the U.S. $1.5 billion 5 and 10-year senior notes issued through the existing base shelf prospectus, which was filed in February 2009 (refer to Note 16 to the Consolidated Financial Statements). Subsequent to this offering, U.S. $22 million of the 5-year senior notes and U.S. $75 million of the 10-year senior notes issued to related parties were sold to third parties. The coupon rates offered were 5.90% and 7.25% for the 5 and 10-year tranches respectively. These transactions were measured at the exchange amount, which was equivalent to the fair market value at the date of the transaction and have been carried out on the same terms as would apply with unrelated parties. At December 31, 2009, the senior notes were included in long-term debt on the Company's balance sheet.

TransAlta Power, L.P. ("TAPLP") is under the indirect control of one of Husky's principal shareholders. TAPLP is a 49.99% owner in TransAlta Cogeneration, L.P. ("TACLP") which is the Company's joint venture partner for the Meridian cogeneration facility at Lloydminster. The Company sells natural gas to the Meridian cogeneration facility and other cogeneration facilities owned by TACLP. These natural gas sales are related party transactions and have been measured at the exchange amount. For 2009, the total value of natural gas sales to the Meridian and other cogeneration facilities owned by TACLP was $90 million (2008 - $125 million). At December 31, 2009, the total value of accounts receivables related to these transactions was nil (2008 - nil).

Husky did not have any customers that constituted more than 10% of total sales and operating revenues during 2009.

8.6 FINANCIAL RISK AND RISK MANAGEMENT

Husky is exposed to market risks related to the volatility of commodity prices, foreign exchange rates, interest rates, credit risk and changes in fiscal, monetary and other financial policies related to royalties, taxes and others (refer to Section 6, The 2009 Business Environment). From time to time, the Company will use derivative instruments to manage its exposure to these risks.

Husky is exposed to risk factors associated with operating in developing countries, as well as political and regulatory instability. The Company maintains close contact with governments in the areas within which it operates.

In June 2009, the United States House of Representatives passed the Waxman-Markey American Clean Energy and Security Act, which requires a 17% reduction of greenhouse gas emissions from 2005 levels by 2020 and an 80% reduction by 2050. The bill also sets a system of permitting under which regulated industries would need to acquire sufficient allowances for their emissions. In September 2009, the Kerry-Boxer Clean Energy Jobs and American Power Act, which increases the required reduction of greenhouse gases to 20% by 2020, was introduced in the United States Senate. Each bill requires further legislative approvals before becoming law and their respective scope and requirements could be changed through this process before receiving final approval. Husky's operations may be impacted by whatever legislation emerges as law. Such legislation could require U.S. refining operations to significantly reduce emissions and/or purchase allowances, which may increase capital and operating expenditures.

Commodity Price Risk Management

Husky uses derivative commodity instruments from time to time to manage exposure to price volatility on a portion of its oil and gas production and firm commitments for the purchase or sale of crude oil and natural gas.

At December 31, 2009, the Company had third party physical purchase and sale natural gas contracts and natural gas storage contracts. These contracts have been recorded at their fair value in accounts receivable and accrued liabilities and the resulting unrealized loss of $37 million has been recorded in other expenses in the Consolidated Statements of Earnings and Comprehensive Income. The natural gas inventory held in storage relating to the natural gas storage contracts is recorded at fair value. At December 31, 2009, the fair value of the inventory was $173 million, resulting in a $69 million unrealized gain recorded in other expenses in the Consolidated Statements of Earnings and Comprehensive Income.

On July 1, 2009, the Company designated certain crude oil purchase and sale contracts as fair value hedges against the changes in the fair value of the inventory held in storage. The assessment of effectiveness for the fair value hedges excludes changes between current market prices and market prices on the settlement date in the future.

These contracts have been recorded at their fair value in accounts receivable and the resulting unrealized gain of $4 million has been recorded in earnings in the Consolidated Statements of Earnings and Comprehensive Income. The crude oil inventory held in storage is recorded at fair value. At December 31, 2009, the fair value of the inventory was $124 million, resulting in a $1 million unrealized loss recorded in earnings in the Consolidated Statements of Earnings and Comprehensive Income.

Prior to July 1, 2009, the Company had entered into contracts for future crude oil purchases, whereby there is a requirement to pay the market difference of the inventory price paid at delivery and the current market price at the settlement date in the future. These contracts have settled and the resulting loss of $30 million has been recorded in other expenses in the Consolidated Statements of Earnings and Comprehensive Income.

Foreign Currency Risk Management

At December 31, 2009, Husky had the following cross currency debt swaps in place:

- U.S. $150 million at 6.25% swapped at $1.41 to $211 million at 7.41% until June 15, 2012.
- U.S. $75 million at 6.25% swapped at $1.19 to $89 million at 5.65% until June 15, 2012.
- U.S. $50 million at 6.25% swapped at $1.17 to $59 million at 5.67% until June 15, 2012.
- U.S. $75 million at 6.25% swapped at $1.17 to $88 million at 5.61% until June 15, 2012.

At December 31, 2009, the cost of a U.S. dollar in Canadian currency was $1.0466.

During 2009, the Company settled its two remaining forward purchases of U.S. dollars realizing a loss of $9 million recorded in other expenses in the Consolidated Statements of Earnings and Comprehensive Income.

Husky's results are affected by the exchange rate between the Canadian and U.S. dollar. The majority of Husky's expenditures are in Canadian dollars. The majority of the Company's revenues are received in U.S. dollars or from the sale of oil and gas commodities that receive prices determined by reference to U.S. benchmark prices. An increase in the value of the Canadian dollar relative to the U.S. dollar will decrease the revenues received from the sale of oil and gas commodities. Correspondingly, a decrease in the value of the Canadian dollar relative to the U.S. dollar will increase the revenues received from the sale of oil and gas commodities.

In addition, a change in the value of the Canadian dollar against the U.S. dollar will result in an increase or decrease in Husky's U.S. dollar denominated debt, as expressed in Canadian dollars, as well as in the related interest expense. At December 31, 2009, 100% or $3.2 billion of Husky's outstanding debt was denominated in U.S. dollars (100% or $2.0 billion at December 31, 2008). The percentage of the Company's debt exposed to the Cdn/ U.S. exchange rate decreases to 88% when cross currency swaps are considered (2008 – 78%).

Effective July 1, 2007, Husky's U.S. $1.5 billion of debt financing related to the Lima acquisition was designated as a hedge of the Company's net investment in the U.S. refining operations. During 2008, the Company repaid U.S. $750 million of bridge financing and repurchased U.S. $63 million of bonds that were classified as a net investment hedge. As a result, the Company's net investment hedge is limited to the remaining U.S. $687 million. For 2009, the unrealized foreign exchange gain arising from the translation of the debt was $104 million, net of tax expense of $18 million, which was recorded in Other Comprehensive Income.

Effective December 3, 2009, Husky designated U.S. $300 million of the U.S. $750 million senior notes due December 15, 2019 as a hedge of the Company's net investment in the U.S. refining operations. For 2009, unrealized foreign exchange losses arising from the translation of the debt were less than $1 million, net of tax, which was recorded in Other Comprehensive Income.

Including cross-currency swaps and the debt that has been designated as a hedge of a net investment, 57% of long-term debt is exposed to changes in the U.S. / Canadian exchange rate (2008 - 35%).

Husky holds 50% of a contribution receivable which represents BP's obligation to fund capital expenditures of the Sunrise Oil Sands Partnership and a major portion of this receivable is denominated in U.S. dollars. Related gains and losses from changes in the value of the Canadian dollar versus the U.S. dollar are recorded in foreign exchange in current period earnings. At December 31, 2009, Husky's share of this receivable was U.S. $1.2 billion including accrued interest. Husky has an obligation to fund capital expenditures of the BP-Husky Toledo Refinery and this contribution payable is denominated in U.S. dollars. Gains and losses from the translation of this obligation are recorded in Other Comprehensive Income as this item relates to a self-sustaining foreign operation. At December 31, 2009 Husky's share of this obligation was U.S. $1.4 billion including accrued interest.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. The Company's processes for managing liquidity risk include ensuring, to the extent possible, that it will have sufficient liquidity to meets its liabilities when they become due. The Company prepares annual capital expenditure budgets, which are monitored and are updated as required. In addition, the Company requires authorizations for expenditures on projects to assist with the management of capital.

The following are the contractual maturities of financial liabilities as at December 31, 2009:

Financial Liability	Less than 1 Year	1 to less than 2 Years	2 to less than 5 Years	Thereafter
Accounts payable and accrued liabilities	$ 2,185	$ -	$ -	$ -
Cross currency swaps	-	-	447	-
Long-term debt and interest on fixed rate debt	212	212	1,750	3,122
Total	$ 2,397	$ 212	$ 2,197	$ 3,122

The Company's objectives, processes and policies for managing liquidity risk have not changed from the previous year.

Interest Rate Risk Management

In 2009, interest rate risk management activities resulted in a decrease to interest expense of less than $1 million.

At December 31, 2009, Husky had the following interest rate swaps in place:

- U.S. $100 million of long-term debt whereby a fixed interest rate of 7.55% was swapped for LIBOR + 420 bps until November 15, 2016.

- U.S. $275 million of long-term debt whereby a fixed interest rate of 6.20% was swapped for LIBOR + 265 bps blended until September 15, 2017.

During 2009, these swaps resulted in an offset to interest expense amounting to less than $1 million.

In 2008, interest rate swaps on $200 million of long-term debt were discontinued as a fair value hedge as the $200 million medium-term notes were redeemed. During 2009, a loss of less than $1 million was recognized in other expenses in the Consolidated Statements of Earnings and Comprehensive Income.

The amortization of previous interest rate swap terminations resulted in an additional $3 million offset to interest expense in 2009.

Cross currency swaps resulted in an addition to interest expense of $4 million in 2009.

Credit and Contract Risk

Husky actively manages its exposure to credit and contract execution risk from both a customer and a supplier perspective.

Fair Value of Financial Instruments

The derivative portion of cashflow hedges, fair value hedges, and free standing derivatives that are recorded at fair value on a recurring basis have been categorized into one of three categories based upon fair value hierarchy in accordance with the Canadian Institute of Chartered Accountants ("CICA") Handbook Section 3862. Fair values of assets and liabilities included in Level 1 are determined by reference to quoted prices in active markets for identical assets and liabilities. Assets and liabilities in Level 2 include valuations using inputs other than quoted prices for which all significant outputs are observable, either directly or indirectly. Level 3 valuations are based on inputs that are unobservable and significant to the overall fair value measurement. All of Husky's assets and liabilities that are recorded at fair value on a recurring basis are included in Level 2.

8.7 OUTSTANDING SHARE DATA

Authorized:

- unlimited number of common shares
- unlimited number of preferred shares

Issued and outstanding: February 23, 2010

• common shares	849,860,935
• preferred shares	none
• stock options	28,281,307
• stock options exercisable	14,915,410

At February 23, 2010, 49.2 million common shares were reserved for issuance under the stock option plan. Other than in respect of the performance based upon, options awarded under the stock option plan have a maximum term of five years and vest evenly over the first three years (refer to Note 20 to the Consolidated Financial Statements).

9.0 Application of Critical Accounting Estimates

Husky's Consolidated Financial Statements have been prepared in accordance with GAAP. Significant accounting policies are disclosed in Note 3 to the Consolidated Financial Statements. Certain of the Company's accounting policies require subjective judgment about uncertain circumstances. The following discussion highlights the nature and potential effect of these estimates. The emergence of new information and changed circumstances may result in actual results or changes to estimated amounts that differ materially from current estimates.

Full Cost Accounting for Oil and Gas Activities

The indicated change in the following estimates will result in a corresponding increase in the amount of DD&A expense charged to income in a given period:

An increase in:

- estimated costs to develop the proved undeveloped reserves;

- estimated fair value of the Asset Retirement Obligation ("ARO") related to the oil and gas properties; and
- estimated impairment of costs excluded from the DD&A calculation.

A decrease in:

- previously estimated proved oil and gas reserves; and
- estimated proved reserves added compared to capital invested.

Depletion Expense

All costs associated with exploration and development are capitalized on a country-by-country basis. The aggregate of capitalized costs, net of accumulated DD&A, plus the estimated costs required to develop the proved undeveloped reserves, less estimated salvage values, is charged to income over the life of the proved reserves using the unit of production method.

Withheld Costs

Costs related to unproved properties and major development projects are excluded from costs subject to depletion until proved reserves have been determined or their value is impaired. Impairment is transferred to costs being depleted or, if the properties are located in a cost centre where there is no reserve base, the impairment is charged directly to earnings.

Ceiling Test

Each cost centre's capitalized costs are tested for recoverability at least yearly. The test compares the estimated undiscounted future net cash flows from proved oil and gas reserves based on forecast prices and costs to the carrying amount of a cost centre. If the future cash flows are lower than the carrying costs, the cost centre is written down to its fair value. Fair value is estimated using present value techniques, which incorporate risks and other uncertainties as well as the future value of reserves when determining estimated cash flows.

Impairment of Long-lived Assets

Impairment is indicated if the carrying value of the long-lived asset or oil and gas cost centre is not recoverable by the future undiscounted cash flows. If impairment is indicated, the amount by which the carrying value exceeds the estimated fair value of the long-lived asset is charged to earnings.

Fair Value of Derivative Instruments

Periodically Husky utilizes financial derivatives to manage market risk. Effective January 1, 2007, Husky adopted CICA Handbook Section 3855, "Financial Instruments - Recognition and Measurement," Section 3865, "Hedges," Section 1530, "Comprehensive Income" and Section 3862, "Financial Instruments - Disclosure and Presentation." These standards provide the recognition, measurement and disclosure requirements for financial instruments and hedge accounting. Refer to Note 23 in the Consolidated Financial Statements.

The estimation of the fair value of commodity derivatives incorporates forward prices and adjustments for quality or location. The estimate of fair value for interest rate and foreign currency hedges is determined primarily through forward market prices and compared with quotes from financial institutions. The estimation of fair value of forward purchases of U.S. dollars is determined using forward market prices.

Asset Retirement Obligation

Husky has significant obligations to remove tangible assets and restore land after operations cease and Husky retires or relinquishes the asset. The Company's ARO primarily relates to the upstream business. The retirement of upstream assets consists primarily of plugging and abandoning wells, removing and disposing of surface and subsea equipment and facilities and restoration of land to a state required by regulation or contract. Estimating the ARO requires that Husky estimate costs that are many years in the future. Restoration technologies and costs are constantly changing, as are regulatory, political, environmental, safety and public relations considerations.

Inherent in the calculation of the ARO are numerous assumptions and judgments including the ultimate settlement amounts, future third-party pricing, inflation factors, credit adjusted discount rates, timing of settlement and changes in the legal, regulatory, environmental and political environments. Future revisions to these assumptions result in changes to the ARO.

Employee Future Benefits

The determination of the cost of the post-retirement health and dental care plan and defined benefit pension plan reflects a number of assumptions that affect the expected future benefit payments. These assumptions include, but are not limited to, attrition, mortality, the rate of return on pension plan assets and salary escalations for the defined benefit pension plan and expected health care cost trends for the post-retirement health and dental care plan. The fair value of the plan assets are used for the purposes of calculating the expected return on plan assets.

Legal, Environmental Remediation and Other Contingent Matters

Husky is required to both determine whether a loss is probable based on judgment and interpretation of laws and regulations and determine that the loss can reasonably be estimated. When the loss is determined it is charged to earnings. Husky must continually monitor known and potential contingent matters and make appropriate provisions by charges to earnings when warranted by circumstances.

Income Tax Accounting

The determination of the Company's income and other tax liabilities requires interpretation of complex laws and regulations often involving multiple jurisdictions. All tax filings are subject to audit and potential reassessment after the lapse of considerable time. Accordingly, the actual income tax liability may differ significantly from that estimated and recorded by management.

Business Combinations

Under the purchase method, the acquiring company includes the fair value of the various assets and liabilities of the acquired entity on its balance sheet. The determination of fair value necessarily involves many assumptions. In some circumstances the fair value of an asset is determined by estimating the amount and timing of future cash flow associated with that asset. The actual amounts and timing of cash flow may differ materially and may possibly lead to an impairment charged to earnings.

Goodwill

In combination with purchase accounting, any excess of the purchase price over fair value is recorded as goodwill. Since goodwill results from the culmination of purchase accounting, described above, it too is inherently imprecise. Goodwill must be assessed annually for impairment and requires judgment in the determination of the fair value of assets and liabilities.

10.0 New and Pending Accounting Standards

10.1 NEW ACCOUNTING STANDARDS

Goodwill and Intangible Assets

Effective January 1, 2009, the Company retroactively adopted CICA Handbook Section 3064, "Goodwill and Intangible Assets," which replaced Section 3062 of the same name. As a result of issuing this guidance, Section 3450, "Research and Development Costs," and Emerging Issues Committee ("EIC") Abstract No. 27, "Revenues and Expenditures during the Pre-operating Period," have been withdrawn. This new guidance requires recognizing all goodwill and intangible assets in accordance with Section 1000, "Financial Statement Concepts." Section 3064 has eliminated the practice of recognizing items as assets that do not meet the Section 1000 definition and recognition criteria. Under this new guidance, fewer items meet the criteria for capitalization.

This adoption has resulted in a reduction of retained earnings at January 1, 2007 of $9 million, a reduction of earnings after tax of $3 million and $13 million for the years ended December 31, 2008 and 2007, respectively, and a reduction to assets of $36 million and $31 million as at December 31, 2008 and 2007, respectively (refer to Note 4 to the Consolidated Financial Statements).

Financial Instruments

Effective July 1, 2009, the Company prospectively adopted the amendments to CICA Handbook Section 3855, "Financial Instruments – Recognition and Measurement." Amendments to this section have prohibited the reclassification of a financial asset out of the held-for-trading category when the fair value of the embedded derivative in a combined contract cannot be reasonably measured. The adoption of the amendments to this standard did not have an impact on the Company's financial statements.

Effective September 30, 2009, the Company adopted the amendments to CICA Handbook Section 3855, "Financial Instruments – Recognition and Measurement," in relation to the impairment of financial assets. Amendments to this section have revised the definition of "loans and receivables" and provided that certain conditions have been met, permits reclassification of financial assets from the held-for-trading and available-for-sale categories into the loans and receivables category. The amendments also provide one method of assessing impairment for all financial assets regardless of classification. These amendments are effective for the Company's annual financial statements relating to its fiscal year beginning on January 1, 2009. The adoption of the amendments to this standard did not have an impact on the Company's financial statements.

Effective December 31, 2009, the Company adopted the amendments to CICA Handbook Section 3862, "Financial Instruments – Disclosures," to include additional disclosure requirements about fair value measurement for financial instruments and liquidity risk disclosures. These amendments require a three level hierarchy that reflects the significance of the inputs used in making the fair value measurements. Fair values of assets and liabilities included in Level 1 are determined by reference to quoted prices in active markets for identical assets and liabilities. Assets and liabilities in Level 2 include valuations using inputs other than quoted prices for which all significant outputs are observable, either directly or indirectly. Level 3 valuations are based on inputs that are unobservable and significant to the overall fair value measurement. Amendments to this standard are reflected in note disclosures for financial instruments.

10.2 PENDING ACCOUNTING PRONOUNCEMENTS

Business Combinations

In December 2008, the CICA issued Section 1582 "Business Combinations," which will replace CICA Handbook Section 1581 of the same name. Under this guidance, the purchase price used in a business combination is based on the fair value of shares exchanged at their market price at the date of the exchange. Currently the purchase price used is based on the market price of the shares for a reasonable period before and after the date the acquisition is agreed upon and announced. This new guidance generally requires all acquisition costs to be expensed, which currently are capitalized as part of the purchase price. Contingent liabilities are to be recognized at fair value at the acquisition date and remeasured at fair value through earnings each period until settled. Currently only contingent liabilities that are resolved and payable are included in the cost to acquire the business. In addition, negative goodwill is required to be recognized immediately in earnings, unlike the current requirement to eliminate it by deducting it from non-current assets in the purchase price allocation. Section 1582 will be effective for Husky on January 1, 2011 with prospective application.

Consolidated Financial Statements

In January 2009, the CICA issued Section 1601, "Consolidated Financial Statements," which will replace CICA Handbook Section 1600 of the same name. This guidance requires uniform accounting policies to be consistent throughout all consolidated entities and the difference between reporting dates of a parent and a subsidiary to be no longer than three months. These are not explicitly required under the current standard. Section 1601 is effective for Husky on January 1, 2011 with early adoption permitted. This standard will have no impact to the Company.

Non-Controlling Interests

In January 2009, the CICA issued Section 1602, "Non-controlling Interests," which will replace CICA Handbook Section 1600, "Consolidated Financial Statements." Minority interest is now referred to as non-controlling interest, ("NCI"), and is presented within equity. Under this new guidance, when there is a loss or gain of control the Company's previously held interest is revalued at fair value. Currently an increase in an investment is accounted for using the purchase method and a decrease in an investment is accounted for as a sale resulting in a gain or loss in earnings. In addition, NCI may be reported at fair value or at the proportionate share of the fair value of the acquired net assets and allocation of the net income to the NCI will be on this basis. Currently, NCI is recorded at the carrying amount and can only be in a deficit position if the NCI has an obligation to fund the losses. Section 1602 is effective for Husky on January 1, 2011 with early adoption permitted.

International Financial Reporting Standards

In January 2006, the Canadian Accounting Standards Board ("AcSB") adopted a strategic plan for the direction of accounting standards in Canada. In February 2008, as part of its strategic plan, the AcSB confirmed that Canadian publicly accountable entities will be required to report under International Financial Reporting Standards ("IFRS"), which will replace Canadian GAAP for years beginning on or after January 1, 2011. An omnibus exposure draft was issued by the AcSB in the second quarter of 2008, which incorporates IFRS into the CICA Handbook and prescribes the transitional provisions for adopting IFRS. In March 2009, the AcSB issued a second omnibus exposure draft on the adoption of IFRS. This exposure draft confirms the IFRS transition date as January 1, 2011 for all Canadian publicly accountable enterprises, incorporates any changes to IFRS since the previous exposure draft was issued and discusses additional key transitional issues. In October 2009, the AcSB issued a third omnibus exposure draft on the adoption of IFRS. This exposure draft incorporates changes to IFRS since the previous exposure draft that will be applicable to Canadian entities.

The Company commenced its IFRS transition project in 2008, which includes four key phases:

- **Project awareness and engagement** – This phase includes identifying and engaging the appropriate members for the core IFRS transition team, steering committee and other representatives as required. In addition, this phase includes communicating the key project requirements and objectives to the areas of the organization that will be impacted by IFRS conversion, including the Company's senior executive management team, Board of Directors and Audit Committee.
- **Diagnostic** – This phase includes an assessment of the differences between current Canadian GAAP and IFRS, focusing on the areas which will have the most significant impact to Husky. A preliminary conversion roadmap has been prepared as part of this phase.
- **Design, planning and solution development** – This phase focuses on determining the specific impacts to the Company based on the application of the IFRS requirements. This includes the design and development of detailed solutions and work plans by each key area to address implementation requirements. In addition, impact analysis will be performed on all areas of the business, including tax and information technology systems. Accounting policies will be finalized, first-time adoption exemptions will be considered, draft financial statements and disclosures will be prepared and a detailed implementation plan and timeline will be developed. This phase also includes the development of a training plan.
- **Implementation** – This phase includes implementing the required changes necessary for IFRS compliance. The focus of this phase is the finalization of IFRS conversion impacts, approval and implementation of accounting and tax policies, implementation and testing of new processes, systems and controls, execution of customized training programs and preparation of opening IFRS balances.

Corporate governance over the project has been established and a steering committee and project team have been formed. This committee is comprised of members of senior executive management and is responsible for final approval of project recommendations and deliverables to the Audit Committee and Board. Due to the scope of the IFRS project, the Company ensured that the appropriate stakeholders have been engaged by establishing a project advisory committee, which includes representatives from each area of the organization that will be significantly impacted. Husky has also engaged an external advisor to assist with the IFRS conversion process.

The Company completed the diagnostic assessment phase by performing comparisons of the differences between Canadian GAAP and IFRS. The Company has determined that the most significant impact of IFRS conversion is to property, plant and equipment. IFRS does not prescribe specific oil and gas accounting guidance other than for costs associated with the exploration and evaluation phase. The Company currently follows full cost accounting as prescribed in Accounting Guideline ("AcG") 16, "Oil and Gas Accounting – Full Cost." Conversion to IFRS will significantly impact how the Company accounts for costs pertaining to oil and gas activities, in particular those related to the pre-exploration and development phases. In addition, the level at which impairment tests are performed and the impairment testing methodology will differ under IFRS.

In July 2009, the International Accounting Standards Board ("IASB") approved additional IFRS transitional exemptions that will allow entities to allocate their oil and gas asset balances as determined under full cost accounting to the IFRS categories of exploration and evaluation assets and development and producing properties. This exemption will relieve entities from significant adjustments resulting from retrospective adoption of IFRS. The Company intends to utilize this exemption. Husky is also evaluating other first-time adoption exemptions available upon transition which give relief from retrospective application of IFRS. In 2009, the Company progressed significantly into the implementation phase for key areas including property, plant, and equipment.

The Company completed its most significant IT systems conversion for property, plant, and equipment in the first month of 2010. This IT initiative requires the Company complete its full cost exemption allocation and track assets at the level required for compliance with IFRS while maintaining appropriate asset data for Canadian GAAP reporting. System initiatives for other areas of convergence including asset retirement obligation and foreign exchange are scheduled to be completed in the first half of 2010. The Company intends to quantify the impacts of the IFRS conversion on key areas in 2010 and to focus on creation of 2010 quarterly data in compliance with IFRS.

The Company continues to focus on analyzing and developing implementation strategies and processes for other key IFRS transition issues identified. Assessments of other impacts completed to date include foreign exchange, revenue recognition, provisions and asset retirement obligations. Where applicable, key IFRS transition alternatives have been evaluated and implementation has commenced. The Company continues to perform preliminary accounting assessments on less critical IFRS transition issues and has commenced analysis of IFRS financial statement presentation and disclosure requirements. These assessments will need to be further analyzed and evaluated throughout the implementation phase of the Company's project and these impacts continue to be assessed by the Company. At this time, the impact on the Company's financial position and results of operations is not reasonably determinable or estimable for any of the IFRS conversion impacts identified.

As accounting policies are finalized by the Company, initiatives will commence to incorporate conversion impacts into existing internal controls over financial reporting and disclosure controls and procedures. In the first quarter of 2010, the Company will complete its risk assessment of key processes that will be impacted by IFRS. Internal control process documents are expected to be updated and implemented in the second half of 2010.

The Company's response to the global economic and financial crisis has had no significant impact to its IFRS conversion project plan.

In addition, the Company continues to monitor the IASB's active projects and all changes to IFRS prior to January 1, 2011 will be incorporated as required.

11.0 Reader Advisories

11.1 FORWARD-LOOKING STATEMENTS

Certain statements in this MD&A are forward-looking statements within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended, and Section 27A of the United States Securities Act of 1933, as amended and forward-looking information within the meaning of applicable Canadian securities legislation (collectively "forward-looking statements"). The Company hereby provides cautionary statements identifying important factors that could cause actual results to differ materially from those projected in these forward-looking statements. Any statements that express, or involve discussions as to, expectations, beliefs, plans, objectives, assumptions or future events or performance (often, but not always, through the use of words or phrases such as "will likely result," "are expected to," "will continue," "is anticipated," "estimated," "intend," "plan," "projection," "could," "vision," "goals," "objective," "target," "schedules" and "outlook") are not historical facts, are forward-looking and may involve estimates and assumptions and are subject to risks, uncertainties and other factors some of which are beyond the Company's control and difficult to predict. Accordingly, these factors could cause actual results or outcomes to differ materially from those expressed in the forward-looking statements.

In particular, forward-looking statements in this MD&A include, but are not limited to: the Company's general strategic plans; strategic plans for the upstream, midstream and downstream business segments; reserve estimates; development and production plans for the White Rose development projects; exploration plans for Canada's East Coast; offshore Greenland exploration plans; offshore China exploration plans; exploration and development plans for the Liuhua 34-2 discovery and development and production plans for the Liwan 3-1 discovery; exploration and drilling plans for the North Sumbawa II Block; receipt of an extension of the PSC for the Madura BD field; development plans, anticipated project sanctions, production plans and production capacity for the Sunrise Project; production optimization and drilling plans for the Tucker Oil Sands Project; testing and implementation of various enhanced recovery techniques in Western Canada; production plans for the McMullen property; production plans for the Pikes Peak South project; conventional and shale gas exploration plans for Western Canada; the Company's coal bed methane program; reconfiguration plans for the Lima Refinery; Continuous Catalyst Regeneration Reformer Project plans; planned execution of the agreement to purchase southern Ontario retail outlets; plans to reposition and upgrade the Toledo Refinery; expectations in respect of the timing of the Terra Nova redetermination; 2010 production guidance; 2010 capital expenditure guidance; and 2010 payments to be made pursuant to existing contractual obligations.

Although the Company believes that the expectations reflected by the forward-looking statements presented in this document are reasonable, the Company's forward-looking statements have been based on assumptions and factors concerning future events that may prove to be inaccurate. Those assumptions and factors are based on information currently available to the Company about itself and the businesses in which it operates. In addition, information used in developing forward-looking statements has been acquired from various sources including third party consultants, suppliers, regulators and other sources.

The Company's Annual Information Form filed with securities regulatory authorities (accessible through the SEDAR website www.sedar.com and the EDGAR website www.sec.gov) describes the risks, material assumptions and other factors that could influence actual results and are incorporated herein by reference.

Any forward-looking statement speaks only as of the date on which such statement is made, and, except as required by applicable law, the Company undertakes no obligation to update any forward-looking statement to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events. New factors emerge from time to time, and it is not possible for management to predict all of such factors and to assess in advance the impact of each such factor on the Company's business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statement.

11.2 OIL AND GAS RESERVE REPORTING

Disclosure of Oil and Gas Reserves and Other Oil and Gas Information

The Company's disclosure of proved and probable oil and gas reserves and other information about its oil and gas activities has been made based in reliance on an exemption granted by Canadian Securities Administrators. The exemption permits the Company to make these disclosures in accordance with U.S. requirements relating to the disclosure of oil and gas reserves and other information. These requirements and, consequently, the information presented may differ from Canadian requirements under National Instrument 51-101, "Standards of Disclosure for Oil and Gas Activities." The reserves estimates and related disclosures presented in this document have been prepared in accordance with the definitions in Regulation S-X and the disclosure requirements in Regulation S-K prescribed by the United States Securities and Exchange Commission. Please refer to "Disclosure of Exemption under National Instrument 51-101" in the Annual Information Form for the year ended December 31, 2009 filed with securities regulatory authorities for further information.

The Company uses the terms barrels of oil equivalent ("boe") and thousand cubic feet of gas equivalent ("mcfge"), which are calculated on an energy equivalence basis whereby one barrel of crude oil is equivalent to six thousand cubic feet of natural gas. Readers are cautioned that the terms boe and mcfge may be misleading, particularly if used in isolation. This measure is primarily applicable at the burner tip and does not represent value equivalence at the well head.

11.3 NON-GAAP MEASURES

Disclosure of non-GAAP Measurements

Husky uses measurements primarily based on GAAP and also on secondary non-GAAP measurements. The non-GAAP measurements included in this report are: cash flow from operations, operating netback, return on equity, return on capital employed, debt to capitalization and corporate reinvestment ratio. None of these measurements are used to enhance the Company's reported financial performance or position. These are useful complementary measurements in assessing Husky's financial performance, efficiency and liquidity. They are common in the reports of other companies but may differ by definition and application. Except as described below, the definitions of these measurements are found in Section 11.4, "Additional Reader Advisories."

Disclosure of Cash Flow from Operations

Husky uses the term "cash flow from operations," which should not be considered an alternative to, or more meaningful than "cash flow - operating activities" as determined in accordance with GAAP, as an indicator of financial performance. Cash flow from operations or earnings is presented in the Company's financial reports to assist management and investors in analyzing operating performance by business in the stated period. Husky's determination of cash flow from operations may not be comparable to that reported by other companies. Cash flow from operations equals net earnings plus items not affecting cash which include accretion, depletion, depreciation and amortization, future income taxes, foreign exchange and other non-cash items.

The following table shows the reconciliation of cash flow from operations to cash flow - operating activities for the years ended December 31:

($ millions)		**2009**	2008	2007
Non-GAAP	Cash flow from operations	**$ 2,507**	$ 5,946	$ 5,388
	Settlement of asset retirement obligations	**(41)**	(56)	(51)
	Change in non-cash working capital	**(548)**	888	(718)
GAAP	Cash flow – operating activities	**$ 1,918**	$ 6,778	$ 4,619

Disclosure of Operating Netback

Operating netback is a common non-GAAP metric used in the oil and gas industry. This measurement helps management and investors to evaluate the specific operating performance by product at the oil and gas lease level. It is equal to product revenue less transportation costs, royalties and lease operating costs divided by either a barrel of oil equivalent or a mcf of gas equivalent.

11.4 ADDITIONAL READER ADVISORIES

Intention of Management's Discussion and Analysis

This MD&A is intended to provide an explanation of financial and operational performance compared with prior periods and the Company's prospects and plans. It provides additional information that is not contained in the Company's financial statements.

Review by the Audit Committee

This MD&A was reviewed by the Audit Committee and approved by Husky's Board of Directors on February 24, 2010. Any events subsequent to that date could conceivably materially alter the veracity and usefulness of the information contained in this document.

Additional Husky Documents Filed with Securities Commissions

This MD&A should be read in conjunction with the Consolidated Financial Statements and related notes. The readers are also encouraged to refer to Husky's interim reports filed in 2009, which contain MD&A and Consolidated Financial Statements, and Husky's Annual Information Form filed separately with Canadian regulatory agencies and Form 40-F filed with the SEC, the U.S. regulatory agency. These documents are available at www.sedar.com, at www.sec.gov and www.huskyenergy.com.

Use of Pronouns and Other Terms

"Husky" and "the Company" refer to Husky Energy Inc. on a consolidated basis.

Standard Comparisons in this Document

Unless otherwise indicated, comparisons of results are for the years ended December 31, 2009 and 2008 and Husky's financial position as at December 31, 2009 and at December 31, 2008.

Reclassifications and Materiality for Disclosures

Certain prior year amounts have been reclassified to conform to current year presentation. Materiality for disclosures is determined on the basis of whether the information omitted or misstated would cause a reasonable investor to change their decision to buy, sell or hold the securities of Husky.

Additional Reader Guidance

Unless otherwise indicated:

- Financial information is presented in accordance with GAAP in Canada. Significant differences between Canadian and United States GAAP are disclosed in the U.S. GAAP reconciliation contained in Form 40-F and available at www.sec.gov.
- Currency is presented in millions of Canadian dollars ("$").
- Gross production and reserves are Husky's working interest prior to deduction of royalty volume.
- Prices are presented before the effect of hedging.
- Light crude oil is 30° API and above.
- Medium crude oil is 21° API and above but below 30° API.
- Heavy crude oil is above 10° API but below 21° API.
- Bitumen is solid or semi-solid with a viscosity greater than 10,000 centipoise at original temperature in the deposit and atmospheric pressure.

TERMS

Bitumen	*Bitumen is petroleum in a solid or semi-solid state in natural deposits with a viscosity greater than 10,000 centipoise measured at original temperature in the deposit and atmospheric pressure, on a gas free basis. In its natural state it usually contains sulphur, metals and other non-hydrocarbons*
Brent Crude Oil	*Prices which are dated less than 15 days prior to loading for delivery*
Capital Employed	*Short and long-term debt and shareholders' equity*
Capital Expenditures	*Includes capitalized administrative expenses and capitalized interest but does not include proceeds or other assets*
Capital Program	*Capital expenditures not including capitalized administrative expenses or capitalized interest*
Cash Flow from Operations	*Earnings from operations plus non-cash charges before settlement of asset retirement obligations and change in non-cash working capital*
Coal Bed Methane	*Methane (CH_4), the principal component of natural gas, is adsorbed in the pores of coal seams*
Corporate Reinvestment Ratio	*Net capital expenditures (capital expenditures net of proceeds from asset sales) plus corporate acquisitions (net assets acquired) divided by cash flow from operations*
Debt to Capitalization	*Total debt divided by total debt and shareholders' equity*
Design Rate Capacity	*Maximum continuous rated output of a plant based on its design*
Embedded Derivative	*Implicit or explicit term(s) in a contract that affects some or all of the cash flows or the value of other exchanges required by the contract*
Feedstock	*Raw materials which are processed into petroleum products*
Front End Engineering Design	*Preliminary engineering and design planning, which among other things, identifies project objectives, scope, alternatives, specifications, risks, costs, schedule and economics*
Glory Hole	*An excavation in the seabed where the wellheads and other equipment are situated to protect them from scouring icebergs*
Gross/Net Acres/Wells	*Gross refers to the total number of acres/wells in which a working interest is owned. Net refers to the sum of the fractional working interests owned by a company*
Gross Reserves/Production	*A company's working interest share of reserves/production before deduction of royalties*
Interest Coverage Ratio	*A calculation of a company's ability to meet its interest payment obligation. It is equal to earnings before income taxes and interest divided by interest paid before deduction of capitalized interest*
NOVA Inventory Transfer	*Exchange or transfer of title of gas that has been received into the NOVA pipeline system but not yet delivered to a connecting pipeline*
Polymer	*A substance which has a molecular structure built up mainly or entirely of many similar units bonded together*
Return on Capital Employed	*Net earnings plus after tax interest expense divided by average capital employed*
Return on Shareholders' Equity	*Net earnings divided by average shareholders' equity*
Seismic	*A method by which the physical attributes in the outer rock shell of the earth are determined by measuring, with a seismograph, the rate of transmission of shock waves through the various rock formations*
Shareholders' Equity	*Shares, retained earnings and accumulated other comprehensive income*
Total Debt	*Long-term debt including current portion and bank operating loans*

"Proved oil and gas reserves" are those quantities of oil and gas, which, by analysis of geoscience and engineering data, can be estimated with reasonable certainty to be economically producible from a given date forward, from known reservoirs, and under existing economic conditions, operating methods, and government regulations.

"Proved developed oil and gas reserves" are proved reserves that can be expected to be recovered: (i) through existing wells with existing equipment and operating methods or in which the cost of the required equipment is relatively minor compared to the cost of a new well; and (ii) through installed extraction equipment and infrastructure operational at the time of the reserves estimate if the extraction is by means not involving a well.

"Proved Undeveloped" reserves are those reserves that are expected to be recovered from new wells on undrilled acreage, or from existing wells for which a relatively major expenditure is required for recompletion. Inclusion of reserves on undrilled acreage is limited to those drilling units offsetting productive units that are reasonably certain of production when drilled. Undrilled locations are classified as having undeveloped reserves only if a development plan has been adopted indicating that they are scheduled to be drilled within five years. Estimates for proved undeveloped reserves are not attributed to any acreage for which an application of fluid injection or other improved recovery technique is contemplated, unless such techniques have been proved effective by actual tests in the area and in the same reservoir.

"Probable" reserves are those additional reserves that are less certain to be recovered than proved reserves, but which taken together with proved reserves, are as likely as not to be recovered.

ABBREVIATIONS

bbls	*barrels*
bps	*basis points*
mbbls	*thousand barrels*
mbbls/day	*thousand barrels per day*
mmbbls	*million barrels*
mcf	*thousand cubic feet*
mmcf	*million cubic feet*
mmcf/day	*million cubic feet per day*
bcf	*billion cubic feet*
tcf	*trillion cubic feet*
boe	*barrels of oil equivalent*
mboe	*thousand barrels of oil equivalent*
mboe/day	*thousand barrels of oil equivalent per day*
mmboe	*million barrels of oil equivalent*
mcfge	*thousand cubic feet of gas equivalent*
GAAP	*Generally Accepted Accounting Principles*
GJ	*gigajoule*
mmbtu	*million British Thermal Units*
mmlt	*million long tons*
MW	*megawatt*
NGL	*natural gas liquids*
WTI	*West Texas Intermediate*
NYMEX	*New York Mercantile Exchange*
NIT	*NOVA Inventory Transfer*
LIBOR	*London Interbank Offered Rate*
CDOR	*Certificate of Deposit Offered Rate*
SEDAR	*System for Electronic Document Analysis and Retrieval*
FPSO	*Floating production, storage and offloading vessel*
FEED	*Front end engineering design*
OPEC	*Organization of Petroleum Exporting Countries*
PIIP	*Petroleum initially-in-place*
SAGD	*Steam assisted gravity drainage*
MD&A	*Management's Discussion and Analysis*
C-NLOPB	*Canada-Newfoundland and Labrador Offshore Petroleum Board*

11.5 CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Husky's management, with the participation of the Chief Executive Officer and the Chief Financial Officer, have evaluated the effectiveness of Husky's disclosure controls and procedures (as defined in the rules of the SEC and the Canadian Securities Administrators ("CSA")) as at December 31, 2009, and have concluded that such disclosure controls and procedures are effective to ensure that information required to be disclosed by Husky in reports that it files or submits under the Securities Exchange Act of 1934 and Canadian securities laws is (i) recorded, processed, summarized and reported within the time periods specified in SEC rules and forms and Canadian securities laws and (ii) accumulated and communicated to Husky's management, including its principal executive officer and principal financial officer, to allow timely decisions regarding required disclosure.

Management's Annual Report on Internal Control over Financial Reporting

The following report is provided by management in respect of Husky's internal controls over financial reporting (as defined in the rules of the SEC and the CSA):

1) Husky's management is responsible for establishing and maintaining adequate internal control over financial reporting for Husky. All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.
2) Husky's management has used the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") framework to evaluate the effectiveness of Husky's internal control over financial reporting.
3) As at December 31, 2009, management assessed the effectiveness of Husky's internal control over financial reporting and concluded that such internal control over financial reporting is effective and that there are no material weaknesses in Husky's internal control over financial reporting that have been identified by management.
4) KPMG LLP, who has audited the Consolidated Financial Statements of Husky for the year ended December 31, 2009, has also issued a report on internal controls over financial reporting under Auditing Standard No. 5 of the Public Company Accounting Oversight Board (United States).

Changes in Internal Control over Financial Reporting

There have been no changes in Husky's internal control over financial reporting during the year ended December 31, 2009, that have materially affected, or are reasonably likely to materially affect its internal control over financial reporting.

12.0 Selected Quarterly Financial & Operating Information

Segmented Operational Information

	2009				2008			
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Upstream								
Daily production, before royalties								
Light crude oil & NGL *(mbbls/day)*	76.7	62.5	99.3	119.0	125.9	121.7	123.6	120.5
Medium crude oil *(mbbls/day)*	24.8	24.8	25.6	26.3	26.6	26.9	27.0	26.9
Heavy crude oil *(mbbls/day)*	78.6	75.7	78.1	82.1	86.8	84.4	83.8	82.6
Bitumen *(mbbls/day)*	23.3	24.0	22.2	22.7	23.9	23.2	21.7	21.7
	203.4	187.0	225.2	250.1	263.2	256.2	256.1	251.7
Natural gas *(mmcf/day)*	528.7	535.0	552.3	551.2	571.1	598.3	618.0	590.4
Total production *(mboe/day)*	291.5	276.2	317.2	342.0	358.4	355.9	359.1	350.1
Average sales prices								
Light crude oil & NGL *($/bbl)*	$ 73.98	$ 67.56	$ 65.32	$ 50.42	$ 58.43	$ 114.85	$ 121.71	$ 95.20
Medium crude oil *($/bbl)*	$ 65.78	$ 61.28	$ 58.32	$ 40.68	$ 47.02	$ 103.60	$ 101.87	$ 74.30
Heavy crude oil *($/bbl)*	$ 61.55	$ 59.21	$ 54.22	$ 35.80	$ 39.08	$ 95.66	$ 89.92	$ 64.30
Bitumen *($/bbl)*	$ 60.70	$ 58.44	$ 53.32	$ 34.23	$ 37.93	$ 95.12	$ 87.15	$ 62.44
Natural gas *($/mcf)*	$ 3.94	$ 2.84	$ 3.26	$ 5.31	$ 6.84	$ 8.66	$ 9.14	$ 7.04
Operating costs *($/boe)*	$ 12.24	$ 13.14	$ 11.05	$ 11.10	$ 10.84	$ 11.20	$ 10.91	$ 10.75
Operating netbacks (1)								
Light crude oil *($/boe)* (2)	$ 46.94	$ 38.37	$ 40.58	$ 32.95	$ 39.42	$ 76.03	$ 79.73	$ 65.39
Medium crude oil *($/boe)* (2)	$ 39.87	$ 32.47	$ 33.55	$ 17.64	$ 23.95	$ 67.32	$ 65.34	$ 44.88
Heavy crude oil *($/boe)* (2)	$ 37.16	$ 37.21	$ 33.85	$ 18.16	$ 19.55	$ 66.12	$ 62.23	$ 41.79
Bitumen *($/boe)* (2)	$ 26.59	$ 38.10	$ 33.75	$ 14.54	$ 12.66	$ 47.67	$ 54.48	$ 34.64
Natural gas *($/mcfge)* (3)	$ 2.29	$ 1.16	$ 1.73	$ 2.72	$ 3.94	$ 5.33	$ 6.23	$ 4.50
Total *($/boe)* (2)	$ 32.02	$ 27.30	$ 29.03	$ 22.44	$ 27.31	$ 58.99	$ 60.85	$ 45.43
Net wells drilled (4)								
Exploration Oil	5	1	1	2	34	10	3	23
Gas	-	1	3	18	15	11	4	49
Dry	1	-	-	5	2	2	-	19
	6	2	4	25	51	23	7	91
Development Oil	116	72	19	71	190	211	73	104
Gas	8	2	2	49	78	88	17	87
Dry	2	1	-	4	20	13	-	3
	126	75	21	124	288	312	90	194
	132	77	25	149	339	335	97	285
Success ratio *(percent)*	98	99	100	94	94	96	100	92
Midstream								
Synthetic crude oil sales *(mbbls/day)*	64.5	58.6	63.1	61.0	58.2	69.1	51.6	55.6
Upgrading differential *($/bbl)*	$ 13.06	$ 10.16	$ 8.31	$ 16.74	$ 27.48	$ 26.09	$ 30.12	$ 28.53
Pipeline throughput *(mbbls/day)*	498	498	534	529	493	494	539	504
Canadian Refined Products								
Refined products sales volumes								
Light oil products *(million litres/day)*	7.7	7.8	7.4	7.6	7.5	8.3	7.9	7.9
Asphalt products *(mbbls/day)*	18.9	32.4	17.5	21.7	21.4	33.9	23.0	17.8
Refinery throughput								
Lloydminster refinery *(mbbls/day)*	22.2	27.5	17.8	28.8	28.8	27.3	26.4	22.0
Prince George refinery *(mbbls/day)*	10.4	10.2	10.0	10.6	10.7	7.9	10.5	11.4
Refinery utilization *(percent)*	82	94	70	99	99	88	92	84

(1) Operating netbacks are Husky's average prices less royalties and operating costs on a per unit basis.
(2) Includes associated co-products converted to boe.
(3) Includes associated co-products converted to mcfge.
(4) Western Canada.

Segmented Financial Information

	Upstream				Midstream							
					Upgrading				Infrastructure and Marketing			
($ millions)	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
2009												
Sales and operating revenues, net of royalties	$ 1,200	$ 1,040	$ 1,167	$ 1,045	$ 445	$ 415	$ 399	$ 313	$ 1,692	$ 1,497	$ 1,760	$ 2,035
Costs and expenses												
Operating, cost of sales, selling and general	372	382	364	377	415	403	389	254	1,615	1,428	1,678	1,948
Depletion, depreciation and amortization	351	327	348	371	9	9	8	8	9	9	9	9
Interest - net	-	-	-	-	-	-	-	-	-	-	-	-
Foreign exchange	-	-	-	-	-	-	-	-	-	-	-	-
	723	709	712	748	424	412	397	262	1,624	1,437	1,687	1,957
Earnings (loss) before income taxes	477	331	455	297	21	3	2	51	68	60	73	78
Current income taxes	96	252	270	291	57	18	17	19	26	25	25	25
Future income taxes	47	(166)	(138)	(205)	(50)	(17)	(17)	(4)	(7)	(7)	(5)	(3)
Net earnings (loss)	$ 334	$ 245	$ 323	$ 211	$ 14	$ 2	$ 2	$ 36	$ 49	$ 42	$ 53	$ 56
Capital expenditures [(2)]	$ 841	$ 412	$ 405	$ 668	$ 20	$ 17	$ 12	$ 19	$ -	$ 7	$ 5	$ 14
Total assets	$ 16,338	$ 15,853	$ 15,877	$ 16,025	$ 1,427	$ 1,395	$ 1,429	$ 1,387	$ 1,712	$ 1,193	$ 1,364	$ 1,336
2008 [(3)]												
Sales and operating revenues, net of royalties	$ 1,295	$ 2,341	$ 2,424	$ 1,829	$ 445	$ 859	$ 648	$ 483	$ 2,456	$ 4,077	$ 3,909	$ 3,102
Costs and expenses												
Operating, cost of sales, selling and general	455	431	328	413	369	757	554	373	2,408	4,014	3,779	2,991
Depletion, depreciation and amortization	394	369	352	390	9	9	7	6	8	8	7	8
Interest - net	-	-	-	-	-	-	-	-	-	-	-	-
Foreign exchange	-	-	-	-	-	-	-	-	-	-	-	-
	849	800	680	803	378	766	561	379	2,416	4,022	3,786	2,999
Earnings (loss) before income taxes	446	1,541	1,744	1,026	67	93	87	104	40	55	123	103
Current income taxes	123	197	99	166	21	27	14	22	37	31	28	30
Future income taxes	(19)	265	406	143	(1)	1	11	10	(25)	(14)	9	1
Net earnings (loss)	$ 342	$ 1,079	$ 1,239	$ 717	$ 47	$ 65	$ 62	$ 72	$ 28	$ 38	$ 86	$ 72
Capital expenditures [(2)]	$ 1,174	$ 983	$ 625	$ 798	$ 23	$ 26	$ 28	$ 22	$ 58	$ 21	$ 5	$ 10
Total assets	$ 15,653	$ 14,724	$ 14,708	$ 13,114	$ 1,322	$ 1,450	$ 1,462	$ 1,406	$ 1,486	$ 1,802	$ 1,300	$ 1,322

(1) Eliminations relate to sales and operating revenues between segments recorded at transfer prices based on current market prices, and to unrealized intersegment profits in inventories.

(2) Excludes capitalized costs related to asset retirement obligations incurred during the period and the Lima acquisition and the BP joint venture transaction.

(3) 2008 amounts as restated for adoption of a new accounting policy. Refer to Note 4 to the Consolidated Financial Statements.

Downstream								Corporate and Eliminations [1]				Total			
Canadian Refined Products				U.S. Refining and Marketing											
Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
$ 634	$ 786	$ 587	$ 488	$ 1,169	$ 1,555	$ 1,497	$ 1,128	$ (1,535)	$ (1,390)	$ (1,494)	$ (1,359)	$ 3,605	$ 3,903	$ 3,916	$ 3,650
596	680	506	422	1,189	1,490	1,237	1,041	(1,520)	(1,405)	(1,438)	(1,300)	2,667	2,978	2,736	2,742
24	23	23	23	47	48	49	50	15	14	13	9	455	430	450	470
-	-	-	-	1	1	-	1	52	52	50	37	53	53	50	38
-	-	-	-	-	-	-	-	(6)	-	34	(33)	(6)	-	34	(33)
620	703	529	445	1,237	1,539	1,286	1,092	(1,459)	(1,339)	(1,341)	(1,287)	3,169	3,461	3,270	3,217
14	83	58	43	(68)	16	211	36	(76)	(51)	(153)	(72)	436	442	646	433
9	13	8	8	3	-	-	-	25	26	25	24	216	334	345	367
(5)	11	8	5	(28)	6	77	13	(57)	(57)	(54)	(68)	(100)	(230)	(129)	(262)
$ 10	$ 59	$ 42	$ 30	$ (43)	$ 10	$ 134	$ 23	$ (44)	$ (20)	$ (124)	$ (28)	$ 320	$ 338	$ 430	$ 328
$ 38	$ 18	$ 20	$ 5	$ 137	$ 54	$ 43	$ 26	$ 14	$ 9	$ 7	$ 6	$ 1,050	$ 517	$ 492	$ 738
$ 1,430	$ 1,587	$ 1,624	$ 4,504	$ 4,771	$ 4,647	$ 5,081	$ 2,259	$ 617	$ 1,478	$ 1,486	$ 453	$26,295	$26,153	$26,861	$25,964
$ 673	$ 1,187	$ 982	$ 722	$ 1,474	$ 2,446	$ 2,553	$ 1,329	$ (1,642)	$ (3,195)	$ (3,317)	$ (2,379)	$ 4,701	$ 7,715	$ 7,199	$ 5,086
640	1,131	911	658	2,265	2,456	2,263	1,296	(1,788)	(3,323)	(3,050)	(2,419)	4,349	5,466	4,785	3,312
20	21	20	20	50	42	43	19	8	8	7	7	489	457	436	450
-	-	-	-	1	1	-	1	30	28	41	45	31	29	41	46
-	-	-	-	-	-	-	-	(275)	(76)	6	10	(275)	(76)	6	10
660	1,152	931	678	2,316	2,499	2,306	1,316	(2,025)	(3,363)	(2,996)	(2,357)	4,594	5,876	5,268	3,818
13	35	51	44	(842)	(53)	247	13	383	168	(321)	(22)	107	1,839	1,931	1,268
8	7	7	6	(33)	(28)	59	(22)	20	32	27	23	176	266	234	225
(8)	3	9	7	(274)	10	29	27	27	34	(125)	(33)	(300)	299	339	155
$ 13	$ 25	$ 35	$ 31	$ (535)	$ (35)	$ 159	$ 8	$ 336	$ 102	$ (223)	$ (12)	$ 231	$ 1,274	$ 1,358	$ 888
$ 63	$ 45	$ 28	$ 19	$ 70	$ 22	$ 34	$ 7	$ 14	$ 7	$ 14	$ 12	$ 1,402	$ 1,104	$ 734	$ 868
$ 1,375	$ 1,560	$ 1,629	$ 1,395	$ 5,380	$ 5,506	$ 5,403	$ 6,574	$ 1,270	$ 1,216	$ 757	$ 551	$26,486	$26,258	$25,259	$24,362

Segmented Capital Expenditures

($ millions)	2009 Q4	2009 Q3	2009 Q2	2009 Q1	2008 Q4	2008 Q3	2008 Q2	2008 Q1
Upstream								
Western Canada	$ 579	$ 152	$ 109	$ 349	$ 815	$ 574	$ 497	$ 675
East Coast Canada	95	111	160	208	237	306	93	93
Northwest United States	10	3	7	5	10	50	-	-
International	157	146	129	106	112	53	35	30
	841	412	405	668	1,174	983	625	798
Midstream								
Upgrader	20	17	12	19	23	26	28	22
Infrastructure and Marketing	-	7	5	14	58	21	5	10
	20	24	17	33	81	47	33	32
Downstream								
Canadian Refined Products	38	18	20	5	63	45	28	19
U.S. Refining and Marketing	137	54	43	26	70	22	34	7
	175	72	63	31	133	67	62	26
Corporate	14	9	7	6	14	7	14	12
	$ 1,050	$ 517	$ 492	$ 738	$ 1,402	$ 1,104	$ 734	$ 868

Note: Excludes capitalized costs related to asset retirement obligations incurred during the period and the Lima acquisition and the BP joint venture transaction.

MANAGEMENT'S REPORT

The management of Husky Energy Inc. ("the Company") is responsible for the financial information and operating data presented in this financial document.

The consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles. When alternative accounting methods exist, management has chosen those it deems most appropriate in the circumstances. Financial statements are not precise as they include certain amounts based on estimates and judgments. Management has determined such amounts on a reasonable basis in order to ensure that the financial statements are presented fairly, in all material respects. Financial information presented elsewhere in this financial document has been prepared on a basis consistent with that in the consolidated financial statements.

Husky Energy Inc. maintains systems of internal accounting and administrative controls. These systems are designed to provide reasonable assurance that the financial information is relevant, reliable and accurate and that the Company's assets are properly accounted for and adequately safeguarded. Management evaluation concluded that our internal control over financial reporting was effective as of December 31, 2009. The system of internal controls is further supported by an internal audit function.

The Audit Committee of the Board of Directors, composed of independent non-management directors, meets regularly with management, as well as the external auditors, to discuss auditing (external, internal and joint venture), internal controls, accounting policy, financial reporting matters and reserves determination process. The Committee reviews the annual consolidated financial statements with both management and the independent auditors and reports its findings to the Board of Directors before such statements are approved by the Board. The Committee is also responsible for the appointment of the external auditors for the Company.

The consolidated financial statements have been audited by KPMG LLP, the independent auditors, in accordance with Canadian generally accepted auditing standards on behalf of the shareholders. KPMG LLP has full and free access to the Audit Committee.



John C.S. Lau

President & Chief Executive Officer



Alister Cowan

Vice President & Chief Financial Officer

Calgary, Alberta, Canada

February 3, 2010

AUDITORS' REPORT TO THE SHAREHOLDERS

We have audited the consolidated balance sheets of Husky Energy Inc. ("the Company") as at December 31, 2009, 2008 and 2007 and the consolidated statements of earnings and comprehensive income, changes in shareholders' equity and cash flows for each of the years in the three-year period ended December 31, 2009. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2009, 2008 and 2007 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2009 in accordance with Canadian generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2009, based on the criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated February 3, 2010 expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

KPMG LLP

KPMG LLP

Chartered Accountants

Calgary, Alberta, Canada

February 3, 2010

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of Husky Energy Inc.

We have audited Husky Energy Inc. ("the Company")'s internal control over financial reporting as of December 31, 2009, based on the criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009, based on the criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We also have conducted our audits on the consolidated financial statements in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Our report dated February 3, 2010 expressed an unqualified opinion on those consolidated financial statements.

KPMG LLP

KPMG LLP

Chartered Accountants

Calgary, Alberta, Canada

February 3, 2010

CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Balance Sheets

As at December 31 (millions of dollars)		**2009**		2008		2007
Assets						
Current assets						
Cash and cash equivalents	$	**392**	$	913	$	208
Accounts receivable *(notes 7, 23)*		**987**		1,344		1,622
Inventories *(note 8)*		**1,520**		1,032		1,190
Prepaid expenses		**12**		11		14
		2,911		3,300		3,034
Property, plant and equipment, net *(notes 1, 9)*		**21,254**		20,839		17,805
Goodwill *(notes 1, 13)*		**689**		779		660
Contribution receivable *(notes 11, 23)*		**1,313**		1,448		-
Other assets		**128**		120		167
	$	**26,295**	$	26,486	$	21,666
Liabilities and Shareholders' Equity						
Current liabilities						
Accounts payable and accrued liabilities *(notes 15, 23)*	$	**2,185**	$	2,896	$	2,358
Long-term debt due within one year *(notes 16, 23)*		**-**		-		741
		2,185		2,896		3,099
Long-term debt *(notes 16, 23)*		**3,229**		1,957		2,073
Contribution payable *(notes 11, 23)*		**1,500**		1,659		-
Other long-term liabilities *(note 17)*		**1,036**		898		918
Future income taxes *(note 18)*		**3,932**		4,713		3,948
Commitments and contingencies *(note 19)*						
Shareholders' equity						
Common shares *(note 20)*		**3,585**		3,568		3,551
Retained earnings		**10,832**		10,436		8,154
Accumulated other comprehensive income		**(4)**		359		(77)
		14,413		14,363		11,628
	$	**26,295**	$	26,486	$	21,666

The accompanying notes to the consolidated financial statements are an integral part of these statements. 2008 and 2007 amounts as restated for the adoption of a new accounting policy. Refer to Note 4.

On behalf of the Board:





John C. S. Lau

Director

R.D. Fullerton

Director

Consolidated Statements of Earnings and Comprehensive Income

Year ended December 31 (millions of dollars, except per share amounts)	**2009**	2008	2007
Sales and operating revenues, net of royalties	**$ 15,074**	$ 24,701	$ 15,518
Costs and expenses			
Cost of sales and operating expenses *(note 17)*	**10,865**	17,706	9,314
Selling and administration expenses	**265**	284	219
Stock-based compensation *(note 20)*	**1**	(33)	88
Depletion, depreciation and amortization *(notes 1, 9)*	**1,805**	1,832	1,806
Interest - net *(note 16)*	**194**	147	130
Foreign exchange *(note 16)*	**(5)**	(335)	(51)
Other - net *(note 23)*	**(8)**	(45)	(97)
	13,117	19,556	11,409
Earnings before income taxes	**1,957**	5,145	4,109
Income taxes (recoveries) *(note 18)*			
Current	**1,262**	901	347
Future	**(721)**	493	561
	541	1,394	908
Net earnings	**1,416**	3,751	3,201
Other comprehensive income			
Cumulative foreign currency translation adjustment	**(469)**	607	(175)
Hedge of net investment, net of tax *(note 23)*	**104**	(165)	102
Derivatives designated as cash flow hedges, net of tax *(note 23)*	**2**	(6)	14
	(363)	436	(59)
Comprehensive income	**$ 1,053**	$ 4,187	$ 3,142
Earnings per share			
Basic and diluted	**$ 1.67**	$ 4.42	$ 3.77
Weighted average number of common shares outstanding *(millions)*			
Basic and diluted	**849.7**	849.2	848.8

The accompanying notes to the consolidated financial statements are an integral part of these statements. 2008 and 2007 amounts as restated for the adoption of a new accounting policy. Refer to Note 4.

Consolidated Statements of Changes in Shareholders' Equity

Year ended December 31 (millions of dollars)	**2009**	2008	2007
Common shares			
Beginning of year	**$ 3,568**	$ 3,551	$ 3,533
Options exercised	**17**	17	18
End of year	**3,585**	3,568	3,551
Retained earnings			
Beginning of year	**10,436**	8,154	6,087
Net earnings	**1,416**	3,751	3,201
Dividends on common shares *(note 20)*			
Ordinary	**(1,020)**	(1,469)	(917)
Special	**-**	-	(212)
Adoption of financial instruments	**-**	-	4
Adoption of intangible assets *(note 4)*	**-**	-	(9)
End of year	**10,832**	10,436	8,154
Accumulated other comprehensive income			
Beginning of year	**359**	(77)	-
Adoption of financial instruments	**-**	-	(18)
Other comprehensive income			
Cumulative foreign currency translation adjustment	**(469)**	607	(175)
Hedge of net investment, net of tax *(note 23)*	**104**	(165)	102
Derivatives designated as cash flow hedges, net of tax *(note 23)*	**2**	(6)	14
	(363)	436	(59)
End of year	**(4)**	359	(77)
Shareholders' equity	**$ 14,413**	$ 14,363	$ 11,628

The accompanying notes to the consolidated financial statements are an integral part of these statements. 2008 and 2007 amounts as restated for the adoption of a new accounting policy. Refer to Note 4.

Consolidated Statements of Cash Flows

Year ended December 31 (millions of dollars)	2009	2008	2007
Operating activities			
Net earnings	$ 1,416	$ 3,751	$ 3,201
Items not affecting cash			
Accretion *(note 17)*	48	54	47
Depletion, depreciation and amortization	1,805	1,832	1,806
Future income taxes (recoveries)	(721)	493	561
Foreign exchange	(48)	(94)	(135)
Other	7	(90)	(92)
Settlement of asset retirement obligations *(note 17)*	(41)	(56)	(51)
Change in non-cash working capital *(note 12)*	(548)	888	(718)
Cash flow - operating activities	1,918	6,778	4,619
Financing activities			
Long-term debt issue	3,604	949	7,222
Long-term debt repayment	(1,866)	(2,205)	(5,722)
Debt issue costs	(14)	-	(8)
Proceeds from exercise of stock options	6	5	5
Proceeds from monetization of financial instruments	41	12	-
Dividends on common shares	(1,020)	(1,469)	(1,129)
Other	10	3	-
Change in non-cash working capital *(note 12)*	(167)	146	65
Cash flow - financing activities	594	(2,559)	433
Available for investing	2,512	4,219	5,052
Investing activities			
Expenditures on property, plant and equipment	(2,762)	(4,060)	(2,931)
Corporate acquisition *(note 10)*	-	-	(2,589)
Joint venture arrangement *(note 11)*	-	127	-
Asset sales	28	37	333
Other	(10)	11	(6)
Change in non-cash working capital *(note 12)*	(289)	371	(93)
Cash flow - investing activities	(3,033)	(3,514)	(5,286)
Increase (decrease) in cash and cash equivalents	(521)	705	(234)
Cash and cash equivalents at beginning of year	913	208	442
Cash and cash equivalents at end of year	$ 392	$ 913	$ 208

The accompanying notes to the consolidated financial statements are an integral part of these statements. 2008 and 2007 amounts as restated for the adoption of a new accounting policy. Refer to Note 4.

Except where indicated and per share amounts, all dollar amounts are in millions.

NOTE 1 SEGMENTED FINANCIAL INFORMATION

	Upstream			Midstream					
				Upgrading			Infrastructure and Marketing		
Year ended December 31[3]	**2009**	2008	2007	**2009**	2008	2007	**2009**	2008	2007
Sales and operating revenues, net of royalties	**$ 4,452**	$ 7,889	$ 6,222	**$ 1,572**	$ 2,435	$ 1,524	**$ 6,984**	$ 13,544	$10,217
Costs and expenses									
Operating, cost of sales, selling and general	**1,495**	1,627	1,308	**1,461**	2,053	1,146	**6,669**	13,192	9,838
Depletion, depreciation and amortization	**1,397**	1,505	1,615	**34**	31	25	**36**	31	28
Interest - net	**-**	-	-	**-**	-	-	**-**	-	-
Foreign exchange	**-**	-	-	**-**	-	-	**-**	-	-
	2,892	3,132	2,923	**1,495**	2,084	1,171	**6,705**	13,223	9,866
Earnings (loss) before income taxes	**1,560**	4,757	3,299	**77**	351	353	**279**	321	351
Current income taxes	**909**	585	122	**111**	84	10	**101**	126	68
Future income taxes	**(462)**	795	581	**(88)**	21	75	**(22)**	(29)	30
Net earnings (loss)	**$ 1,113**	$ 3,377	$ 2,596	**$ 54**	$ 246	$ 268	**$ 200**	$ 224	$ 253
Property, plant and equipment - As at December 31									
Cost	**$27,478**	$25,283	$23,611	**$ 1,774**	$ 1,704	$ 1,607	**$ 956**	$ 931	$ 842
Accumulated depletion, depreciation and amortization	**12,688**	11,432	9,956	**544**	510	480	**365**	330	298
Net	**$14,790**	$13,851	$13,655	**$ 1,230**	$ 1,194	$ 1,127	**$ 591**	$ 601	$ 544
Expenditures on property, plant and equipment - Year ended December 31 [2]	**$ 2,326**	$ 3,580	$ 2,388	**$ 69**	$ 99	$ 217	**$ 25**	$ 94	$ 92
Goodwill additions - Year ended December 31	**$ -**	$ -	$ -	**$ -**	$ -	$ -	**$ -**	$ -	$ -
Total assets - As at December 31	**$16,338**	$15,653	$14,395	**$ 1,427**	$ 1,322	$ 1,377	**$ 1,712**	$ 1,486	$ 1,134

(1) Eliminations relate to sales and operating revenues between segments recorded at transfer prices based on current market prices, and to unrealized intersegment profits in inventories.
(2) Excludes capitalized costs related to asset retirement obligations incurred during the period and corporate acquisitions (notes 10 and 11).
(3) 2008 and 2007 amounts as restated for the adoption of a new accounting policy. Refer to Note 4.

Geographical Financial Information

	Canada			United States			Other International		
	2009	2008	2007	**2009**	2008	2007	**2009**	2008	2007
Year ended December 31									
Sales and operating revenues, net of royalties	**$ 8,856**	$ 15,213	$ 11,736	**$ 5,981**	$ 9,172	$ 3,494	**$ 237**	$ 316	$ 288
Expenditures on property, plant and equipment [1]	**1,974**	3,685	2,877	**285**	193	21	**538**	230	76
As at December 31									
Property, plant and equipment, net	**$ 16,624**	$ 16,234	$ 16,017	**$ 3,587**	$ 4,093	$ 1,417	**$ 1,043**	$ 512	$ 371
Goodwill [2]	**160**	160	160	**529**	619	500	**-**	-	-
Total assets	**20,239**	20,208	17,952	**5,363**	5,744	3,240	**693**	534	474

(1) Excludes capitalized costs related to asset retirement obligations incurred during the period and corporate acquisitions (notes 10 and 11).
(2) Goodwill relates to Western Canada in the upstream segment and the Lima Refinery in the downstream segment - U.S. Refining and Marketing.

Downstream						Corporate and Eliminations [1]			Total		
Canadian Refined Products			U.S. Refining and Marketing								
2009	2008	2007	**2009**	2008	2007	**2009**	2008	2007	**2009**	2008	2007
$ 2,495	$ 3,564	$ 2,916	**$ 5,349**	$ 7,802	$ 2,383	**$ (5,778)**	$(10,533)	$ (7,744)	**$ 15,074**	$ 24,701	$ 15,518
2,204	3,340	2,607	**4,957**	8,280	2,167	**(5,663)**	(10,580)	(7,542)	**11,123**	17,912	9,524
93	81	66	**194**	154	47	**51**	30	25	**1,805**	1,832	1,806
-	-	-	**3**	3	1	**191**	144	129	**194**	147	130
-	-	-	**-**	-	-	**(5)**	(335)	(51)	**(5)**	(335)	(51)
2,297	3,421	2,673	**5,154**	8,437	2,215	**(5,426)**	(10,741)	(7,439)	**13,117**	19,556	11,409
198	143	243	**195**	(635)	168	**(352)**	208	(305)	**1,957**	5,145	4,109
38	28	17	**3**	(24)	28	**100**	102	102	**1,262**	901	347
19	11	33	**68**	(208)	35	**(236)**	(97)	(193)	**(721)**	493	561
$ 141	$ 104	$ 193	**$ 124**	$ (403)	$ 105	**$ (216)**	$ 203	$ (214)	**$ 1,416**	$ 3,751	$ 3,201
$ 1,767	$ 1,691	$ 1,550	**$ 3,875**	$ 4,249	$ 1,459	**$ 439**	$ 406	$ 338	**$ 36,289**	$ 34,264	$ 29,407
755	669	590	**377**	229	46	**306**	255	232	**15,035**	13,425	11,602
$ 1,012	$ 1,022	$ 960	**$ 3,498**	$ 4,020	$ 1,413	**$ 133**	$ 151	$ 106	**$ 21,254**	$ 20,839	$ 17,805
$ 81	$ 155	$ 212	**$ 260**	$ 133	$ 21	**$ 36**	$ 47	$ 44	**$ 2,797**	$ 4,108	$ 2,974
$ -	$ -	$ -	**$ -**	$ -	$ 536	**$ -**	$ -	$ -	**$ -**	$ -	$ 536
$ 1,430	$ 1,375	$ 1,332	**$ 4,771**	$ 5,380	$ 3,058	**$ 617**	$ 1,270	$ 370	**$ 26,295**	$ 26,486	$ 21,666

Total		
2009	2008	2007
$15,074	$24,701	$15,518
2,797	4,108	2,974
$ 21,254	$20,839	$17,805
689	779	660
26,295	26,486	21,666

NOTE 2 NATURE OF OPERATIONS AND ORGANIZATION

Husky Energy Inc. ("Husky" or "the Company") is a publicly traded, integrated energy and energy-related company headquartered in Calgary, Alberta, Canada.

Management has segmented the Company's business based on differences in products and services and management responsibility. The Company's business is conducted predominantly through three major business segments - upstream, midstream and downstream.

Upstream includes exploration for, development and production of crude oil, natural gas and natural gas liquids. The Company's upstream operations are located primarily in Western Canada, offshore Eastern Canada, offshore Greenland, United States, offshore China and offshore Indonesia.

Midstream includes upgrading of heavy crude oil feedstock into synthetic crude oil (upgrading); marketing of the Company's and other producers' crude oil, natural gas, natural gas liquids, sulphur and petroleum coke; pipeline transportation and processing of heavy crude oil, storage of crude oil, diluent and natural gas and cogeneration of electrical and thermal energy (infrastructure and marketing).

Downstream includes refining in Canada of crude oil and marketing of refined petroleum products including gasoline, diesel, ethanol blended fuels, asphalt and ancillary products, and production of ethanol (Canadian refined products) and refining in the U.S. of primarily crude oil to produce and market gasoline, jet fuel and diesel fuels that meet U.S. clean fuels standards (U.S. refining and marketing).

NOTE 3 SIGNIFICANT ACCOUNTING POLICIES

a) Principles of Consolidation and the Preparation of Financial Statements

The consolidated financial statements of the Company have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP").

The consolidated financial statements include the accounts of Husky Energy Inc. and its subsidiaries after the elimination of intercompany balances and transactions. The Company consolidates all investments in which it has either direct or indirect voting ownership in excess of 50%. In addition, the Company consolidates variable interest entities when it is deemed to be the primary beneficiary, and proportionately consolidates joint venture entities.

Substantially all of the Company's upstream activities are conducted jointly with third parties and accordingly the accounts reflect the Company's proportionate share of the assets, liabilities, revenues, expenses and cash flow from these activities.

b) Use of Estimates

The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingencies, if any, as at the date of the financial statements and the reported amounts of revenues and expenses during the period. Specifically, amounts recorded for depletion, depreciation, amortization of accretion expense, asset retirement obligations, fair value measurements, management contracts, employee future benefits and amounts used in impairment tests for intangible assets, goodwill, inventory and property, plant and equipment are based on estimates. These estimates include petroleum and natural gas reserves, future petroleum and natural gas prices, future interest rates and future costs required to develop those reserves as well as other fair value assumptions. By their nature, these estimates are subject to measurement uncertainty and changes in such estimates in future years could require a material change on the financial statements.

c) Cash and Cash Equivalents

Cash and cash equivalents consist of cash on hand less outstanding cheques and deposits with a maturity of less than three months at the time of purchase. When outstanding cheques are in excess of cash on hand, the excess is reported in bank operating loans.

d) Inventories

Crude oil, natural gas, refined petroleum products and purchased sulphur inventories, other than commodity inventory held for trading, are valued at the lower of cost or net realizable value. Cost is determined using average cost or on a first-in, first-out basis, as appropriate. Materials, parts and supplies are valued at the lower of average cost or net realizable value. Cost consists of raw material, labour, direct overhead and transportation. Commodity inventory held for trading purposes are carried at fair value less cost to sell. Any changes in fair value are included as gains or losses in other expenses during the period of change. Previous impairment write-downs are reversed when there is a change in the situation that caused the impairment. Unrealized intersegment profits in inventories are eliminated.

e) Precious Metals

The Company uses precious metals in conjunction with catalyst as part of the downstream U.S. refining process. These precious metals remain intact; however, there is a loss during the reclamation process. The estimated loss is amortized to operating expenses over the period that the precious metal is in use, which is approximately two to five years. After the reclamation process, the actual loss is compared to the estimated loss and any difference is recognized in earnings.

f) Property, Plant and Equipment

i) Oil and Gas

The Company employs the full cost method of accounting for oil and gas interests whereby all costs of acquisition, exploration for and development of oil and gas reserves are capitalized and accumulated within cost centres on a country-by-country basis. Such costs include land acquisition, geological and geophysical activity, drilling of productive and non-productive wells, carrying costs directly related to unproved properties and administrative costs directly related to exploration and development activities.

Depletion of oil and gas properties and depreciation of associated production facilities are calculated using the unit of production method, based on gross proved oil and gas reserves as estimated by the Company's engineers, for each cost centre. Depreciation of gas plants and certain other oil and gas facilities is provided using the straight-line method based on their estimated useful lives. Costs subject to depletion and depreciation include both the estimated costs required to develop proved undeveloped reserves and the associated addition to the asset retirement obligations. In the normal course of operations, retirements of oil and gas interests are accounted for by charging the asset cost, net of any proceeds, to accumulated depletion or depreciation. Gains or losses on the disposition of oil and gas properties are not recognized unless the gain or loss changes the depletion rate by 20% or more.

Costs of acquiring and evaluating significant unproved oil and gas interests are excluded from costs subject to depletion and depreciation until it is determined that proved oil and gas reserves are attributable to such interests or until impairment occurs. Costs of major development projects are excluded from costs subject to depletion and depreciation until proved developed reserves have been attributed to a portion of the property or the property is determined to be impaired.

Impairment losses are recognized when the carrying amount of a cost centre exceeds the sum of:

- the undiscounted cash flow expected to result from production from proved reserves based on forecast oil and gas prices and costs;
- the costs of unproved properties, less impairment; and
- the costs of major development projects, less impairment.

The amount of impairment loss is determined to be the amount by which the carrying amount of the cost centre exceeds the sum of:

- the fair value of proved and probable reserves calculated using a present value technique that uses the cash flows expected to result from production of the proved reserves and a portion of the probable reserves discounted using a risk free rate; and
- the cost, less impairment, of unproved properties and major development projects that do not have probable reserves attributed to them.

ii) Other Plant and Equipment

Depreciation for substantially all other plant and equipment, except upgrading assets, is provided using the straight-line method based on estimated useful lives of assets which range from five to thirty-five years. Depreciation for upgrading assets is provided using the unit of production method, based on the plant's estimated productive life. Repairs and maintenance costs, other than major turnaround costs, are charged to earnings as incurred. Certain turnaround costs are deferred to other assets when incurred and amortized over the estimated period of time to the next scheduled turnaround. At the time of disposition of plant and equipment, accounts are relieved of the asset values and accumulated depreciation and any resulting gain or loss is reflected in earnings.

iii) Asset Retirement Obligations

The recognition of the fair value of legal obligations associated with the retirement of tangible long-lived assets as calculated using the current estimated costs to retire the asset inflated to the estimated retirement date discounted using a credit-adjusted risk free rate, is recorded in the period that the asset is put into use, with a corresponding increase to the carrying value of the related asset. The obligations recognized are legal obligations. The liability is accreted over time for changes in the fair value of the liability through charges to accretion, which is included in cost of sales and operating expenses. The liability will also be adjusted to reflect revisions to the previous estimates of the undiscounted obligation. The costs capitalized to the related assets are amortized to earnings in a manner consistent with the depletion, depreciation and amortization of the underlying asset. Actual retirement expenditures are charged to the accumulated liability as incurred.

iv) Capitalized Interest

Interest is capitalized on significant major capital projects based on the Company's long-term cost of borrowing. Capitalization of interest ceases when the capital project is substantially complete and ready for its intended use.

g) Impairment or Disposal of Long-lived Assets

An impairment loss is recognized when the carrying value of a long-lived asset is not recoverable and exceeds its fair value. Testing for recoverability uses the undiscounted cash flows expected from the asset's use and disposition. To test for and measure impairment, long-lived assets are grouped at the lowest level for which identifiable cash flows are largely independent.

A long-lived asset that meets the conditions as held for sale is measured at the lower of its carrying amount or fair value less costs to sell. Such assets are not amortized while they are classified as held for sale. The results of operations of a component of an entity that has been disposed of, or is classified as held for sale, are reported in discontinued operations if: i) the operations and cash flows of the component have been or will be eliminated as a result of the disposal transaction; and, ii) the entity will not have a significant continuing involvement in the operations of the component after the disposal transaction.

h) Goodwill

Goodwill is the excess of the purchase price paid over the fair value of net assets acquired. Goodwill is subject to impairment tests on at least an annual basis or sooner if there are indicators of impairment. The Company tests impairment annually in the fourth quarter of each year. To assess impairment, the fair values of the assets and liabilities of the reporting unit are compared to their carrying amounts. If the excess of the reporting unit's fair value over its carrying amounts is greater than the carrying amount of the goodwill then there is no impairment. Any amount that the carrying amount of the goodwill exceeds the excess of the reporting unit's fair value over its carrying amount is goodwill impairment. Impairment losses would be recognized in current period earnings.

i) Derivative Financial Instruments and Hedging Activities

i) Financial Instruments

All financial instruments must initially be recognized at fair value on the balance sheet. The Company has classified each financial instrument into the following categories: held for trading financial assets and financial liabilities, loans or receivables, held to maturity investments, available for sale financial assets, and other financial liabilities. Subsequent measurement of the financial instruments is based on their classification. Unrealized gains and losses on held for trading financial instruments are recognized in earnings. Gains and losses on available for sale financial assets are recognized in Other Comprehensive Income ("OCI") and are transferred to earnings when the asset is derecognized. The other categories of financial instruments are recognized at amortized cost using the effective interest rate method.

A held for trading financial instrument is not a loan or receivable and includes one of the following criteria:

- is a derivative, except for those derivatives that have been designated as effective hedging instruments;
- has been acquired or incurred principally for the purpose of selling or repurchasing in the near future; or
- is part of a portfolio of financial instruments that are managed together and for which there is evidence of a recent actual pattern of short-term profit taking.

For financial assets and financial liabilities that are not classified as held for trading, the transaction costs that are directly attributable to the acquisition or issue of a financial asset or financial liability are added to the fair value initially recognized for that financial instrument. These costs are expensed to earnings using the effective interest rate method.

ii) Derivative Instruments and Hedging Activities

Derivative instruments are utilized by the Company to manage market risk against the volatility in commodity prices, foreign exchange rates and interest rate exposures. The Company's policy is not to utilize derivative instruments for speculative purposes. The Company may choose to designate derivative instruments as hedges. Hedge accounting continues to be optional.

At the inception of a hedge, if the Company elects to use hedge accounting, the Company formally documents the designation of the hedge, the risk management objectives, the hedging relationships between the hedged items and hedging items and the method for testing the effectiveness of the hedge, which must be reasonably assured over the term of the hedge. This process includes linking all derivatives to specific assets and liabilities on the balance sheet or to specific firm commitments or forecasted transactions. The Company formally assesses, both at the inception of the hedge and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items.

All derivative instruments are recorded on the balance sheet at fair value in accounts receivable, other assets, accounts payable and accrued liabilities, or other long-term liabilities. Freestanding derivative instruments are classified as held for trading financial instruments. Gains and losses on these instruments are recorded in other expenses in the Consolidated Statement of Earnings in the period they occur. Derivative instruments that have been designated and qualify for hedge accounting are classified as either fair value or cash flow hedges. For fair value hedges, the gains or losses arising from adjusting the derivative to its fair value are recognized immediately in earnings along with the gain or loss on the hedged item. For cash flow hedges, the effective portion of the gains and losses is recorded in OCI until the hedged transaction is recognized in earnings. When the earnings impact of the underlying hedged transaction is recognized in the Consolidated Statement of Earnings, the fair value of the associated cash flow hedge is reclassified from OCI into earnings. Any hedge ineffectiveness is immediately recognized in earnings. Hedge accounting is discontinued on a prospective basis when the hedging relationship no longer qualifies for hedge accounting.

The Company may enter into commodity price contracts to hedge anticipated sales of crude oil and natural gas production to manage its exposure to price fluctuations. Gains and losses from these contracts are recognized in upstream oil and gas revenues as the related sales occur.

The Company may enter into commodity price contracts to offset fixed price contracts entered into with customers and suppliers to retain market prices while meeting customer or supplier pricing requirements. Gains and losses from these contracts are recognized in midstream revenues or costs of sales.

The Company may enter into power price contracts to hedge anticipated purchases of electricity to manage its exposure to price fluctuations. Gains and losses from these contracts are recognized in upstream operating expenses as the related purchases occur.

The Company may enter into interest rate swap agreements to hedge its fixed and floating interest rate mix on long-term debt. Gains and losses from these contracts are recognized as an adjustment to the interest expense on the hedged debt instrument.

The Company may enter into foreign exchange contracts to hedge its foreign currency exposures on U.S. dollar denominated long-term debt. Gains and losses on these instruments related to foreign exchange are recorded in foreign exchange expense in the period to which they relate, offsetting the respective foreign exchange gains and losses recognized on the underlying foreign currency long-term debt. The remaining portion of the gain or loss is recorded in Accumulated Other Comprehensive Income and is adjusted for changes in the fair value of the instrument over the life of the debt.

The Company may designate certain U.S. dollar denominated debt as a hedge of its net investment in self-sustaining foreign operations. The unrealized foreign exchange gains and losses arising from the translation of the debt are recorded in OCI, net of tax and are limited to the translation gain or loss on the net investment.

The Company may enter into foreign exchange forwards and foreign exchange collars to hedge anticipated U.S. dollar denominated crude oil and natural gas sales. Gains and losses on these instruments are recognized in upstream oil and gas revenues when the sale is recorded.

The Company may enter into foreign exchange contracts to offset its foreign exchange exposure. Gains and losses on these instruments are recorded at fair value and are recognized in other expense in the Consolidated Statement of Earnings.

For cash flow hedges that have been terminated or cease to be effective, prospective gains or losses on the derivative are recognized in earnings. Any gain or loss that has been included in Accumulated Other Comprehensive Income at the time the hedge is discontinued continues to be deferred in Accumulated Other Comprehensive Income until the original hedged transaction is recognized in earnings. However, if the likelihood of the original hedged transaction occurring is no longer probable, the entire gain or loss in Accumulated Other Comprehensive Income related to this transaction is immediately reclassified to earnings.

Fair values of the derivatives are based on quoted market prices where available. The fair values of swaps and forward contracts are based on forward market prices. If a forward price is not available for a commodity based forward contract, a forward price is estimated using an existing forward price adjusted for quality or location.

iii) Embedded Derivatives

Embedded derivatives are derivatives embedded in a host contract. They are recorded separately from the host contract when their economic characteristics and risks are not clearly and closely related to those of the host contract, the terms of the embedded derivatives are the same as those of a freestanding derivative and the combined contract is not classified as held for trading or designated at fair value. The Company selected January 1, 2003 as its transition date for accounting for any potential embedded derivatives.

iv) Comprehensive Income

Comprehensive income consists of net earnings and OCI. OCI comprises the change in the fair value of the effective portion of the derivatives used as hedging items in a cash flow hedge or net investment hedge and exchange gains and losses arising from the translation of the financial statements of a self-sustaining foreign operation. Amounts included in OCI are shown net of tax. Accumulated Other Comprehensive Income is an equity category comprised of the cumulative amounts of OCI.

j) Employee Future Benefits

In Canada, the Company provides a defined contribution pension plan and a post-retirement health and dental care plan to qualified employees. The Company also maintains a defined benefit pension plan for a small number of employees who did not choose to join the defined contribution pension plan in 1991. The cost of the pension benefits earned by employees in the defined contribution pension plan is paid and expensed when incurred. The cost of the benefits earned by employees in the post-retirement health and dental care plan and defined benefit pension plan is charged to earnings as services are rendered using the projected benefit method prorated on service. The cost of the post-retirement health and dental care plan and defined benefit pension plan reflects a number of assumptions that affect the expected future benefit payments. These assumptions include, but are not limited to, attrition, mortality, the rate of return on pension plan assets and salary escalations for the defined benefit pension plan and expected health care cost trends for the post-retirement health and dental care plan. The plan assets are valued at fair value for the purposes of calculating the expected return on plan assets.

Adjustments arising out of plan amendments, changes in assumptions and experience gains and losses are normally amortized over the expected remaining average service life of the employee group.

k) Future Income Taxes

The Company follows the liability method of accounting for income taxes. Future income tax assets and liabilities are recognized at expected tax rates in effect when temporary differences between the tax basis and the carrying value of the Company's assets and liabilities reverse. The effect of a change to the tax rate on the future tax assets and liabilities is recognized in earnings when substantively enacted.

l) Non-monetary Transactions

Non-monetary transactions are measured based on fair value when there is evidence to support the fair value unless the transaction lacks commercial substance or is an exchange of product or property held for sale in the ordinary course of business.

m) Revenue Recognition

Revenues from the sale of crude oil, natural gas, natural gas liquids, synthetic crude oil, purchased commodities and refined petroleum products are recorded when title passes to an external party and payment has either been received or collection is reasonably certain. Sales between the business segments of the Company are eliminated from sales and operating revenues and cost of sales. Revenues associated with the sale of transportation, processing and natural gas storage services are recognized when the services are provided.

n) Foreign Currency Translation

Results of foreign operations that are considered financially and operationally integrated are translated to Canadian dollars at the monthly average exchange rates for revenue and expenses, except for depreciation and depletion which are translated at the rate of exchange applicable to the related assets. Monetary assets and liabilities are translated at current exchange rates and non-monetary assets and liabilities are translated using historical rates of exchange. Gains or losses resulting from these translation adjustments are included in earnings.

The accounts of self-sustaining foreign operations are translated to Canadian dollars using the current rate method. Assets and liabilities are translated at the period-end exchange rate and revenues and expenses are translated at the average exchange rates for the period. Gains and losses on the translation of self-sustaining foreign operations are included in OCI.

o) Stock-based Compensation

In accordance with the Company's stock option plan, common share options may be granted to officers and certain other employees. The Company records compensation expense over the vesting period based on the fair value of options granted.

The Company's stock option plan is a tandem plan that provides the stock option holder with the right to exercise the stock option or surrender the option for a cash payment. A liability for expected cash settlements is accrued over the vesting period of the stock options based on the difference between the exercise price of the stock options and the market price of the Company's common shares. The liability is revalued to reflect changes in the market price of the Company's common shares and the net change is recognized in earnings. When stock options are surrendered for cash, the cash settlement paid reduces the outstanding liability. When stock options are exercised for common shares, consideration paid by the stock option holders and the previously recognized liability associated with the stock options are recorded as share capital.

Accrued compensation for an option that is forfeited is adjusted to earnings by decreasing the compensation cost in the period of forfeiture.

p) Earnings per Share

Basic common shares outstanding are the weighted average number of common shares outstanding for each period. The calculation of basic earnings per common share is based on net earnings divided by the weighted average number of common shares outstanding.

Diluted common shares outstanding are calculated using the treasury stock method, which assumes that any proceeds received from in-the-money options would be used to buy back common shares at the average market price for the period. However, since the Company has a tandem stock option plan and accrues a liability for expected cash settlements, the potential common shares issuable upon exercise associated with the stock options are not included in diluted common shares outstanding. Shares that were potentially issuable on the settlement of the capital securities were not included in the determination of diluted earnings per common share, as the Company had neither the obligation nor intention to settle amounts due through the issuance of shares.

q) Reclassification

Certain prior years' amounts have been reclassified to conform with current presentation.

NOTE 4 CHANGES IN ACCOUNTING POLICIES

a) Goodwill and Intangible Assets

Effective January 1, 2009, the Company retroactively adopted the Canadian Institute of Chartered Accountants ("CICA") Handbook Section 3064, "Goodwill and Intangible Assets," which replaced Section 3062 of the same name. As a result of issuing this guidance, Section 3450, "Research and Development Costs," and Emerging Issues Committee ("EIC") Abstract No. 27, "Revenues and Expenditures during the Pre-operating Period," have been withdrawn. This new guidance requires recognizing all goodwill and intangible assets in accordance with Section 1000, "Financial Statement Concepts." Section 3064 has eliminated the practice of recognizing items as assets that do not meet the Section 1000 definition and recognition criteria. Under this new guidance, fewer items meet the criteria for capitalization. The impact to the Company was as follows:

Consolidated Balance Sheet	As at Dec. 31, 2008			As at Dec. 31, 2007		
	As Reported	Change	As Restated	As Reported	Change	As Restated
Assets						
Prepaid expenses	$ 33	$ (22)	$ 11	$ 28	$ (14)	$ 14
Other assets	134	(14)	120	184	(17)	167
Liabilities and shareholders' equity						
Future income taxes	4,724	(11)	4,713	3,957	(9)	3,948
Retained earnings	10,461	(25)	10,436	8,176	(22)	8,154

Consolidated Statement of Earnings and Comprehensive Income	Year ended Dec. 31, 2008			Year ended Dec. 31, 2007		
	As Reported	Change	As Restated	As Reported	Change	As Restated
Cost of sales and operating expenses	$ 17,701	$ 5	$ 17,706	$ 9,296	$ 18	$ 9,314
Future income taxes	495	(2)	493	566	(5)	561
Net earnings	3,754	(3)	3,751	3,214	(13)	3,201
Comprehensive income	4,190	(3)	4,187	3,155	(13)	3,142
Earnings per share - basic and diluted	4.42	-	4.42	3.79	(0.02)	3.77

b) Financial Instruments

Effective July 1, 2009, the Company prospectively adopted the amendments to CICA Handbook Section 3855, "Financial Instruments - Recognition and Measurement." Amendments to this section have prohibited the reclassification of a financial asset out of the held-for-trading category when the fair value of the embedded derivative in a combined contract cannot be reasonably measured. The adoption of the amendments to this standard did not have an impact on the Company's financial statements.

Effective September 30, 2009, the Company adopted the amendments to CICA Handbook Section 3855, "Financial Instruments - Recognition and Measurement," in relation to the impairment of financial assets. Amendments to this section have revised the definition of "loans and receivables" and provided that certain conditions have been met, permits reclassification of financial assets from the held-for-trading and available-for-sale categories into the loans and receivables category. The amendments also provide one method of assessing impairment for all financial assets regardless of classification. These amendments are effective for the Company's annual financial statements relating to its fiscal year beginning on January 1, 2009. The adoption of the amendments to this standard did not have an impact on the Company's financial statements.

Effective December 31, 2009, the Company adopted the amendments to CICA Handbook Section 3862, "Financial Instruments - Disclosures," to include additional disclosure requirements about fair value measurement for financial instruments and liquidity risk disclosures. These amendments require a three level hierarchy that reflects the significance of the inputs used in making the fair value measurements. Fair value of assets and liabilities included in Level 1 are determined by reference to quoted prices in active markets for identical assets and liabilities. Assets and liabilities in Level 2 include valuations using inputs other than quoted prices for which all significant outputs are observable, either directly or indirectly. Level 3 valuations are based on inputs that are unobservable and significant to the overall fair value measurement. Refer to Note 23 "Financial Instruments and Risk Management" for the additional disclosures under amendments to Section 3862.

NOTE 5 PENDING ACCOUNTING PRONOUNCEMENTS

a) Business Combinations

In January 2009, the CICA issued Section 1582, "Business Combinations," which will replace CICA Handbook Section 1581 of the same name. Under this guidance, the purchase price used in a business combination is based on the fair value of shares exchanged at the date of the exchange. Currently the purchase price used is based on the market price of the shares for a reasonable period before and after the date the acquisition is agreed upon and announced. This new guidance generally requires all acquisition costs to be expensed, which currently are capitalized as part of the purchase price. Contingent liabilities are to be recognized at fair value at the acquisition date and remeasured at fair value with changes recorded through earnings each period until settled. Currently only contingent liabilities that are resolved and payable are included in the cost to acquire the business. In addition, negative goodwill is required to be recognized immediately in earnings, unlike the current requirement to eliminate it by deducting it from non-current assets in the purchase price allocation. Section 1582 is effective for Husky on January 1, 2011 with prospective application and early adoption permitted.

b) Consolidated Financial Statements

In January 2009, the CICA issued Section 1601, "Consolidated Financial Statements," which will replace CICA Handbook Section 1600 of the same name. This guidance requires uniform accounting policies to be consistent throughout all consolidated entities and the difference between reporting dates of a parent and a subsidiary to be no longer than three months. These are not explicitly required under the current standard. Section 1601 is effective for Husky on January 1, 2011 with early adoption permitted. This standard will have no impact to the Company.

c) Non-Controlling Interests

In January 2009, the CICA issued Section 1602, "Non-controlling Interests," which will replace CICA Handbook Section 1600, "Consolidated Financial Statements." Minority interest is now referred to as non-controlling interest, ("NCI"), and is presented within equity. Under this new guidance, when there is a loss or gain of control, the Company's previously held interest is revalued at fair value. Currently an increase in an investment is accounted for using the purchase method and a decrease in an investment is accounted for as a sale resulting in a gain or loss in earnings. In addition, NCI may be reported at fair value or at the proportionate share of the fair value of the acquired net assets and allocation of the net income to the NCI will be on this basis. Currently, NCI is recorded at the carrying amount and can only be in a deficit position if the NCI has an obligation to fund the losses. Section 1602 is effective for Husky on January 1, 2011 with early adoption permitted.

NOTE 6 INTERNATIONAL FINANCIAL REPORTING STANDARDS

In January 2006, the Canadian Accounting Standards Board ("AcSB") adopted a strategic plan for the direction of accounting standards in Canada. In February 2008, as part of its strategic plan, the AcSB confirmed that Canadian publicly accountable entities will be required to report under International Financial Reporting Standards ("IFRS"), which will replace Canadian GAAP for years beginning on or after January 1, 2011. An omnibus exposure draft was issued by the AcSB in the second quarter of 2008, which incorporates IFRS into the CICA Handbook and prescribes the transitional provisions for adopting IFRS. In March 2009, the AcSB issued a second omnibus exposure draft on the adoption of IFRS. This exposure draft confirms the IFRS transition date as January 1, 2011 for all Canadian publicly accountable enterprises, incorporates any changes to IFRS since the previous exposure draft was issued and discusses additional key transitional issues. In October 2009, the AcSB issued a third omnibus exposure draft on the adoption of IFRS. This exposure draft incorporates changes to IFRS since the previous exposure draft that will be applicable to Canadian entities.

In July 2009, the International Accounting Standards Board ("IASB") approved additional IFRS transitional exemptions that will allow entities to allocate their oil and gas asset balance as determined under full cost accounting to the IFRS categories of exploration and evaluation assets and development and producing properties. Under the exemption, exploration and evaluation assets are measured at the amount determined under an entity's previous GAAP. For assets in the development or production phases, the amount is also measured at the amount determined under an entity's previous GAAP; however, such values must be allocated to the underlying IFRS transitional assets on a pro-rata basis using either reserve values or reserve volumes as of the entity's IFRS transition date. This exemption will relieve entities from significant adjustments resulting from retrospective adoption of IFRS. The Company intends to utilize this exemption. Husky is also evaluating other first-time adoption exemptions and elections available upon initial transition that provide relief from retrospective application of IFRS.

The Company has completed the diagnostic assessment phase by performing comparisons of the differences between Canadian GAAP and IFRS and is continuing assessment of the effects of adoption and finalizing its conversion plan. The Company has determined that accounting for property, plant and equipment will be impacted by the conversion to IFRS. The Company currently follows full cost accounting as prescribed in Accounting Guideline ("AcG") 16, "Oil and Gas Accounting – Full Cost." Conversion from Canadian GAAP to IFRS may have an impact on how the Company accounts for costs pertaining to oil and gas activities, in particular those related to the pre-exploration and development phases. The conversion to IFRS will also result in other impacts, some of which may be significant in nature.

Assessments of other impacts completed to date include foreign exchange, revenue recognition, provisions and asset retirement obligations. The Company continues to perform assessments on less critical IFRS transition issues and has commenced analysis of IFRS financial statement presentation and disclosure requirements. These assessments will need to be further analyzed and evaluated throughout the implementation phase of the Company's project. At this time, the impact on Husky's financial position and results of operations is not reliably determinable or estimable.

In 2009, the Company progressed work on information systems in preparation for the conversion of its balance sheet as at December 31, 2009 and the requirement to report 2010 in compliance with IFRS when reporting in 2011.

The Company will continue to monitor any changes in the adoption of IFRS and will update its plan as necessary.

NOTE 7 ACCOUNTS RECEIVABLE

	2009	2008	2007
Trade receivables	**$ 948**	$ 1,135	$ 1,599
Allowance for doubtful accounts	**(18)**	(22)	(10)
Derivatives due within one year	**22**	111	22
Income taxes receivable	**23**	106	-
Other	**12**	14	11
	$ 987	$ 1,344	$ 1,622

Sale of Accounts Receivable

Husky has chosen not to renew its securitization agreement, which expired on March 31, 2009. No accounts receivable had been sold under the program during 2009 and 2008. During 2007, proceeds from revolving sales between the third party and the Company totalled approximately $3.5 billion. The average effective rate for 2007 was approximately 5.3%.

NOTE 8 INVENTORIES

	2009	2008	2007
Crude oil	**$ 812**	$ 480	$ 539
Natural gas	**172**	222	192
Refined petroleum products	**451**	263	409
Materials, supplies and other	**85**	67	50
	$ 1,520	$ 1,032	$ 1,190

Write-downs of inventories to net realizable value in 2009 amounted to $106 million (2008 - $721 million; 2007 – $11 million).

NOTE 9 PROPERTY, PLANT AND EQUIPMENT

Refer to Note 1, "Segmented Financial Information," which presents the Company's property, plant and equipment by segment.

Administrative costs related to exploration and development activities capitalized in 2009 were $48 million (2008 - $43 million; 2007 - $48 million).

Costs of oil and gas properties, including major development projects, excluded from costs subject to depletion and depreciation at December 31 were as follows:

	2009	2008	2007
Canada	**$ 3,125**	$ 2,703	$ 1,954
International	**827**	485	243
	$ 3,952	$ 3,188	$ 2,197

Included in International are costs related to unproved properties incurred in cost centres that are considered to be in the pre-production stage. Currently, there are no proved reserves in these cost centres. All costs, net of any associated revenues, in these cost centres have been capitalized. Ultimate recoverability of these costs will be dependent upon the finding of proved oil and natural gas reserves. For the year ended December 31, 2009, the Company completed its impairment review of pre-production cost centres and determined that there was no impairment required.

The prices used in the ceiling test evaluation of the Company's crude oil and natural gas reserves at December 31, 2009 were:

Canada	2010	2011	2012	2013	2014	Price increase 2014 to 2029 *(percent)*
Crude oil *($/bbl)*	$ 71.53	$ 75.02	$ 75.78	$ 76.85	$ 78.70	2
Natural gas *($/mcf)*	7.04	7.53	7.87	8.30	8.76	2

NOTE 10 CORPORATE ACQUISITION

In July 2007, the Company acquired a refinery in Lima, Ohio from The Premcor Refining Group Inc., an indirect wholly owned subsidiary of Valero Energy Corporation through the purchase of all of the issued and outstanding shares of Lima Refining Company ("Lima"). The total cash consideration was U.S. $1.9 billion plus U.S. $540 million for the cost of feedstock and product inventory. The results of Lima are included in the consolidated financial statements of the Company from its acquisition date. The Lima operations have been included in the downstream - U.S. Refining and Marketing segment in Note 1, "Segmented Financial Information." The operations of Lima are a self-sustaining foreign operation for foreign currency translation purposes.

The allocation of the aggregate purchase price based on the estimated fair values of the net assets of Lima on its acquisition date was as follows:

	U.S. $	Cdn $
Net assets acquired		
Working capital	$ 4	$ 4
Property, plant and equipment	1,455	1,542
Goodwill [1]	506	536
Other assets	25	26
Other long-term liabilities	(86)	(91)
	1,904	2,017
Feedstock and product inventory acquired	540	572
Total	$ 2,444	$ 2,589

(1) Allocated to U.S. Refining and Marketing in the Company's downstream segment. For U.S. income tax purposes, goodwill is deductible and amortized over a 15-year period. Refer to Note 1, "Segmented Financial Information."

NOTE 11 JOINT VENTURES

a) BP Canada Energy Company

On March 31, 2008, the Company completed a transaction with BP Canada Energy Company ("BP"), which resulted in the formation of a 50/50 joint venture upstream entity and a 50/50 joint venture downstream entity.

The upstream entity is a partnership to which Husky has contributed the Sunrise oil sands assets with a fair value of U.S. $2.5 billion as at January 1, 2008, plus capital expenditures for the three-month period ended March 31, 2008 of $15 million. BP's contribution was U.S. $250 million cash and a contribution receivable for the balance of U.S. $2.25 billion and $15 million. The contribution receivable accretes at a rate of 6% and is payable between December 31, 2009 and December 31, 2015 with the final balance due and payable by December 31, 2015. The upstream entity is included as part of the upstream segment.

The downstream entity is a limited liability company ("LLC") to which BP has contributed the Toledo Refinery plus inventories and other net assets, less accounts payable and adjusted net earnings. Husky's contribution was U.S. $250 million cash and a contribution payable for the balance of U.S. $2.6 billion. Husky's share of the value of the amounts contributed at March 31, 2008 by both entities to the downstream LLC is described below:

Cash	$ 129
Inventory	199
Property, plant and equipment (including adjusted earnings)	1,928
Partner contribution receivable	1,331
Other assets	2
Inventory related payables	(12)
Future income tax liability	(658)
Total contribution to downstream joint venture	$ 2,919

The contribution payable accretes at a rate of 6% and is payable between December 31, 2009 and December 31, 2015 with the final balance due and payable by December 31, 2015. The timing of payments during this period will be determined by the capital expenditures made at the refinery during this same period. The downstream entity is included as part of the U.S. Refining and Marketing segment. This entity is a self-sustaining foreign operation.

Summarized below are the results of operations, cash flows and financial position relating to the Company's proportional interests in its downstream joint venture:

Results of Operations	**2009**	2008
Revenues	**$ 1,799**	$ 1,843
Expenses	**1,761**	2,020
Proportionate share of net income (loss)	**$ 38**	$ (177)

Cash Flows	2009	2008
Cash flow – operating activities	$ 76	$ (90)
Cash flow – financing activities	-	-
Cash flow – investing activities	(55)	(58)
Proportionate share of increase (decrease) in cash and cash equivalents	$ 21	$ (148)

Financial Position	2009	2008
Current assets	$ 351	$ 245
Long-term assets	1,910	2,292
Current liabilities	(179)	(42)
Long-term liabilities	(528)	(666)
Proportionate share of net assets	$ 1,554	$ 1,829

Both joint ventures are being accounted for using proportionate consolidation. The amounts recorded in the consolidated financial statements represent the Company's 50% interest in the joint ventures.

b) CNOOC Southeast Asia Limited

In April 2008, a subsidiary of the Company, Husky Oil Madura Partnership ("HOMP"), entered into an agreement with CNOOC Southeast Asia Limited ("CNOOCSE"), which resulted in the acquisition by CNOOCSE of a 50% equity interest in Husky Oil (Madura) Limited, a subsidiary of HOMP, for a consideration of $127 million (U.S. $125 million) resulting in a gain of $69 million included in other - net in the Consolidated Statements of Earnings and Comprehensive Income. Husky Oil (Madura) Limited holds a 100% interest in the Madura Strait Production Sharing Contract. The resulting joint venture arrangement is being accounted for using the proportionate consolidation method.

c) Results of Joint Ventures

The results of Husky's proportionate share of its downstream joint venture with BP are described in Note 11 a). The results from the upstream joint venture with BP and the joint venture arrangement with CNOOCSE are considered to be in the pre-production phase. As a result, any impact on the financial results of the Company subsequent to entering into these joint ventures is considered immaterial.

NOTE 12 CASH FLOWS - CHANGE IN NON-CASH WORKING CAPITAL

a) Change in non-cash working capital was as follows:

	2009	2008	2007
Decrease (increase) in non-cash working capital			
Accounts receivable	$ 235	$ 453	$ (345)
Inventories	(651)	522	(212)
Prepaid expenses	-	2	1
Accounts payable and accrued liabilities	(588)	428	(190)
Change in non-cash working capital	$ (1,004)	$ 1,405	$ (746)
Relating to:			
Operating activities	$ (548)	$ 888	$ (718)
Financing activities	(167)	146	65
Investing activities	(289)	371	(93)

b) Other cash flow information:

	2009	2008	2007
Cash taxes paid	$ 1,323	$ 615	$ 926
Cash interest paid	$ 200	$ 159	$ 162

Cash and cash equivalents at December 31, 2009 included $65 million of cash and $327 million of short-term investments with maturities less than three months.

NOTE 13 GOODWILL

	2009	2008	2007
Balance at beginning of year	$ 779	$ 660	$ 160
Acquired during the year	-	-	536
Foreign currency translation of goodwill in self-sustaining U.S. operations	(90)	119	(36)
Balance at end of year	$ 689	$ 779	$ 660

NOTE 14 BANK OPERATING LOANS

At December 31, 2009, the Company had unsecured short-term borrowing lines of credit with banks totalling $395 million (2008 - $370 million; 2007 - $270 million). As at December 31, 2009, bank operating loans (excluding reclassified outstanding cheques) were nil (2008 and 2007 - nil) and letters of credit under these lines of credit totalled $133 million (2008 - $166 million; 2007 - $73 million). Interest payable is based on Bankers' Acceptance, U.S. LIBOR or prime rates. During 2009, the weighted average interest rate on short-term borrowings was approximately 6.5% (2008 – 7.1%; 2007 - 5.8%).

The Sunrise Oil Sands Partnership has an unsecured demand credit facility of $10 million available for general purposes. The Company's proportionate share is $5 million. As at December 31, 2009, there was no balance outstanding under this credit facility.

NOTE 15 ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	2009	2008	2007
Trade payables	$ 37	$ 93	$ 23
Accrued liabilities	1,545	1,813	1,743
Dividend payable	255	425	280
Stock-based compensation	1	24	159
Current income taxes	270	419	36
Other	77	122	117
	$ 2,185	$ 2,896	$ 2,358

NOTE 16 LONG-TERM DEBT

	Maturity	Cdn $ Amount 2009	2008	2007	U.S. $ Denominated 2009	2008	2007
Long-term debt							
6.95% medium-term notes- Series E		$ -	$ -	$ 203	$ -	$ -	$ -
6.25% notes	2012	**419**	490	395	**400**	400	400
5.90% notes	2014	**785**	-	-	**750**	-	-
7.55% debentures	2016	**208**	245	198	**200**	200	200
6.20% notes	2017	**312**	367	296	**300**	300	300
6.15% notes	2019	**314**	367	296	**300**	300	300
7.25% notes	2019	**785**	-	-	**750**	-	-
8.90% capital securities		**-**	-	223	**-**	-	225
6.80% notes	2037	**405**	474	445	**387**	387	450
Debt issue costs		**(26)**	(18)	(20)	**-**	-	-
Unwound interest rate swaps		**27**	32	37	**-**	-	-
		$ 3,229	$ 1,957	$ 2,073	**$ 3,087**	$ 1,587	$ 1,875
Long-term debt due within one year							
Bridge financing		$ -	$ -	$ 741	$ -	$ -	$ 750

Interest - net for the years ended December 31 was as follows:

	2009	2008	2007
Interest expense			
Long-term debt	**$ 193**	$ 154	$ 151
Contribution payable	**92**	63	-
Other	**8**	5	6
	293	222	157
Amount capitalized	**(16)**	-	(19)
	277	222	138
Interest income			
Contribution receivable	**(81)**	(55)	-
Other	**(2)**	(20)	(8)
	(83)	(75)	(8)
	$ 194	$ 147	$ 130

Foreign exchange for the years ended December 31 was as follows:

	2009	2008	2007
(Gain) loss on translation of U.S. dollar denominated long-term debt	**$ (327)**	$ 217	$ (197)
(Gain) loss on cross currency swaps	**62**	(83)	62
(Gain) loss on contribution receivable	**216**	(228)	-
Other (gains) losses	**44**	(241)	84
Gain	**$ (5)**	$ (335)	$ (51)

Other gains and losses include realized and unrealized foreign exchange gains and losses on working capital.

Credit Facilities

The revolving syndicated credit facility allows the Company to borrow up to $1.25 billion in either Canadian or U.S. currency from a group of banks on an unsecured basis. The facility is structured as a five-year committed revolving credit facility. Interest rates vary based on Canadian prime, Bankers' Acceptance, U.S. LIBOR or U.S. base rate, depending on the borrowing option selected and credit ratings assigned by certain credit rating agencies to the Company's rated senior unsecured debt.

The Company's $150 million revolving bilateral credit facilities have substantially the same terms as the syndicated credit facility.

As at December 31, 2009, there were no borrowings under the syndicated credit facility or the bilateral credit facilities. See Note 24 for debt covenants.

In July 2007, the Company obtained U.S. $1.5 billion of short-term bridge financing at an interest rate based on U.S. LIBOR, maturing June 26, 2008, to facilitate closing the acquisition of the Lima, Ohio refinery. On September 11, 2007, the Company refinanced U.S. $750 million with long-term notes. The remaining bridge financing of U.S. $750 million was repaid in June 2008.

Notes and Debentures

Husky filed a debt shelf prospectus with the Alberta Securities Commission on February 26, 2009 and the U.S. Securities and Exchange Commission on February 27, 2009. The shelf prospectus enables Husky to offer up to U.S. $3 billion of debt securities in the United States until March 26, 2011. During the 25-month period that the shelf prospectus is effective, debt securities may be offered in amounts, at prices and on terms to be determined based on market conditions at the time of sale. In 2009, U.S. $1.5 billion of debt securities were issued under this shelf prospectus.

On December 21, 2009, Husky filed an additional debt shelf prospectus with the Alberta Securities Commission that enables Husky to offer up to $1 billion of debt securities in Canada until January 21, 2012. During the 25-month period that the shelf prospectus is effective, debt securities may be offered in amounts, at prices and on terms to be determined based on market conditions at the time of sale. As of December 31, 2009, no debt securities had been issued under this shelf prospectus.

The 6.25% and the 6.15% notes represent unsecured securities under a trust indenture dated June 14, 2002. Interest is payable semi-annually.

The 5.90% and the 7.25% notes, issued in 2009 as described above, represent unsecured securities under a trust indenture dated September 11, 2007. Interest is payable semi-annually.

The 7.55% debentures represent unsecured securities under a trust indenture dated October 31, 1996. Interest is payable semi-annually.

The 6.20% and the 6.80% notes represent unsecured securities under a trust indenture dated September 11, 2007. During 2008, the Company repurchased U.S. $63 million of the 6.80% notes. Interest is payable semi-annually.

The 8.90% capital securities represented unsecured securities under an indenture dated August 10, 1998. On June 12, 2008, the Company initiated a cash tender offer to purchase any and all of the 8.90% capital securities. The tender offer expired on July 11, 2008 at which date U.S. $214 million or 95% of the capital securities had been tendered. The settlement date occurred July 11, 2008. The remaining capital securities were redeemed on August 14, 2008.

The 6.95% medium-term notes Series E represented unsecured securities under a trust indenture dated May 4, 1999 and were redeemed in August 2008 at a redemption price, including accrued interest, of $208 million.

The notes and debentures disclosed above are redeemable (unless otherwise stated) at the option of the Company, at any time, at a redemption price equal to the greater of the par value of the securities and the sum of the present values of the remaining scheduled payments discounted at a rate calculated using a comparable U.S. Treasury Bond rate (for U.S. dollar denominated securities) or Government of Canada Bond rate (for Canadian dollar denominated securities) plus an applicable spread.

The Company's notes, debentures, credit facilities and short-term lines of credit rank equally.

NOTE 17 OTHER LONG-TERM LIABILITIES

	2009	2008	2007
Asset retirement obligations	$ 793	$ 711	$ 662
Cross currency swaps [1]	81	19	107
Employee future benefits *(note 21)*	81	81	69
Capital lease obligations	36	44	36
Stock-based compensation *(note 20)*	-	-	13
Other	45	43	31
	$ 1,036	$ 898	$ 918

(1) Refer to Note 23, "Financial Instruments and Risk Factors."

Asset Retirement Obligations

At December 31, 2009, the estimated total undiscounted inflation adjusted amount required to settle the asset retirement obligations was $5.9 billion. These obligations will be settled based on the useful lives of the underlying assets, which currently extend an average of 30 years into the future. This amount has been discounted using credit-adjusted risk free rates ranging from 6.2% to 9.6%.

Changes to the asset retirement obligations were as follows:

	2009	2008	2007
Asset retirement obligations at beginning of year	$ 711	$ 662	$ 622
Liabilities incurred/acquired	79	56	57
Liabilities disposed	(4)	(5)	(13)
Liabilities settled	(41)	(56)	(51)
Accretion [1]	48	54	47
Asset retirement obligations at end of year	$ 793	$ 711	$ 662

(1) Accretion is included in cost of sales and operating expenses.

NOTE 18 INCOME TAXES

The provision for income taxes in the Consolidated Statements of Earnings and Comprehensive Income reflects an effective tax rate which differs from the expected statutory tax rate. Differences for the years ended December 31 were accounted for as follows:

	2009	2008	2007
Earnings (loss) before income taxes			
Canada	$ 2,195	$ 5,687	$ 3,745
United States	(51)	(820)	95
Other foreign jurisdictions	(187)	278	269
	1,957	5,145	4,109
Statutory income tax rate *(percent)*	30.0	30.6	32.7
Expected income tax	587	1,574	1,344
Effect on income tax of:			
Change in statutory tax rate	(1)	-	(395)
Rate benefit on partnership earnings	(27)	(60)	(53)
Capital gains and losses	(11)	(19)	(24)
Foreign jurisdictions	19	(102)	8
Other - net	(26)	1	28
Income tax expense	$ 541	$ 1,394	$ 908

In 2009, a tax rate benefit of approximately $1 million was recognized related to a reduction in the Ontario provincial corporate tax rate. During 2007, a tax benefit of $395 million was recognized as a result of reductions in both federal and provincial tax rates. No similar tax benefit was recognized in 2008.

The future income tax liabilities at December 31 comprised the tax effect of temporary differences as follows:

	2009	2008	2007
Future tax liabilities			
Property, plant and equipment	**$ 4,478**	$ 5,226	$ 4,081
Foreign exchange gains taxable on realization	**81**	92	131
Other temporary differences	**23**	2	1
	4,582	5,320	4,213
Future tax assets			
Asset retirement obligations	**230**	207	186
Loss carry forwards	**369**	348	-
Other temporary differences	**51**	52	79
	650	607	265
	$ 3,932	$ 4,713	$ 3,948

At December 31, 2009, the Company had $1 billion of U.S. tax losses that will expire between 2028 and 2029.

NOTE 19 COMMITMENTS AND CONTINGENCIES

Certain former owners of interests in the upgrading assets retained a 20-year upside financial interest expiring in 2014 which requires payments to them when the average differential between heavy crude oil feedstock and synthetic crude oil exceeds $6.50 per barrel. The calculation is based on a two-year rolling average of the differential. During 2009, the Company capitalized $12 million (2008 - $73 million; 2007 - $84 million) of payments under this arrangement.

At December 31, 2009, the Company had commitments for non-cancellable operating leases and other long-term agreements that require the following minimum future payments:

	2010	2011	2012	2013	2014	After 2014	Total
Long-term debt and interest	$ 211	$ 211	$ 616	$ 185	$ 945	$ 3,093	$ 5,261
Operating leases	102	93	77	64	59	162	557
Firm transportation agreements	188	148	142	130	124	1,413	2,145
Unconditional purchase obligations	2,701	1,350	967	33	21	106	5,178
Lease rentals and exploration work agreements	98	134	108	82	203	462	1,087
Asset retirement obligations	29	35	31	30	30	5,725	5,880
	$ 3,329	$ 1,971	$ 1,941	$ 524	$ 1,382	$10,961	$ 20,108

The Company is involved in various claims and litigation arising in the normal course of business. While the outcome of these matters is uncertain and there can be no assurance that such matters will be resolved in the Company's favour, the Company does not currently believe that the outcome of adverse decisions in any pending or threatened proceedings related to these and other matters or any amount which it may be required to pay by reason thereof would have a material adverse impact on its financial position, results of operations or liquidity.

The Company has income tax filings that are subject to audit and potential reassessment. The findings may impact the tax liability of the Company. The final results are not reasonably determinable at this time and management believes that it has adequately provided for current and future income taxes.

The Terra Nova oil field is divided into three distinct areas, known as the Graben, the East Flank and the Far East. Husky currently holds a combined 12.51% working interest in the field, subject to redetermination. The process of working interest redetermination is before an arbitrator who is expected to make a decision by the third quarter of 2010. The outcome and impact of the arbitration process is not reasonably determinable at this time.

NOTE 20 SHARE CAPITAL

The Company's authorized share capital is as follows:

Common shares - an unlimited number of no par value.

Preferred shares - an unlimited number of no par value, with no shares outstanding.

Common Shares

Changes to issued share capital were as follows:

	Number of Shares	Amount
December 31, 2006	848,537,018	$ 3,533
Options exercised	423,292	18
December 31, 2007	848,960,310	3,551
Options exercised	394,500	17
December 31, 2008	849,354,810	3,568
Options exercised	506,125	17
December 31, 2009	**849,860,935**	**$ 3,585**

Stock Options

At December 31, 2009, 49.2 million common shares were reserved for issuance under the Company stock option plan. The stock option plan is a tandem plan that provides the stock option holder with the right to exercise the option or surrender the option for a cash payment. The exercise price of the option is equal to the weighted average trading price of the Company's common shares during the five trading days prior to the date of the award. When the option is surrendered for cash, the cash payment is the difference between the weighted average trading price of the Company's common shares on the trading day prior to the surrender date and the exercise price of the option.

Under the terms of the original stock option plan, the options awarded have a maximum term of five years and vest over three years on the basis of one-third per year. Effective February 26, 2007, the Board of Directors approved amendments to the Company's stock option plan to also provide for performance vesting of stock options. Shareholder ratification was obtained at the Annual and Special Meeting of Shareholders on April 19, 2007. Performance options granted may vest in up to one-third increments if the Company's annual total shareholder return (stock price appreciation and cumulative dividends on a reinvested basis) falls within certain percentile ranks relative to its industry peer group. The ultimate number of performance options that vest will depend upon the Company's performance measured over three calendar years. If the Company's performance is below the specified level compared with its industry peer group, the performance options awarded will be forfeited. If the Company's performance is at or above the specified level compared with its industry peer group, the number of performance options exercisable shall be determined by the Company's relative ranking. Stock compensation expense related to the performance options is accrued based on the price of the common shares at the end of the period and the anticipated performance factor. This expense is recognized over the three-year vesting period of the performance options.

As a result of the special $0.25 per share dividend that was declared in February 2007, a downward adjustment of $0.175 was made to the exercise price of all outstanding stock options effective February 28, 2007, in accordance with the terms of the stock option plan under which the options were issued.

The following options to purchase common shares have been awarded to officers and certain other employees:

	Number of Options *(thousands)*	Weighted Average Exercise Prices	Weighted Average Contractual Life *(years)*	Options Exercisable *(thousands)*
December 31, 2006	11,656	$ 16.40	3	4,463
Granted	26,926	$ 41.65	4	
Exercised for common shares	(423)	$ 11.84	1	
Surrendered for cash	(5,147)	$ 13.40	2	
Forfeited	(2,881)	$ 40.41	4	
December 31, 2007	30,131	$ 37.18	4	4,494
Granted	7,596	$ 41.18	5	
Exercised for common shares	(395)	$ 13.65	1	
Surrendered for cash	(4,132)	$ 22.50	1	
Forfeited	(2,373)	$ 41.58	3	
December 31, 2008	30,827	$ 40.10	3	7,239
Granted	1,187	$ 30.32	4	
Exercised for common shares	(506)	$ 12.57	-	
Surrendered for cash	(765)	$ 13.16	-	
Forfeited	(2,344)	$ 41.59	2	
December 31, 2009	**28,399**	**$ 40.78**	**3**	**14,917**

As at December 31, 2009	Outstanding Options			Options Exercisable	
Range of Exercise Price	Number of Options *(thousands)*	Weighted Average Exercise Prices	Weighted Average Contractual Life *(years)*	Number of Options *(thousands)*	Weighted Average Exercise Prices
$16.41 - $24.99	70	$ 23.65	1	70	$ 23.65
$25.00 - $29.99	907	$ 29.62	4	72	$ 27.40
$30.00 - $34.99	2,034	$ 31.57	4	772	$ 32.10
$35.00 - $39.99	999	$ 38.59	2	660	$ 37.89
$40.00 - $42.99	20,733	$ 41.59	2	12,099	$ 41.61
$43.00 - $45.02	3,656	$ 45.02	4	1,244	$ 45.02
	28,399	**$ 40.78**	**3**	**14,917**	**$ 41.08**

Dividends

During 2009, the Company declared dividends of $1.20 per common share (2008 - $1.73 per common share; 2007 - $1.33 per common share). In 2007, declared dividends included a special dividend of $0.25 per common share.

NOTE 21 EMPLOYEE FUTURE BENEFITS

At December 31, 2009, the accrued benefit liability for the post-retirement health and dental care plan in Canada was $50 million. The accrued benefit liabilities for the defined benefit pension plan and the post-retirement welfare plan in the U.S. were $1 million and $30 million respectively. The total employee future benefits liability for the Company included in other long-term liabilities was $81 million at December 31, 2009.

Canada

The Company currently provides a defined contribution pension plan for all qualified employees. The Company also maintains a defined benefit pension plan, which is closed to new entrants, and all current participants are vested. The Company also provides certain health and dental coverage to its retirees, which is accrued over the expected average remaining service life of the employees.

a) Defined Benefit Pension Plan

Weighted average long-term assumptions are based on independent historical and projected references and are noted below:

	2009	2008	2007
Discount rate *(percent)*	**5.7**	6.3	5.0
Long-term rate of increase in compensation levels *(percent)*	**5.0**	5.0	5.0
Long-term rate of return on plan assets *(percent)*	**7.0**	7.0	7.5

The discount rate used at the end of 2009 to determine the accrued benefit obligation was 5.7%.

The long-term rate of return on the assets was determined based on management's best estimate and the historical rates of return, adjusted periodically. The rate at the end of 2009 was 7.0%.

The status of the defined benefit pension plan at December 31 was as follows:

Benefit Obligation	2009	2008	2007
Benefit obligation, beginning of year	**$ 132**	$ 150	$ 149
Current service cost	**2**	2	2
Interest cost	**8**	8	7
Benefits paid	**(10)**	(9)	(8)
Actuarial (gains) losses	**9**	(19)	-
Benefit obligation, end of year	**$ 141**	$ 132	$ 150

Fair Value of Plan Assets	2009	2008	2007
Fair value of plan assets, beginning of year	**$ 110**	$ 141	$ 132
Contributions	**5**	6	10
Benefits paid	**(10)**	(9)	(8)
Expected return on plan assets	**8**	10	10
Gain (loss) on plan assets	**6**	(38)	(3)
Fair value of plan assets, end of year	**$ 119**	$ 110	$ 141

Funded Status of Plan	2009	2008	2007
Fair value of plan assets	**$ 119**	$ 110	$ 141
Benefit obligation	**(141)**	(132)	(150)
Excess obligation	**(22)**	(22)	(9)
Unrecognized past service costs	**2**	2	3
Unrecognized losses	**46**	50	32
Accrued benefit asset	**$ 26**	$ 30	$ 26

Husky adheres to a Statement of Investment Policies and Procedures (the "Policy"). The assets are allocated in accordance with the long-term nature of the obligation and comprise a balanced investment based on interest rate and inflation sensitivities. The Policy explicitly prescribes diversification parameters for all classes of investment.

The Company's actuaries perform valuations annually as at December 31 for the defined benefit pension plan.

The composition of the defined benefit pension plan assets was as follows:

	2009	2008	2007
U.S. common equities	-%	1%	1%
Canadian common equities	32	26	30
International equity mutual funds	21	23	27
Canadian government bonds	15	18	14
Canadian corporate bonds	5	4	4
International fixed income	1	1	2
Canadian fixed income mutual funds	25	25	20
Cash and receivables	1	2	2
Total	100%	100%	100%

During 2009, Husky contributed $5.4 million to the defined benefit pension plan assets, $3.9 million of which was in respect of additional contributions as a result of the plan's deficiency. Husky currently plans to contribute $9 million in 2010.

The Company amortizes the portion of the unrecognized actuarial gains or losses that exceed 10% of the greater of the accrued benefit obligation or the market-related value of pension plan assets. The market-related value of pension plan assets is the fair value of the assets. The gains or losses that are in excess of 10% are amortized over the expected future years of service, which is currently seven years.

The past service costs are amortized over the expected future years of service.

b) Post-retirement Health and Dental Care Plan

The discount rate used in the calculation of the benefit obligation was 6.0%. The average health care cost trend used was 9% for 2010 and 2011, which is reduced by 0.5% until 2019. The average dental care cost trend used was 4%, which remains constant.

The status of the post-retirement health and dental care plan at December 31 was as follows:

Benefit Obligation	2009	2008	2007
Benefit obligation, beginning of year	$ 53	$ 54	$ 49
Current service cost	4	4	4
Interest cost	4	3	2
Benefits paid	(1)	(1)	(1)
Actuarial (gains) losses	5	(7)	-
Benefit obligation, end of year	$ 65	$ 53	$ 54

Funded Status of Plan	2009	2008	2007
Benefit obligation	$ (65)	$ (53)	$ (54)
Unrecognized losses	15	10	17
Accrued benefit liability	$ (50)	$ (43)	$ (37)

The assumed health care cost trend can have a significant effect on the amounts reported for Husky's post-retirement health and dental care plan. A one percent increase and decrease in the assumed trend rate would have the following effect:

	1% Increase	1% Decrease
Effect on total service and interest cost components	$ 1.7	$ (1.2)
Effect on post-retirement benefit obligation	$ 11.7	$ (9.4)

c) Pension Expense and Post-retirement Health and Dental Care Expense

The expenses for the years ended December 31 were as follows:

Benefit Obligation	**2009**	2008	2007
Defined benefit pension plan			
Employer current service cost	$ 2	$ 2	$ 2
Interest cost	8	8	7
Expected return on plan assets	(8)	(10)	(10)
Amortization of net actuarial losses	7	3	3
	9	3	2
Defined contribution pension plan	21	20	18
Total expense	$ 30	$ 23	$ 20

Post-retirement Health and Dental Care Expense	**2009**	2008	2007
Employer current service cost	$ 4	$ 4	$ 4
Interest cost	4	3	2
Amortization of net actuarial losses	-	1	1
Total expense	$ 8	$ 8	$ 7

d) Future Benefit Payments

The following table discloses the current estimate of future benefit payments:

	Defined Benefit Pension Plan	Post-retirement Health and Dental Care Plan
2010	$ 9	$ 1
2011	10	2
2012	10	2
2013	10	2
2014	10	2
2015 - 2019	54	16

United States

a) Defined Benefit Pension Plan

As at December 31, 2009, the benefit obligation was $8 million (2008 - $5 million; 2007 - $1 million) and the fair value of the plan assets was $5 million (2008 - $4 million; 2007 - $1 million). The discount rate used at the end of 2009 to determine the accrued benefit obligation was 5.4% (2008 - 6.0%; 2007 - 6.1%). During 2009, Husky contributed $2 million to the defined benefit pension plan assets and currently plans to contribute $0.5 million in 2010.

Pension expense for 2009 was $3 million (2008 - $2 million; six months ended December 31, 2007 - $1 million).

b) Defined Contribution Pension Plan

The Company's contribution to the U.S. 401(k) plan was $3.3 million in 2009 (2008 - $2.6 million; 2007 - $0.9 million).

c) Post-retirement Welfare Plan

As at December 31, 2009, the benefit obligation was $11 million (2008 - $13 million; 2007 - $33 million). The discount rate used at the end of 2009 to determine the accrued benefit obligation was 5.4% (2008 - 6.10%; 2007 - 6.25%).

Post-retirement welfare expense for 2009 was a recovery of $2 million (2008 - $3 million expense; six months ended December 31, 2007 - $1.5 million expense).

NOTE 22 RELATED PARTY TRANSACTIONS

On May 11, 2009, the Company issued 5 and 10-year senior notes of U.S. $251 million and U.S. $107 million respectively to management, shareholders and directors. Subsequent to this offering, U.S. $22 million of the 5-year senior notes and U.S. $75 million of the 10-year senior notes issued to related parties were sold to third parties. These notes were offered through an existing base shelf prospectus, which was filed in February 2009. The coupon rates offered were 5.90% and 7.25% for the 5 and 10-year tranches respectively. These transactions were measured at the exchange amount, which was equivalent to the fair market value at the date of the transaction and have been carried out on the same terms as would apply with unrelated parties. At December 31, 2009, the senior notes were included in long-term debt on the Company's balance sheet.

TransAlta Power, L.P. ("TAPLP") is under the indirect control of one of Husky's principal shareholders. TAPLP is a 49.99% owner in TransAlta Cogeneration, L.P. ("TACLP") which is the Company's joint venture partner for the Meridian cogeneration facility at Lloydminster. The Company sells natural gas to the Meridian cogeneration facility and other cogeneration facilities owned by TACLP. These natural gas sales are related party transactions and have been measured at the exchange amount. For 2009, the total value of natural gas sales to the Meridian and other cogeneration facilities owned by TACLP was $90 million (2008 - $125 million). At December 31, 2009, the total value of accounts receivables related to these transactions was nil (2008 - nil).

NOTE 23 FINANCIAL INSTRUMENTS AND RISK FACTORS

Details of the Company's significant accounting policies and risk management for the recognition and measurement of financial instruments and the basis for which income and expense are recognized are disclosed in Note 3, "Significant Accounting Policies."

Risk Management Overview

The Company is exposed to market risks related to the volatility of commodity prices, foreign exchange rates and interest rates. In certain instances, the Company uses derivative instruments to manage the Company's exposure to these risks. The Company employs risk management strategies and policies to ensure that any exposures to risk are in compliance with the Company's business objectives and risk tolerance levels. Risk management is ultimately established by the Company's Board of Directors and is implemented and monitored by senior management within the Company.

Husky is exposed to risk factors associated with operating in developing countries, political and regulatory instability. The Company maintains close contact with governments in the areas within which it operates.

Fair Value of Financial Instruments

The Company's financial instruments as at December 31, 2009 included cash and cash equivalents, accounts receivable, contribution receivable, bank operating loans, accounts payable and accrued liabilities, long-term debt, contribution payable, the derivative portion of cash flow hedges, the derivative portion of fair value hedges and freestanding derivatives.

The carrying value of cash and cash equivalents, accounts receivable, bank operating loans, accounts payable and accrued liabilities approximates their fair value due to the short-term maturity of these investments.

At December 31, 2009, the carrying value of the contribution receivable and contribution payable was $1.3 billion and $1.5 billion respectively. The fair value of these financial instruments is not readily determinable due to uncertainties regarding timing of the cash flows. Refer to Note 11, "Joint Ventures."

The derivative portion of cash flow hedges, fair value hedges, and free standing derivatives that are recorded at fair value on a recurring basis have been categorized into one of three categories based upon fair value hierarchy in accordance with CICA Handbook Section 3862. Fair values of assets and liabilities included in Level 1 are determined by reference to quoted prices in active markets for identical assets and liabilities. Assets and liabilities in Level 2 include valuations using inputs other than quoted prices for which all significant outputs are observable, either directly or indirectly. Level 3 valuations are based on inputs that are unobservable and significant to the overall fair value measurement. All of Husky's assets and liabilities that are recorded at fair value on a recurring basis are included in Level 2.

The financial instruments recorded at fair value on the balance sheet at December 31 are as follows:

	2009	2008	2007
Financial assets at fair value			
Trading derivatives	$ 22	$ 111	$ 22
Financial liabilities at fair value			
Trading derivatives	16	23	6
Long-term debt designated as a fair value hedge	389	-	203

The estimation of the fair value of commodity derivatives incorporates forward prices and adjustments for quality or location. The estimation of the fair value of interest rate and foreign currency derivatives incorporates forward market prices, which are compared to quotes received from financial institutions to ensure reasonability.

The fair value of long-term debt is the present value of future cash flows associated with the debt. Market information such as treasury rates and credit spreads is used to determine the appropriate discount rates. These fair value determinations are compared to quotes received from financial institutions to ensure reasonability. The estimated fair value of long-term debt at December 31 was as follows:

	2009		2008		2007	
	Carrying Value	Fair Value	Carrying Value	Fair Value	Carrying Value	Fair Value
Long-term debt	$ 3,229	$ 3,559	$ 1,957	$ 1,739	$ 2,814	$ 2,903

Market Risk

Market risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market prices. Market risk is comprised of foreign currency risk, interest rate risk and other price risk, for example, commodity price risk. The objective of market risk management is to manage and control market price exposures within acceptable limits, while maximizing returns.

In certain instances, the Company uses derivative commodity instruments to manage exposure to price volatility on a portion of its oil and gas production and firm commitments for the purchase or sale of crude oil and natural gas.

The Company's results will also be impacted by a decrease in the price of crude oil. The Company holds crude oil inventories that are feedstock or part of the in-process inventories at its refineries. These inventories are subject to a lower of cost or net realizable value test on a monthly basis and the Company is exposed to declining crude prices.

The Company's results are affected by the exchange rate between the Canadian and U.S. dollar. The majority of the Company's revenues are received in U.S. dollars or from the sale of oil and gas commodities that receive prices determined by reference to U.S. benchmark prices. An increase in the value of the Canadian dollar relative to the U.S. dollar will decrease the revenues received from the sale of oil and gas commodities. Correspondingly, a decrease in the value of the Canadian dollar relative to the U.S. dollar will increase the revenues received from the sale of oil and gas commodities. The majority of the Company's expenditures are in Canadian dollars.

A change in the value of the Canadian dollar against the U.S. dollar will also result in an increase or decrease in the Company's U.S. dollar denominated debt, as expressed in Canadian dollars, as well as the related interest expense. In order to mitigate the Company's exposure to long-term debt affected by the U.S./Canadian dollar exchange rate, the Company has entered into cash flow hedges using cross currency debt swaps. In addition, a portion of the Company's U.S. dollar denominated debt has been designated as a hedge of a net investment in a self-sustaining foreign operation and the unrealized foreign exchange gain is recorded in OCI.

To mitigate risk related to interest rates, the Company may enter into fair value hedges using interest rate swaps. The Company's objectives, processes and policies for managing market risk have not changed from the previous year.

Commodity Price Risk Management

a) Natural Gas Contracts

At December 31, 2009, the Company had the following third party offsetting physical purchase and sale natural gas contracts, which met the definition of a derivative instrument:

	Volumes *(mmcf)*	Fair Value
Physical purchase contracts	34,250	$ (2)
Physical sale contracts	(34,250)	$ 5

These contracts have been recorded at their fair value in accounts receivable and accrued liabilities and the resulting unrealized gain of $1 million has been recorded in other expenses in the Consolidated Statements of Earnings and Comprehensive Income.

b) Natural Gas Storage Contracts

At December 31, 2009, the Company had the following third party physical purchase and sale natural gas storage contracts:

	Volumes *(mmcf)*	Fair Value
Physical purchase contracts	9,826	$ 5
Physical sale contracts	(37,677)	$ 8

These contracts have been recorded at their fair value in accounts receivable and accrued liabilities and the resulting unrealized loss of $38 million has been recorded in other expenses in the Consolidated Statements of Earnings and Comprehensive Income. The natural gas inventory held in storage is recorded at fair value. At December 31, 2009, the fair value of the inventory was $173 million, resulting in a $69 million unrealized gain recorded in other expenses in the Consolidated Statements of Earnings and Comprehensive Income.

c) Oil Contracts

On July 1, 2009, the Company designated certain crude oil purchase and sale contracts as fair value hedges against the changes in the fair value of the inventory held in storage. The assessment of effectiveness for the fair value hedges excludes changes between current market prices and market prices on the settlement date in the future.

At December 31, 2009, the Company had the following third party crude oil purchase contracts which have been designated as a fair value hedge:

	Volumes *(bbls)*	Fair Value
Physical purchase contracts	1,518,765	$ 4

These contracts have been recorded at their fair value in accounts receivable and the resulting unrealized gain of $4 million has been recorded in earnings in the Consolidated Statements of Earnings and Comprehensive Income. The crude oil inventory held in storage is recorded at fair value. At December 31, 2009, the fair value of the inventory was $124 million, resulting in a $1 million unrealized loss recorded in earnings in the Consolidated Statements of Earnings and Comprehensive Income.

Prior to July 1, 2009, the Company had entered into contracts for future crude oil purchases, whereby there is a requirement to pay the market difference of the inventory price paid at delivery and the current market price at the settlement date in the future. These contracts have settled and the resulting loss of $30 million has been recorded in other expenses in the Consolidated Statements of Earnings and Comprehensive Income.

Interest Rate Risk Management

At December 31, 2009, the Company had entered into a fair value hedge using interest rate swap arrangements whereby the fixed interest rate coupon on the long-term debt was swapped to floating rates with the following terms:

Notional Amount	Swap Maturity	Swap Rate	Fair Value
U.S. $100	November 15, 2016	LIBOR + 420 bps	$ (1)
U.S. $100	September 15, 2017	LIBOR + 272 bps	$ (1)
U.S. $50	September 15, 2017	LIBOR + 275 bps	$ (1)
U.S. $125	September 15, 2017	LIBOR + 255 bps	$ (0.5)

These contracts have been recorded at fair value in other long-term liabilities. As at December 31, 2009, the Company recognized a loss of less than $1 million on the interest rate swap arrangements recorded in interest expense in the Consolidated Statements of Earnings and Comprehensive Income.

The Company had a freestanding derivative that required the payment of amounts based on a floating interest rate of CDOR + 175 bps in exchange for receipt of payments based on a fixed interest rate of 6.95% on $200 million of long-term debt effective February 8, 2002 that expired on July 14, 2009. In 2008, the interest rate swap was discontinued as a fair value hedge as the underlying debt was redeemed. For the year ended December 31, 2009, the Company recognized a loss of less than $1 million (2008 - $3 million gain recorded in interest income, $1 million gain recorded in other expenses) on the interest swap arrangements recorded in other expenses in the Consolidated Statement of Earnings and Comprehensive Income.

Foreign Currency Risk Management

The Company manages its exposure to foreign exchange fluctuations by balancing the U.S. dollar denominated cash flows with U.S. dollar denominated borrowings and other financial instruments. Husky utilizes spot and forward sales to convert cash flows to or from U.S. or Canadian currency.

At December 31, 2009, the Company had a cash flow hedge using the following cross currency debt swaps:

Debt	Swap Amount	Canadian Equivalent	Swap Maturity	Interest Rate *(percent)*	Fair Value
6.25% notes	U.S. $ 150	$ 211	June 15, 2012	7.41	$ (66)
6.25% notes	U.S. $ 75	$ 89	June 15, 2012	5.65	$ (11)
6.25% notes	U.S. $ 50	$ 59	June 15, 2012	5.67	$ (6)
6.25% notes	U.S. $ 75	$ 88	June 15, 2012	5.61	$ (9)

These contracts have been recorded at fair value in other long-term liabilities. The portion of the fair value of the derivative related to foreign exchange has been recorded in earnings to offset the foreign exchange on the translation of the underlying debt and the remaining gain has been included in OCI. As at December 31, 2009, the unrealized foreign exchange gain of $2 million (2008 - $6 million loss), net of tax of $1 million (2008 - $2 million) is recorded in OCI. At December 31, 2009, the balance in Accumulated Other Comprehensive Income was $7 million (2008 - $10 million), net of tax of $3 million (2008 - $4 million). For the year ended December 31, 2009, the Company recognized a foreign exchange loss of $62 million (2008 - gain of $83 million) on the cross currency debt swaps.

The Company enters into short-dated foreign exchange contracts to fix the exchange rate for conversion of U.S. dollars to Canadian dollars. For the year ended December 31, 2009, the impact of these contracts was a gain of $16 million (2008 - loss of $34 million) recorded in foreign exchange expense.

As at December 31, 2009, the Company settled its two remaining forward purchases of U.S. dollars realizing a loss of $9 million recorded in other expenses in the Consolidated Statements of Earnings and Comprehensive Income.

Effective July 1, 2007, the Company's U.S. $1.5 billion of debt financing related to the Lima acquisition was designated as a hedge of the Company's net investment in the U.S. refining and marketing operations, which are considered self-sustaining. During 2008, the Company repaid U.S. $750 million of bridge financing and repurchased U.S. $63 million of bonds that were classified as a net investment hedge. As at December 31, 2009, the unrealized foreign exchange gain of $104 million (2008 - $165 million loss), net of tax expense of $18 million (2008 - $27 million recovery), arising from the translation of the debt is recorded in OCI.

Effective December 3, 2009, Husky designated U.S. $300 million of the U.S. $750 million senior notes due December 15, 2019 as a hedge for the Company's net investment in the U.S. refining operations. In 2009, the unrealized foreign exchange gain arising from the translation of the debt was less than $1 million net of tax, which was recorded in OCI.

Sensitivity Analysis

A sensitivity analysis for foreign currency, commodities and interest rate risks has been calculated by increasing or decreasing the interest rate or foreign currency exchange rate, as appropriate, in the fair value methodologies described in the "Fair Value of Financial Instruments" section of this note. These sensitivities represent the effect resulting from changing the relevant rates with all other variables held constant and have been applied only to financial instruments. The Company's process for determining these sensitivities has not changed during the year. All calculations are on a pre-tax basis.

The Company is exposed to interest rate risk on its interest rate swaps. As at December 31, 2009, had interest rates been 50 basis points higher and assuming all other variables remained constant, the impact to earnings before tax would have been $12 million lower. Had interest rates been 50 basis points lower and assuming all other variables remained constant, the impact to earnings before tax would have been $14 million higher.

The Company is exposed to interest rate and foreign currency risk on its cross currency debt swaps. As at December 31, 2009, had the Canadian dollar been 1% stronger versus the U.S. dollar and assuming all other variables remained constant, the impact to OCI would have been $5 million lower. Had the Canadian dollar been 1% weaker versus the U.S. dollar and assuming all other variables remained constant, the impact to OCI would have been $5 million higher. As at December 31, 2009, had the interest rates been 50 basis points higher and assuming all other variables remained constant, the impact to OCI would have been $2 million higher. Had the interest rates been 50 basis points lower and assuming all other variables remained constant, the impact to OCI would have been $1 million lower.

The Company is exposed to foreign currency risk on its forward purchases of U.S. dollars. As at December 31, 2009, had the Canadian dollar been 1% stronger relative to the U.S. dollar and assuming all other variables remained constant, the impact to earnings before tax would have been less than $1 million lower. Equal and offsetting impacts would have occurred had the Canadian dollar been 1% weaker relative to the U.S. dollar and assuming all other variables remained constant.

The Company is exposed to commodity price risk on its natural gas storage contracts. As at December 31, 2009, had the forward price been $0.20/mmbtu higher, the impact to earnings before tax would have been $7 million lower. Had the forward price been $0.20/mmbtu lower, the impact to earnings before tax would have been $7 million higher.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. The Company's processes for managing liquidity risk include ensuring, to the extent possible, that it will have sufficient liquidity to meet its liabilities when they become due. The Company prepares annual capital expenditure budgets, which are monitored and are updated as required. In addition, the Company requires authorizations for expenditures on projects to assist with the management of capital.

Since the Company operates in the upstream oil and gas industry, it requires sufficient cash to fund capital programs necessary to maintain or increase production and develop reserves, to acquire strategic oil and gas assets, to repay maturing debt and to pay dividends. The Company's upstream capital programs are funded principally by cash provided from operating activities and available credit facilities. During times of low oil and gas prices, a portion of capital programs can generally be deferred. However, due to the long cycle times and the importance to future cash flow in maintaining the Company's production, it may be necessary to utilize alternative sources of capital to continue the Company's strategic investment plan during periods of low commodity prices. As a result, the Company frequently evaluates the options available with respect to sources of long and short-term capital resources. Occasionally, the Company will hedge a portion of its production to protect cash flow in the event of commodity price declines.

The Company has the following available credit facilities as at December 31, 2009:

Credit Facilities	Available	Unused
Operating facilities	$ 395	$ 262
Syndicated bank facility	1,250	1,250
Bilateral credit facilities	150	150
Total	$ 1,795	$ 1,662

In addition to the credit facilities listed above, the Company has unused capacity under shelf prospectuses of U.S. $1.5 billion and $1.0 billion, the availability of which is dependent on market conditions. The Company believes it has sufficient funding through the use of these facilities to meet its future borrowing requirements.

The following are the contractual maturities of financial liabilities as at December 31, 2009:

Financial Liability	Less than 1 Year	1 to less than 2 Years	2 to less than 5 Years	Thereafter
Accounts payable and accrued liabilities	$ 2,185	$ -	$ -	$ -
Cross currency swaps	-	-	447	-
Long-term debt and interest on fixed rate debt	212	212	1,750	3,122
Total	$ 2,397	$ 212	$ 2,197	$ 3,122

The Company's contribution payable to the joint venture with BP (refer to Note 11) is payable between December 31, 2009 and December 31, 2015, with the final balance due and payable by December 31, 2015.

The Company's objectives, processes and policies for managing liquidity risk have not changed from the previous year.

Credit Risk

Credit risk represents the financial loss that the Company would suffer if the Company's counterparties to a financial instrument, in owing an amount to the Company, fail to meet or discharge their obligation to the Company. The Company's accounts receivable are broad based with customers in the energy industry, midstream and end user segment and are subject to normal industry risks. The Company's policy to mitigate credit risk includes granting credit limits consistent with the financial strength of the counterparties and customers, requiring financial reassurances as deemed necessary, reducing the amount and duration of credit exposures and close monitoring of all accounts. The Company did not have any customers that constituted more than 10% of total sales and operating revenues during 2009.

The Company's objectives, processes and policies for managing credit risk have not changed from the previous year.

Cash and cash equivalents include cash bank balances and short-term deposits maturing in less than 90 days. The Company manages the credit exposure related to short-term investments by monitoring exposures daily on a per issuer basis relative to predefined investment limits.

The carrying amount of accounts receivable and cash and cash equivalents represents the maximum credit exposure.

The Company's accounts receivable excluding income taxes receivable and doubtful accounts was aged as follows:

Aging	Dec. 31, 2009
Current	$ 908
Past due (1 - 30 days)	44
Past due (31 - 60 days)	6
Past due (61 - 90 days)	4
Past due (more than 90 days)	20
Total	$ 982

The movement in the Company's allowance for doubtful accounts for 2009 was as follows:

Balance at January 1, 2009	$ 22
Provisions and revisions	(4)
Balance at December 31, 2009	**$ 18**

The Company did not write off any uncollectible receivables in 2009.

Held-for-Trading Financial Liabilities

The Company's cross currency swaps have been designated as a cash flow hedge and the derivative component of the hedge meets the definition of a held-for-trading financial liability. The cross currency swap counterparties' credit profiles have not materially changed since the past year or since inception. As a result, the amount of change during the period and cumulatively in the fair value of the cross currency swaps has not been materially impacted by changes resulting from credit risk. At December 31, 2009, the amount the Company would be contractually required to pay under the cross currency swaps at maturity was $356 million higher (December 31, 2008 - $414 million higher) than their carrying amount.

Embedded Derivative

During the fourth quarter of 2008, a drilling contract previously treated as an embedded derivative no longer met the criteria and the related accounting treatment was discontinued. A loss of $71 million, after tax, was recorded in 2008 compared with a gain of $71 million, after tax, for the same period in 2007.

NOTE 24 CAPITAL DISCLOSURES

The Company's objectives when managing capital are: (i) to maintain a flexible capital structure, which optimizes the cost of capital at acceptable risk; and (ii) to maintain investor, creditor and market confidence to sustain the future development of the business.

The Company manages its capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of its underlying assets. The Company considers its capital structure to include shareholders' equity and debt. To maintain or adjust the capital structure, the Company may, from time to time, issue shares, raise debt and/or adjust its capital spending to manage its current and projected debt levels.

The Company monitors capital based on the current and projected ratios of debt to cash flow from operations (defined as total debt divided by earnings from operations plus non-cash charges before settlement of asset retirement obligations and change in non-cash working capital) and debt to capital employed (defined as total debt divided by total debt and shareholders' equity). The Company's objective is to maintain a debt to cash flow from operations ratio of less than two times and a debt to capital employed target of 30% to 40%. At December 31, 2009, debt to capital employed was 18.3% which was below the long-term range, providing the financial flexibility to fund the Company's capital program and profitable growth opportunities. At December 31, 2009, debt to cash flow from operations was 1.3 times. The ratio may increase at certain times as a result of acquisitions. To facilitate the management of this ratio, the Company prepares annual budgets, which are updated depending on varying factors such as general market conditions and successful capital deployment. The annual budget is approved by the Board of Directors.

The Company's share capital is not subject to external restrictions; however the bilateral credit facilities and the syndicated credit facility include a debt to cash flow covenant. The Company was fully compliant with this covenant at December 31, 2009.

There were no changes in the Company's approach to capital management from the previous year.

NOTE 25 GOVERNMENT ASSISTANCE

Husky has government assistance programs in place where it receives funding based on ethanol production and sales from the Lloydminster and Minnedosa ethanol plants from the Department of Natural Resources and the Government of Manitoba. The programs expire in 2015 and applications for funding are submitted quarterly. During 2009, the Company received $53 million under these programs (2008 - $18 million; 2007 – nil), of which $17 million related to funding requested in 2008. The grants received under these programs have been recorded in cost of sales in the Consolidated Statements of Earnings and Comprehensive Income. Under the terms of the programs, funding accepted by the Company could be required to be repaid if certain conditions are not met.

SUPPLEMENTAL FINANCIAL AND OPERATING INFORMATION

Segmented Financial Information

	Upstream					Midstream									
						Upgrading					Infrastructure and Marketing				
($ millions)	**2009**	2008	2007	2006	2005	**2009**	2008	2007	2006	2005	**2009**	2008	2007	2006	2005
Year ended December 31[1]															
Sales and operating revenues, net of royalties	**$ 4,452**	$ 7,889	$ 6,222	$ 5,772	$ 4,367	**$ 1,572**	$ 2,435	$ 1,524	$ 1,679	$ 1,488	**$ 6,984**	$ 13,544	$ 10,217	$ 9,559	$ 7,383
Costs and expenses															
Operating, cost of sales, selling and general	**1,495**	1,627	1,308	1,321	1,050	**1,461**	2,053	1,146	1,260	1,027	**6,669**	13,192	9,838	9,258	7,084
Depletion, depreciation and amortization	**1,397**	1,505	1,615	1,476	1,144	**34**	31	25	24	21	**36**	31	28	24	21
Interest - net	**-**	-	-	-	-	**-**	-	-	-	-	**-**	-	-	-	-
Foreign exchange	**-**	-	-	-	-	**-**	-	-	-	-	**-**	-	-	-	-
	2,892	3,132	2,923	2,797	2,194	**1,495**	2,084	1,171	1,284	1,048	**6,705**	13,223	9,866	9,282	7,105
Earnings (loss) before income taxes	**1,560**	4,757	3,299	2,975	2,173	**77**	351	353	395	440	**279**	321	351	277	278
Current income taxes	**909**	585	122	519	215	**111**	84	10	53	16	**101**	126	68	79	(14)
Future income taxes	**(462)**	795	581	161	434	**(88)**	21	75	48	117	**(22)**	(29)	30	1	110
Net earnings (loss)	**$ 1,113**	$ 3,377	$ 2,596	$ 2,295	$ 1,524	**$ 54**	$ 246	$ 268	$ 294	$ 307	**$ 200**	$ 224	$ 253	$ 197	$ 182
Total assets - As at December 31	**$16,338**	$ 15,653	$ 14,395	$ 13,920	$ 12,887	**$ 1,427**	$ 1,322	$ 1,377	$ 982	$ 821	**$ 1,712**	$ 1,486	$ 1,134	$ 1,329	$ 866

(1) 2008 and prior years' amounts as restated for the adoption of a new accounting policy. Refer to Note 4 to the Consolidated Financial Statements.
(2) Eliminations relate to sales and operating revenues between segments recorded at transfer prices based on current market prices, and to unrealized intersegment profits in inventories.

Downstream								Corporate and Eliminations [2]					Total				
Canadian Refined Products					U.S. Refining and Marketing												
2009	2008	2007	2006	2005	2009	2008	2007	2009	2008	2007	2006	2005	2009	2008	2007	2006	2005
$ 2,495	$ 3,564	$ 2,916	$ 2,575	$ 2,345	$ 5,349	$ 7,802	$ 2,383	$ (5,778)	$ (10,533)	$ (7,744)	$ (6,921)	$ (5,338)	$ 15,074	$ 24,701	$ 15,518	$ 12,664	$ 10,245
2,204	3,340	2,607	2,383	2,170	4,957	8,280	2,167	(5,663)	(10,580)	(7,542)	(6,742)	(5,145)	11,123	17,912	9,524	7,480	6,186
93	81	66	48	47	194	154	47	51	30	25	27	23	1,805	1,832	1,806	1,599	1,256
-	-	-	-	-	3	3	1	191	144	129	92	32	194	147	130	92	32
-	-	-	-	-	-	-	-	(5)	(335)	(51)	(24)	(31)	(5)	(335)	(51)	(24)	(31)
2,297	3,421	2,673	2,431	2,217	5,154	8,437	2,215	(5,426)	(10,741)	(7,439)	(6,647)	(5,121)	13,117	19,556	11,409	9,147	7,443
198	143	243	144	128	195	(635)	168	(352)	208	(305)	(274)	(217)	1,957	5,145	4,109	3,517	2,802
38	28	17	19	(3)	3	(24)	28	100	102	102	8	83	1,262	901	347	678	297
19	11	33	20	50	68	(208)	35	(236)	(97)	(193)	(125)	(202)	(721)	493	561	105	509
$ 141	$ 104	$ 193	$ 105	$ 81	$ 124	$ (403)	$ 105	$ (216)	$ 203	$ (214)	$ (157)	$ (98)	$ 1,416	$ 3,751	$ 3,201	$ 2,734	$ 1,996
$ 1,430	$ 1,375	$ 1,332	$ 1,110	$ 833	$ 4,771	$ 5,380	$ 3,058	$ 617	$ 1,270	$ 370	$ 578	$ 285	$ 26,295	$ 26,486	$ 21,666	$ 17,919	$ 15,692

Upstream Operating Information

	2009	2008	2007	2006	2005
Daily production, before royalties					
Light crude oil & NGL *(mbbls/day)*	**89.1**	122.9	138.7	111.0	64.6
Medium crude oil *(mbbls/day)*	**25.4**	26.9	27.1	28.5	31.1
Heavy crude oil *(mbbls/day)*	**78.6**	84.3	86.5	88.5	88.0
Bitumen *(mbbls/day)*	**23.1**	22.7	20.4	19.6	18.0
	216.2	256.8	272.7	247.6	201.7
Natural gas *(mmcf/day)*	**541.7**	594.4	623.3	672.3	680.0
Total production *(mboe/day)*	**306.5**	355.9	376.6	359.7	315.0
Average sales prices					
Light crude oil & NGL *($/bbl)*	**$ 62.70**	$ 97.28	$ 73.54	$ 69.06	$ 61.56
Medium crude oil *($/bbl)*	**$ 56.37**	$ 81.79	$ 51.12	$ 49.48	$ 43.44
Heavy crude oil *($/bbl)*	**$ 52.54**	$ 71.98	$ 40.43	$ 40.12	$ 31.39
Bitumen *($/bbl)*	**$ 51.90**	$ 70.24	$ 38.96	$ 39.03	$ 29.66
Natural gas *($/mcf)*	**$ 3.83**	$ 7.94	$ 6.19	$ 6.47	$ 7.96
Operating costs *($/boe)*	**$ 11.82**	$ 10.93	$ 9.09	$ 8.77	$ 8.12
Operating netbacks [1]					
Light crude oil *($/boe)* [2]	**$ 39.06**	$ 65.03	$ 57.52	$ 57.06	$ 47.76
Medium crude oil *($/boe)* [2]	**$ 30.81**	$ 50.40	$ 27.61	$ 27.27	$ 24.93
Heavy crude oil *($/boe)* [2]	**$ 31.45**	$ 47.22	$ 23.84	$ 24.56	$ 18.77
Bitumen *($/boe)* [2]	**$ 28.39**	$ 36.89	$ 14.09	$ 19.40	$ 11.67
Natural gas *($/mcfge)* [3]	**$ 1.97**	$ 5.02	$ 3.80	$ 4.10	$ 5.22

(1) Operating netbacks are Husky's average prices less royalties and operating costs on a per unit basis.
(2) Includes associated co-products converted to boe.
(3) Includes associated co-products converted to mcfge.

Western Canada Wells Drilled

		2009		2008		2007		2006		2005	
		Gross	**Net**	Gross	Net	Gross	Net	Gross	Net	Gross	Net
Exploration	Oil	**18**	**9**	80	70	79	79	101	99	89	85
	Gas	**37**	**22**	102	79	114	92	330	192	392	196
	Dry	**7**	**6**	27	23	14	12	26	24	36	36
		62	**37**	209	172	207	183	457	315	517	317
Development	Oil	**315**	**278**	685	578	571	530	590	543	466	433
	Gas	**122**	**61**	435	270	343	251	565	490	610	551
	Dry	**7**	**7**	36	36	31	29	25	22	42	39
		444	**346**	1,156	884	945	810	1,180	1,055	1,118	1,023
		506	**383**	1,365	1,056	1,152	993	1,637	1,370	1,635	1,340
Success ratio *(percent)*		**97**	**97**	95	94	96	96	97	97	95	94

Selected Ten-year Financial and Operating Summary

($ millions, except where indicated)	2009	2008	2007	2006	2005	2004	2003	2002	2001	2000
Financial Highlights [1]										
Sales and operating revenues, net of royalties	$ 15,074	$ 24,701	$ 15,518	$ 12,664	$ 10,245	$ 8,440	$ 7,658	$ 6,384	$ 6,596	$ 5,066
Net earnings	$ 1,416	$ 3,751	$ 3,201	$ 2,734	$ 1,996	$ 1,001	$ 1,374	$ 794	$ 633	$ 393
Earnings per share										
Basic	$ 1.67	$ 4.42	$ 3.77	$ 3.21	$ 2.35	$ 1.18	$ 1.64	$ 0.95	$ 0.76	$ 0.60
Diluted	$ 1.67	$ 4.42	$ 3.77	$ 3.21	$ 2.35	$ 1.18	$ 1.63	$ 0.95	$ 0.76	$ 0.60
Expenditures on PP&E [2]	$ 2,797	$ 4,108	$ 2,974	$ 3,201	$ 3,099	$ 2,379	$ 1,902	$ 1,707	$ 1,474	$ 803
Total debt	$ 3,229	$ 1,957	$ 2,814	$ 1,611	$ 1,886	$ 2,204	$ 2,094	$ 2,740	$ 2,572	$ 2,726
Debt to capital employed *(percent)*	18	12	19	14	20	26	27	37	38	43
Reinvestment ratio *(percent)* [3]	111	66	86	71	80	112	92	79	79	59
Return on average capital employed *(percent)* [4]	9.1	25.1	25.6	27.1	22.7	13.0	18.9	12.3	10.9	11.8
Return on equity *(percent)* [5]	9.8	28.9	30.1	31.9	29.2	17.0	26.5	17.9	16.4	20.4
Upstream										
Daily production, before royalties										
Light crude oil & NGL *(mbbls/day)*	89.1	122.9	138.7	111.0	64.6	66.2	71.6	65.4	46.4	42.8
Medium crude oil *(mbbls/day)*	25.4	26.9	27.1	28.5	31.1	35.0	39.2	44.8	47.2	20.8
Heavy crude oil *(mbbls/day)*	78.6	84.3	86.5	88.5	88.0	90.2	85.1	76.1	67.0	42.8
Bitumen *(mbbls/day)*	23.1	22.7	20.4	19.6	18.0	18.7	14.8	19.0	16.8	10.7
	216.2	256.8	272.7	247.6	201.7	210.1	210.7	205.3	177.4	117.1
Natural gas *(mmcf/day)*	542	594	623	672	680	689	611	569	573	358
Total production *(mboe/day)*	306.5	355.9	376.6	359.7	315.0	325.0	312.5	300.2	272.8	176.8
Total proved reserves, before royalties *(mmboe)*	933	896	1,014	1,004	985	791	887	918	927	872
Midstream										
Synthetic crude oil sales *(mbbls/day)*	61.8	58.7	53.1	62.5	57.5	53.7	63.6	59.3	59.5	60.6
Upgrading differential *($/bbl)*	$ 11.89	$ 28.77	$ 30.73	$ 26.16	$ 30.70	$ 17.79	$ 12.88	$ 10.81	$ 17.91	$ 13.77
Pipeline throughput *(mbbls/day)*	514	507	501	475	474	492	484	457	537	528
Canadian Refined Products										
Light oil products sales *(million litres/day)*	7.6	7.9	8.7	8.7	8.9	8.4	8.2	7.7	7.6	7.4
Asphalt products sales *(mbbls/day)*	22.6	24.0	21.8	23.4	22.5	22.8	22.0	20.8	21.4	20.2
Refinery throughput										
Prince George refinery *(mbbls/day)*	10.3	10.1	10.5	9.0	9.7	9.8	10.3	10.1	10.2	9.2
Lloydminster refinery *(mbbls/day)*	24.1	26.1	25.3	27.1	25.5	25.3	25.7	22.0	23.7	23.4
Refinery utilization *(percent)*	86	91	90	90	101	100	103	92	97	93

(1) 2008 and prior years' amounts as restated for the adoption of a new accounting policy. Refer to Note 4 to the Consolidated Financial Statements.
(2) Excludes capitalized costs related to asset retirement obligations incurred during the period and corporate acquisitions.
(3) Reinvestment ratio is based on net capital expenditures including corporate acquisitions (other than Renaissance Energy Ltd.).
(4) Capital employed for purposes of this calculation has been weighted for 2000.
(5) Equity for purposes of this calculation has been weighted for 2000 and includes amounts due to shareholders prior to August 25, 2000.

Netback Analysis

	2009	2008	2007
Total			
Crude oil equivalent *(per boe)* [1]			
Gross price	47.06	74.57	52.41
Royalties	7.70	15.52	7.74
Net sales price	39.36	59.05	44.67
Operating costs [2]	11.82	10.93	9.09
	27.54	48.12	35.58
DD&A	12.49	11.56	11.75
Administration expenses & other [2]	1.15	0.05	(0.17)
Earnings before income taxes	13.90	36.51	24.00
Canada			
Crude oil equivalent *(per boe)* [1]			
Gross price	46.21	73.72	51.54
Royalties	7.53	15.09	7.46
Net sales price	38.68	58.63	44.08
Operating costs [2]	12.09	11.14	9.28
Operating netback	26.59	47.49	34.80
Western Canada			
Crude oil *(per boe)* [1]			
Light crude oil			
Gross price	52.28	82.97	61.02
Royalties	6.03	11.53	7.87
Net sales price	46.25	71.44	53.15
Operating costs [2]	15.79	13.90	13.24
Operating netback	30.46	57.54	39.91
Medium crude oil			
Gross price	54.88	79.91	50.42
Royalties	8.67	13.91	8.89
Net sales price	46.21	66.00	41.53
Operating costs [2]	15.40	15.60	13.92
Operating netback	30.81	50.40	27.61
Heavy crude oil			
Gross price	51.95	71.45	40.35
Royalties	7.24	10.55	5.48
Net sales price	44.71	60.90	34.87
Operating costs [2]	13.26	13.68	11.03
Operating netback	31.45	47.22	23.84
Bitumen			
Gross price	51.90	70.24	38.96
Royalties	7.13	10.42	4.33
Net sales price	44.77	59.82	34.63
Operating costs [2]	16.38	22.93	20.54
Operating netback	28.39	36.89	14.09
Natural gas *(per mcfge)* [3]			
Gross price	4.08	8.21	6.42
Royalties	0.42	1.60	1.23
Net sales price	3.66	6.61	5.19
Operating costs [2]	1.69	1.59	1.39
Operating netback	1.97	5.02	3.80
East Coast			
Light crude oil *(per boe)* [1]			
Gross price	64.60	100.12	75.37
Royalties [4]	16.34	28.45	9.43
Net sales price	48.26	71.67	65.94
Operating costs [2]	8.73	4.99	4.07
Operating netback	39.53	66.68	61.87
International			
Light crude oil *(per boe)* [1]			
Gross price	69.74	98.70	77.07
Royalties	12.01	27.46	15.50
Net sales price	57.73	71.24	61.57
Operating costs [2]	5.49	4.86	3.84
Operating netback	52.24	66.38	57.73

(1) Includes associated and co-products converted to boe.
(2) Operating costs exclude accretion, which is included in administration expenses & other.
(3) Includes associated co-products converted to mcfge.
(4) During the third quarter of 2007, White Rose royalties increased to 16% because the project, off the East Coast, achieved payout status for Tier 1 royalties. During March 2008, White Rose and Terra Nova achieved payout status for Tier 2 royalties.

Board of Directors


Victor T. K. Li


Canning K. N. Fok


William Shurniak


Asim Ghosh


R. Donald Fullerton


Martin J. G. Glynn

Victor T.K. Li, Co-Chairman,
a resident of Hong Kong, has been a Director of Husky Energy Inc. since 2000. Mr. Li is Managing Director and Deputy Chairman of Cheung Kong (Holdings) Limited. He is Deputy Chairman and Executive Director of Hutchison Whampoa Limited, Chairman and Executive Director of Cheung Kong Infrastructure Holdings Limited and of CK Life Sciences Int'l., (Holdings) Inc. Mr. Li is an Executive Director of Hongkong Electric Holdings Limited and a Non-executive Director of The Hongkong and Shanghai Banking Corporation Limited.

Canning K. N. Fok (2), Co-Chairman,
a resident of Hong Kong, has been a Director of Husky Energy Inc. since 2000. Mr. Fok is Group Managing Director and Executive Director of Hutchison Whampoa Limited. He is Chairman and a Director of Hutchison Harbour Ring Limited, Hutchison Telecommunications International Limited, Hutchison Telecommunications Hong Kong Holding Limited, Hutchison Telecommunications (Australia) Limited, and Hongkong Electric Holdings Limited. Mr. Fok is the Deputy Chairman and a Director of Cheung Kong Infrastructure Holdings Limited and a Director of Cheung Kong (Holdings) Limited.

William Shurniak (1), Deputy Chairman,
a resident of Limerick, Saskatchewan has been a Director of Husky Energy Inc. since 2000. Mr. Shurniak is a Director of Hutchison Whampoa Limited and a Director and Chairman of Northern Gas Networks Limited.

R. Donald Fullerton (1), Director,
a resident of Toronto, has been a Director of Husky Energy Inc. since 2003. Mr. Fullerton serves as a corporate director on a number of private companies and is a Director of the Li Ka Shing (Canada) Foundation.

Asim Ghosh (4), Director,
a resident of Mumbai, India, has been a Director of Husky Energy Inc. since May 2009. Mr. Ghosh retired as Managing Director and Chief Executive Officer of Vodafone Essar Limited in March 2009. Mr. Ghosh was Chairman of the Cellular Operators Association of India and was chairman of the National Telecom Committee of the Confederation of Indian Industries. He is on the Board of Directors of Vodafone Essar Limited and is an independent director of Kotak Bank, a listed Indian Bank.

Martin J. G. Glynn (1) (2) (3), Director,
a resident of Vancouver, British Columbia, has been a Director of Husky Energy Inc. since 2000. Mr. Glynn is a director of Hathor Exploration Limited, the VinaCapital Vietnam Opportunity Fund Ltd. and MF Global Holdings Ltd.



Poh Chan Koh



Stanley T. L. Kwok



Colin S. Russel



Frank J. Sixt



Eva L. Kwok



John C.S. Lau



Wayne E. Shaw

Poh Chan Koh, Director,
a resident of Hong Kong, has been a Director of Husky Energy Inc. since 2000. Miss Koh is the Finance Director of Harbour Plaza Hotel Management (International) Ltd.

Eva L. Kwok (2) (3), Director,
a resident of Vancouver, has been a Director of Husky Energy Inc. since 2000. Mrs. Kwok is a Director, Chairman and Chief Executive Officer of Amara International Investment Corp. She is a Director of CK Life Sciences Int'l., (Holdings) Inc., Cheung Kong Infrastructure Holdings Limited and the Li Ka Shing (Canada) Foundation.

Stanley T. L. Kwok (4), Director,
a resident of Vancouver, has been a Director of Husky Energy Inc. since 2000. Mr. Kwok is the President and a Director of Stanley Kwok Consultants. He is President and a Director of Amara International Investment Corp. and a Director of Cheung Kong (Holdings) Limited.

John C.S. Lau, President & Chief Executive Officer, Director,
a resident of Calgary, has been a Director of Husky Energy Inc. since 2000. Prior to joining Husky in 1992, Mr. Lau served in a number of senior executive roles within the Cheung Kong (Holdings) Limited and Hutchison Whampoa Limited group of companies.

Colin S. Russel (1) (4), Director,
a resident of the United Kingdom, has been a Director of Husky Energy Inc. since 2008. Mr. Russel is the founder and Managing Director of Emerging Markets Advisory Services Ltd. Mr. Russel is a Director of Cheung Kong Infrastructure Holdings Limited, CK Life Sciences Int'l., (Holdings) Inc. and ARA Asset Management Pte. Ltd.

Wayne E. Shaw (3) (4), Director,
a resident of Toronto, has been a Director of Husky Energy Inc. since 2000. Mr. Shaw is a Senior Partner at Stikeman Elliott LLP, Barristers & Solicitors and a Director of the Li Ka Shing (Canada) Foundation.

Frank J. Sixt (2), Director,
a resident of Hong Kong, has been a Director of Husky Energy Inc. since 2000. Mr. Sixt is Group Finance Director and Executive Director of Hutchison Whampoa Limited. He is the Non-executive Chairman and a Director of TOM Group Limited and Executive Director of Cheung Kong Infrastructure Holdings Limited and Hongkong Electric Holdings Limited, and a Director of Cheung Kong (Holdings) Limited, Hutchison Telecommunications International Limited, Hutchison Telecommunications (Australia) Limited, Partner Communications Company Ltd. and the Li Ka Shing (Canada) Foundation.

The Management Information Circular and the Annual Information Form contain additional information regarding the Directors.

(1) Audit Committee
(2) Compensation Committee
(3) Corporate Governance Committee
(4) Health, Safety & Environment Committee

Officers/Executives



John C.S. Lau



Robert J. Peabody



James D. Girgulis



Bob I. Baird



Edward T. Connolly



Alister Cowan



Ronald J. Butler



Terrance E. Kutryk

HUSKY ENERGY INC.

John C. S. Lau, President & Chief Executive Officer

John C. S. Lau, President & Chief Executive Officer, is responsible for Husky's corporate direction, vision, strategic planning and corporate policies, and is also a member of the Company's Board of Directors. Before joining Husky he served in a number of senior executive roles within the Cheung Kong (Holdings) Limited and Hutchison Whampoa Limited group of companies. Mr. Lau is a fellow member of the Institute of Chartered Accountants in Australia.

Robert J. Peabody, Chief Operating Officer, Operations & Refining

Appointed in 2006, Robert J. Peabody is responsible for leading Husky Energy's Upstream including Western Canada Production, Heavy Oil, Oil Sands, East Coast Operations, Frontier and International Exploration and Development, as well as Refining and Upgrading Operations. Prior to joining Husky, he led four major businesses for BP plc in Europe and the United States. Mr. Peabody is a member of the Association of Professional Engineers, Geologists and Geophysicists of Alberta.

Alister Cowan, Vice President & Chief Financial Officer

Alister Cowan was appointed Vice President & Chief Financial Officer, Husky Energy Inc., in July 2008. He was previously Executive Vice President and Chief Financial Officer, British Columbia Hydro & Power Authority. He joined the Institute of Chartered Accountants of Scotland in 1988 and is a member of the board of Financial Executives International (FEI) Canada and Past Chair of FEI Canada Committee on Corporate Reporting.

James D. Girgulis, Q.C., Vice President, Legal & Corporate Secretary

James D. Girgulis was appointed Vice President, Legal & Corporate Secretary of Husky Energy in 2000. He was previously General Counsel and Corporate Secretary of Husky Oil Limited. Prior to joining Husky he held positions with Alberta and Southern Gas Co. and Alberta Natural Gas Company. Mr. Girgulis was called to the Alberta Bar in 1982 and was appointed Queen's Counsel in 2005.

HUSKY OIL OPERATIONS LIMITED

Bob I. Baird, Vice President, Upgrading & Refining for Canada

Bob I. Baird was appointed Vice President, Upgrading & Refining for Canada in 2008 with responsibilities for the operations of the Lloydminster Refinery, Lloydminster Upgrader, Lloydminster Meridian Co-generation Facility, Prince George Refinery and the Lloydminster and Minnedosa ethanol plants. Prior to joining Husky, Mr. Baird worked in several senior refining and strategy roles for Royal Dutch Shell in Canada and Europe.

Ronald J. Butler, Vice President, Corporate Administration

Ron Butler is responsible for Human Resources, Health, Safety & Environment, Real Estate, Risk Management, Diversity and Corporate Services. Mr. Butler is an experienced human resources practitioner and leader with extensive oil and gas experience. Prior to joining Husky, Mr. Butler was Vice President, Human Resources with BP Canada and formerly Manager, Human Resources of Amoco (U.K.) Exploration Company. Mr. Butler is a past president and current member of the Human Resources Association of Calgary and a past director of the Human Resources Institute of Alberta.



Terry Manning



Roy C. Warnock



Paul J. McCloskey



Bill Watson

Edward T. Connolly, Vice President, Heavy Oil
Edward T. Connolly joined Husky as Vice President, Heavy Oil in 2006 and has responsibility for increasing both heavy oil reserves and production. Mr. Connolly was previously Manager, Drilling, Well Completions and Facilities Construction with Talisman Energy Canada, and Facilities Construction Project Manager with BP Canada Ltd.

Terrance E. Kutryk, Vice President, Midstream & Refined Products
Terrance E. Kutryk was appointed Vice President, Midstream & Refined Products in 2008. He has more than 25 years of experience with Husky and was formerly General Manager, Facilities & New Ventures, and was Vice President, Refined Products & New Ventures with Husky Marketing & Supply Company. He is a member of the American Society of Mechanical Engineers, Canadian Institute of Mining, Metallurgy and Petroleum, Canadian Heavy Oil Association and the Calgary Society of Financial Analysts.

Terry Manning, Vice President, Engineering & Procurement Management
Terry Manning was appointed Vice President, Engineering & Procurement Management in January 2009 with responsibilities for procurement, material and services management, project management and technical services for Husky. He was previously Vice President, Engineering & Project Management; and prior to that was Vice President, Capital Projects with Barrick Gold Corporation; General Manager, Project Management Office with Suncor Energy Inc., and Director of Projects at Agrium.

Paul J. McCloskey, Vice President, East Coast Operations
Paul J. McCloskey was appointed as Vice President, East Coast Operations, in 2009. He has more than 30 years experience in the international upstream sector. Prior to joining Husky, he was Group General Manager for Production & Development at LASMO. Previous to that, he held senior engineering and business roles at Conoco, Hess Corporation and North Alamein Petroleum Company (Nalpetco). A member of the Society of Petroleum Engineers, he served as a Director of the Board of the Aberdeen (Scotland) section.

Roy C. Warnock, Vice President, Upgrading & Refining
Mr. Warnock was appointed Vice President, Upgrading & Refining, Lima Refining Company in 2007. Previously he served as Vice President, Upgrading & Refining and as Manager of Husky's Prince George Refinery and Lloydminster Upgrader. Prior to joining the Company in 1983, he held a number of engineering and operations positions with Imperial Oil. Mr. Warnock is a member of the Association of Professional Engineers, Geologists and Geophysicists of Alberta, and Association of Professional Engineers and Geoscientists of Saskatchewan

Bill Watson, Chief Operating Officer, South East Asia
Bill Watson was appointed Chief Operating Officer, South East Asia in 2008. He is responsible for managing Husky Energy's South East Asia assets including China and Indonesia operations, South East Asia exploration, new business development, commercial activity, and the Liwan and Madura projects. Formerly Vice President, Engineering & Project Management, he joined Husky in 2004 after serving as Vice President of Amerada Hess' wholly owned subsidiary Triton Equatorial Guinea Inc. Prior to that he was President of Marathon Canada Limited, having spent 16 years in senior positions with Marathon Oil Company.

Investor Information

Common Share Information

Year ended December 31		2009	2008	2007
Share price	High	**$ 36.09**	$ 54.24	$ 46.65
	Low	**$ 24.78**	$ 26.50	$ 35.01
	Close at December 31	**$ 30.08**	$ 30.87	$ 44.59
Average daily trading volumes *(thousands)*		**1,232**	1,391	1,063
Number of common shares outstanding, December 31 *(thousands)*		**849,861**	849,355	848,960
Weighted average number of common shares outstanding *(thousands)*				
	Basic	**849,679**	849,170	848,777
	Diluted	**849,679**	849,170	848,777

Trading in the common shares of Husky Energy Inc. ("HSE") commenced on the Toronto Stock Exchange on August 28, 2000. The Company is represented in the S&P/TSX Composite, S&P/TSX Canadian Energy Sector and in the S&P/TSX 60 indices.

Toronto Stock Exchange Listing: HSE

Outstanding Shares
The number of common shares outstanding at December 31, 2009 was 849,860,935.

Transfer Agent and Registrar
Husky's transfer agent and registrar is Computershare Trust Company of Canada. In the United States, the transfer agent and registrar is Computershare Trust Company N.A. Share certificates may be transferred at Computershare's principal offices in Calgary, Toronto, Montreal and Vancouver, and at Computershare's principal office in Denver, Colorado, in the United States.

Queries regarding share certificates, dividends and estate transfers should be directed to Computershare Trust Company at 1-800-564-6253 (in Canada) and 1-514-982-7555 (outside Canada).

Corporate Office
Husky Energy Inc.
P.O. Box 6525, Station D
707 Eighth Avenue S.W.
Calgary, Alberta T2P 3G7
Telephone: (403) 298-6111
Fax: (403) 298-7464

Investor Relations
Telephone: (403) 298-6817
Fax: (403) 298-6515
E-mail: investor.relations@huskyenergy.com

Corporate Communications
Telephone: (403) 298-6111
Fax: (403) 298-6515
E-mail: corpcom@huskyenergy.com

Website
Visit Husky Energy online at www.huskyenergy.com

Auditors
KPMG LLP
2700, 205 Fifth Avenue S.W.
Calgary, Alberta T2P 4B9

Annual Meeting
The annual meeting of shareholders will be held at 10:30 a.m. on Tuesday, April 20, 2010, in the Palomino Room, at the BMO Centre, Twelfth Avenue and Third Street S.E., Calgary, Alberta.

Additional Publications
The following publications are available on our website or from our Investor Relations department:

- Annual Information Form, filed with Canadian securities regulators
- Form 40-F, filed with the U.S. Securities and Exchange Commission
- Quarterly Reports

Dividends
7Husky's Board of Directors has approved a dividend policy that pays quarterly dividends.
The following table is restated for the two-for-one split of the common shares that occurred in July 2007.

Declaration Date	Quarter Dividend	Special Dividend
February 2010	$ 0.300	
October 2009	0.300	
July 2009	0.300	
April 2009	0.300	
February 2009	0.300	
October 2008	0.500	
July 2008	0.500	
April 2008	0.400	
February 2008	0.330	
October 2007	0.330	
August 2007	0.250	
May 2007	0.250	
February 2007	0.250	$ 0.250
October 2006	0.250	
July 2006	0.250	
April 2006	0.125	
February 2006	0.125	
October 2005	0.125	0.500
July 2005	0.070	
April 2005	0.070	
February 2005	0.060	
November 2004	0.060	0.270
July 2004	0.060	
April 2004	0.060	
February 2004	0.050	

Advisories

Forward-Looking Statements

Certain statements in this Annual Report are forward looking statements within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended, and Section 27A of the United States Securities Act of 1933, as amended and forward-looking information within the meaning of applicable Canadian securities legislation (collectively "forward-looking statements"). The Company hereby provides cautionary statements identifying important factors that could cause actual results to differ materially from those projected in these forward-looking statements. Any statements that express, or involve discussions as to, expectations, beliefs, plans, objectives, assumptions or future events or performance (often, but not always, through the use of words or phrases such as "will likely result," "are expected to," "will continue," "is anticipated," "estimated," "intend," "plan," "projection," "could," "vision," "goals," "objective," "target," "schedules" and "outlook") are not historical facts, are forward-looking and may involve estimates and assumptions and are subject to risks, uncertainties and other factors some of which are beyond the Company's control and difficult to predict. Accordingly, these factors could cause actual results or outcomes to differ materially from those expressed in the forward-looking statements.

In particular, forward-looking statements in this Annual Report include, but are not limited to: the Company's general strategic plans; strategic plans for the upstream, midstream and downstream business segments; 2010 capital expenditure guidance; reserve and resource estimates; Mr. Lau's intention to step down as President and Chief Executive Officer of the Company; development and production plans for the West White Rose field; production plans for the North Amethyst field; anticipated project sanction and development and production plans for the Liwan 3-1 discovery; exploration and development plans for the Liuhua 34-2 discovery; anticipated project sanction and production plans for the Sunrise Project; drilling plans for the Western Canadian Sedimentary Basin; testing and implementation of various enhanced recovery and carbon capture techniques; midstream transportation plans; planned upgrade of the Toledo Refinery; planned execution of the agreement to purchase southern Ontario retail outlets; and downstream research and development plans.

Although the Company believes that the expectations reflected by the forward-looking statements presented in this document are reasonable, the Company's forward-looking statements have been based on assumptions and factors concerning future events that may prove to be inaccurate. Those assumptions and factors are based on information currently available to the Company about itself and the businesses in which it operates. In addition, information used in developing forward-looking statements has been acquired from various sources including third party consultants, suppliers, regulators and other sources.

The Company's Annual Information Form filed with securities regulatory authorities (accessible through the SEDAR website www.sedar.com and the EDGAR website www.sec.gov) describes the risks, material assumptions and other factors that could influence actual results and are incorporated herein by reference.

Any forward-looking statement speaks only as of the date on which such statement is made, and, except as required by applicable law, the Company undertakes no obligation to update any forward-looking statement to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events. New factors emerge from time to time, and it is not possible for management to predict all of such factors and to assess in advance the impact of each such factor on the Company's business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statement.

Disclosure of Oil & Gas Reserves and Other Oil & Gas Information

The Company's disclosure of oil and gas reserves and other information about its oil and gas activities has been made based in reliance on an exemption granted by Canadian Securities Administrators. The exemption permits the Company to make these disclosures in accordance with U.S. requirements relating to the disclosure of oil and gas reserves and other information. These requirements and, consequently, the information presented may differ from Canadian requirements under National Instrument 51-101, "Standards of Disclosure for Oil and Gas Activities." The reserves estimates and related disclosures presented in this document have been prepared in accordance with the definitions in Regulation S-X and the disclosure requirements in Regulation S-K prescribed by the United States Securities and Exchange Commission. Please refer to "Disclosure of Exemption under National Instrument 51-101" in the Annual Information Form for the year ended December 31, 2009 filed with securities regulatory authorities for further information.

The Company has also disclosed possible reserves in this Annual Report. Possible reserves are those additional reserves that are less certain to be recovered than probable reserves. It is unlikely that the quantities actually recovered will exceed the sum of the proved plus probable plus possible reserves. There is at least a 10% probability that the quantities actually recovered will equal or exceed the sum of proved plus probable plus possible reserves.

Finally, the Company has disclosed discovered petroleum initially-in-place in this Annual Report. Discovered petroleum initially-in-place is that quantity of petroleum that is estimated, as of a given date, to be contained in known accumulations prior to production. The recoverable portion of discovered petroleum initially-in-place includes production, reserves and contingent resources; the remainder is unrecoverable. A recovery project cannot be defined for these volumes of discovered petroleum initially-in-place at this time. There is no certainty that it will be commercially viable to produce any portion of the resources.

The Company uses the terms barrels of oil equivalent ("boe") and thousand cubic feet of gas equivalent ("mcfge"), which are calculated on an energy equivalence basis whereby one barrel of crude oil is equivalent to six thousand cubic feet of natural gas. Readers are cautioned that the terms boe and mcfge may be misleading, particularly if used in isolation. This measure is primarily applicable at the burner tip and does not represent value equivalence at the wellhead.

Cautionary Note to U.S. Investors

The United States Securities and Exchange Commission ("SEC") permits U.S. oil and gas companies, in their filings with the SEC, to separately disclose proved, probable and possible reserves that have been determined in accordance with SEC rules. Husky uses certain terms in this document, such as "discovered petroleum initially-in-place" that the SEC's guidelines strictly prohibit in filings with the SEC by U.S. oil and gas companies.

In this report, the terms "Husky Energy Inc.," "Husky" or "the Company" mean Husky Energy Inc. and its subsidiaries and partnership interests on a consolidated basis.



Husky Energy Inc.
707 Eighth Avenue S.W. Calgary, Alberta T2P 3G7
www.huskyenergy.com



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